THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should seek your own financial advice immediately from your stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Existing Ordinary Shares, you should pass this document, together with the accompanying Proxy Form (or Form of Direction), as soon as practicable, to the purchaser or transferee or to the other person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Morgan Stanley, Lazard and JPMorgan Cazenove are acting exclusively for Marconi and for no one else in connection with the Disposal, the Return of Cash and the related Share Consolidation, and will not be responsible to anyone other than Marconi for providing the protections afforded to the customers of Morgan Stanley, Lazard or JPMorgan Cazenove or for providing advice in relation to the Disposal or the Return of Cash and the related Share Consolidation. Morgan Stanley and JPMorgan Cazenove have acted as joint sponsors for this document.

Applications will be made to the UK Listing Authority and the London Stock Exchange, respectively, for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities in place of the Existing Ordinary Shares.

The New Ordinary Shares have not been marketed and are not available to the public, in whole or in part, in connection with the application for the Listing of such shares.

MARCONI CORPORATION PLC

(incorporated and registered in England and Wales under number 67307)

PROPOSED DISPOSAL OF MARCONI’S TELECOMMUNICATIONS EQUIPMENT

AND INTERNATIONAL SERVICES BUSINESSES,

PROPOSED RETURN OF CASH AND RELATED SHARE CONSOLIDATION,

PROPOSED CHANGE OF NAME TO TELENT PLC,

PROPOSED AMENDMENTS TO SHARE PLANS

AND

ANCILLARY MATTERS INCLUDING PROPOSED AMENDMENTS

TO ARTICLES OF ASSOCIATION

TO FACILITATE DE-REGISTRATION FROM THE SEC

It is important that this document is read in full and as a whole including by US Shareholders and ADR holders whose holdings may be affected by the Proposals and events described in this document. Your attention is drawn to the letter from the Chairman of Marconi which is set out on pages 6 to 18 of this document which recommends that you vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting referred to below.

The Proposals in this document are conditional on the approval of Shareholders at the Extraordinary General Meeting.

A notice of the Extraordinary General Meeting of the Company to be held at Merchant Taylors’ Hall, 30 Threadneedle Street, London EC2R 8JB at 11.00 a.m. on 21 December 2005 is set out at the end of this document. A Proxy Form (or Form of Direction) for use at the Extraordinary General Meeting is enclosed with this document. To be valid, a Proxy Form (or Form of Direction) must be received by post or (during normal business hours only) by hand at Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA by no later than 11.00 a.m. on 19 December 2005. If you hold your Ordinary Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Computershare Investor Services PLC (CREST participant ID 3RA50) so that it is received by no later than 11.00 a.m. on 19 December 2005. The return of a completed Proxy Form (or Form of Direction) or CREST Proxy Instruction will not prevent you from attending the Extraordinary General Meeting and voting in person if you wish to do so.

The Depositary for the ADR program will mail ADR Instruction Cards and instructions for voting through the Depositary at the EGM to ADR holders around 29 November 2005. If you are a holder of ADRs, the latest time to provide the Depositary with your completed ADR Instruction Card with respect to the EGM is 3.00 p.m. (New York City time) on 15 December 2005.

The New Ordinary Shares have neither been, nor will be nor are required to be registered under the Securities Act, or the securities laws of any state in the United States and none of them may be offered or sold in the United States unless pursuant to a transaction that has been registered under the Securities Act and the relevant state securities laws or is not subject to the registration requirements of the Securities Act or other such laws, either due to an exemption therefrom or otherwise.

This document contains certain forward-looking statements, which are subject to assumptions, risks and uncertainties. All such statements should be considered in light of the cautionary statement set out in paragraph 13 of Part X of this document.

An explanation of some of the terms used in this document can be found in the Definitions on pages 119 to 124 of this document.

Your attention is drawn to the risk factors set out in Part II of this document.

TABLE OF CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS FOR HOLDERS OF ORDINARY SHARES
EXPECTED TIMETABLE OF PRINCIPAL EVENTS FOR HOLDERS OF ADRS
Part I	Letter from the Chairman of Marconi Corporation plc
Part II	Risk factors
Part III	Financial information on the Disposed Business
Part IV	Pro forma financial information on the Continuing Group
Part V	Further information on the Continuing Group
Part VI	Interim results of Marconi Corporation plc for the period ended 30 September 2005
Part VII	Further information on the Return of Cash and the related Share Consolidation
Part VIII	Further information on the Disposal and other matters
Part IX	Tax Considerations
Part X	Additional information
Definitions
Notice of Extraordinary General Meeting

EXPECTED TIMETABLE OF PRINCIPAL EVENTS FOR HOLDERS OF ORDINARY SHARES*

Latest time and date for receipt of Proxy Forms (or Forms of Direction) for the EGM	11.00 a.m. on 19 December 2005
Extraordinary General Meeting	11.00 a.m. on 21 December 2005
Master Closing	Expected to be on or around 23 January 2006
Return of Cash and related Share Consolidation	Expected to be in the first quarter of 2006

*              Holders of ADRs should refer to the timetable on the following page of this document, which sets out additional information for ADR holders concerning the procedures and timetable for voting at the EGM through the Depositary.

Notes:

(1)           References to times in this document are to London time (unless otherwise stated).

(2)           If any of the above times or dates should change, the revised times and/or dates will be notified by an announcement on RNS. The exact timing of the Return of Cash and the related Share Consolidation will be notified by an announcement on RNS. This announcement will also set the record date for the entitlement to the Return of Cash and the Share Consolidation and give the date on which dealings in the New Ordinary Shares are expected to commence.

(3)           The timing of the events in the above timetable following the Extraordinary General Meeting and in the rest of this document is indicative only and conditional upon approval of Resolutions 1 and 5 by Shareholders at the Extraordinary General Meeting, and assumes 23 January 2006 as the date of the Master Closing.

If you are in any doubt as to how to complete the Proxy Form (or Form of Direction) please contact Computershare Investor Services PLC on 0870 702 0118 (if calling from within the United Kingdom) or on +44 (0) 870 702 0118 (if calling from outside the United Kingdom). This helpline is open from 8.30 a.m. to 5.30 p.m. on any Business Day. Computershare Investor Services PLC will not be able to provide advice on the merits of the Proposals nor give any financial advice. For financial advice, you will need to consult your own independent professional adviser.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS FOR HOLDERS OF ADRS

Voting Record Date for ADR holders for the EGM	18 November 2005
ADR Instruction Card mailed by Depositary to ADR holders	29 November 2005
Latest Time for ADR holders to return ADR Instruction Card to Depositary with respect to EGM	3.00 p.m. on 15 December 2005
Extraordinary General Meeting	11.00 a.m. London time on 21 December 2005
NASDAQ listing ceases to be effective	31 December 2005	*
Termination of Deposit Agreement becomes effective	31 December 2005
ADR holders may only exchange their ADRs for the underlying Ordinary Shares	31 December 2005 to 1 March 2006
Master Closing	Expected to be on or around 23 January 2006	*

Date from which the Depositary will sell the Ordinary Shares underlying ADRs held by ADR holders who have not previously exchanged their ADRs for Ordinary Shares (payment to such ADR holders will be made by the Depositary upon surrender of their ADRs)

2 March 2006
Return of Cash and related Share Consolidation	Expected to be in the first quarter of 2006

Notes:

(1)           References to times in this timetable are to New York City time (unless otherwise stated).

(2)           The dates marked with * are indicative and subject to change. The exact timing of the Return of Cash and the related Share Consolidation will be notified by the submission of a Form 6-K to the SEC.

(3)           The timing of the events in the above timetable and in the rest of the document following the Extraordinary General Meeting is indicative only and conditional upon approval of the Resolutions 1 and 5 by the Shareholders at the Extraordinary General Meeting, and assumes 23 January 2006 as the date of the Master Closing.

(4)           ADR holders should see Section B of Part VIII of this document for further details of some of the events in this timetable.

If you are in any doubt as to how to complete the ADR Instruction Card or have any questions regarding your ADRs, please contact the Depositary (The Bank of New York, Depositary Receipts Division, 101 Barclay Street, 22nd Floor, New York, New York 10286; 1-888-269-2377). The Depositary will not be able to provide advice on the merits of the Proposals nor give any financial advice. For financial advice, you will need to consult your own independent professional adviser.

PART I

LETTER FROM THE CHAIRMAN OF MARCONI CORPORATION PLC

(Incorporated in England & Wales with registered number 67307)

Directors:	Registered Office:
J F Devaney (Chairman)	Marconi Corporation plc
M W J Parton (Chief Executive Officer)	New Century Park
P S Binning (Chief Financial Officer)	Coventry
M K Atkinson (Non-executive director)	CV3 1HJ
K R Flaherty (Non-executive director)
P C F Hickson (Non-executive director)
W K Koepf (Non-executive director)
D F McWilliams (Non-executive director)	25 November 2005

To all Marconi Shareholders and ADR holders

Dear Shareholder

PROPOSED DISPOSAL OF MARCONI’S TELECOMMUNICATIONS EQUIPMENT AND

INTERNATIONAL SERVICES BUSINESSES TO ERICSSON

PROPOSED RETURN OF CASH AND RELATED SHARE CONSOLIDATION

PROPOSED CHANGE OF NAME TO TELENT PLC

PROPOSED AMENDMENTS TO SHARE PLANS AND ARTICLES OF ASSOCIATION

1.             INTRODUCTION

The Board announced on 25 October 2005 that Marconi had entered into a conditional agreement with Ericsson for the sale of the majority of Marconi’s telecommunications equipment and international services businesses to Ericsson for approximately £1,200 million. The Board further announced that it proposed to return approximately £577 million to Shareholders in the first quarter of 2006.

The Disposal, in view of its size relative to the size of the Group, the change of name to telent plc, the Share Consolidation, the authority to make market purchases and the amendments to the rules of the Share Plans and to the Articles of Association are conditional upon the approval of Shareholders. An Extraordinary General Meeting has been convened for this purpose and will be held at Merchant Taylors’ Hall, 30 Threadneedle Street, London EC2R 8JB at 11.00 a.m. on 21 December 2005.

This document provides you with details of the Proposals and explains why the Directors believe they are in the best interests of Shareholders as a whole.

2.             BACKGROUND TO AND REASONS FOR THE DISPOSAL

The Marconi management team has been rebuilding the business since the Restructuring, initially targeting to reduce Marconi’s debt burden and improve its operating results. Both of these goals have been achieved. The business has been stabilised, despite continuous and significant changes in the industry, and is focused on product and service areas where it has established market positions.

Looking forward, the Board believes that industry dynamics and the convergence of fixed and mobile telephony services will drive consolidation in the telecommunications equipment industry. The proposed acquisition of Marconi’s telecommunications equipment business by Ericsson represents a natural fit, strengthening Ericsson’s product portfolio within fixed line equipment and next generation networks. It also allows telent to build on its current critical mass in services and take advantage of opportunities for growth in this market. Having conducted a review of all strategic options for maximising shareholder value, the Board believes the Disposal represents enhanced value for Shareholders and preserves the unique heritage, strength and innovation of the Marconi telecommunications equipment business through extending a relationship with Ericsson, with whom Marconi has a long-standing association.

3.             FURTHER INFORMATION ON THE PROPOSED DISPOSAL

Under the terms of the Disposal, Ericsson will acquire:

•                  The Marconi trademark, other trade names and other intellectual property rights related to the Disposed Business

•                  Marconi’s Optical Networks business

•                  The majority of Marconi’s Access Networks business

•                  Marconi’s Data Networks equipment and services business based predominantly in North America

•                  Marconi’s international services businesses including its non-UK Telecommunications Services (IC&M) activities, its Value Added Services (VAS) activities in the Middle East and its Wireless Software Services business

For the financial year ended 31 March 2005, the Disposed Business generated total sales of approximately £934 million and an Adjusted Operating Loss of approximately £9 million (before exceptional items and share option charge) and an operating loss of approximately £38 million. This financial information has been extracted without material adjustment from the financial information contained in Part III of this document and investors should read the whole of the document and not rely solely on this summarised financial information.

Ericsson will pay approximately £1,200 million to Marconi in cash for the Disposed Business, subject to certain closing adjustments. The purchase price represents a multiple of approximately 1.3 times revenues for the Disposed Business for the financial year ended 31 March 2005. In addition, Marconi will retain the Net Cash as at 31 December 2005 (which, as at 30 September 2005, amounted to £275 million). Marconi’s Shareholders will also continue to own 100% of the equity of telent.

Immediately after Master Closing, Marconi will be renamed telent plc to reflect its new focus as a strong services provider to telecommunications and enterprise customers. telent will be Ericsson’s preferred services partner in the UK and will retain its listing on the London Stock Exchange. telent will retain:

•                  The UK Telecommunications Services business (IC&M)

•                  The UK and German Value Added Services (VAS) businesses

•                  The System X product support business along with the payphones business

For the financial year ended 31 March 2005 and if the Disposal had been effective on 1 April 2004, the Continuing Group would have generated pro forma total sales of approximately £336 million and a pro forma Adjusted Operating Profit of approximately £14 million and an operating loss of approximately £24 million. This financial information has been extracted without material adjustment from the financial information contained in Part IV of this document and investors should read the whole of this document and not rely solely on this summarised financial information.

The Board believes that it is appropriate to return a significant amount of the available cash proceeds from the Disposal to Shareholders. Accordingly, the Board is proposing the Return of Cash whereby 275 pence per Ordinary Share will be returned to Marconi’s Shareholders which is broadly equivalent to the Marconi share price as at 5 August 2005, being the last Business Day before Marconi confirmed that it was in discussions with third parties about potential business combinations. The Return of Cash is expected to take place in the first quarter of 2006.

Marconi has also focused on ensuring that the entitlements of the approximately 66,000 members of the UK Pension Plan are protected. After extensive discussions with the Trustee and the Pensions Regulator, Marconi has agreed to make a cash contribution of £185 million to the UK Pension Plan shortly before the proposed Return of Cash. An additional £490 million will be retained in an escrow arrangement for the potential benefit of the UK Pension Plan.

Over time the Board believes that a more competitive secondary market for pension fund assets and liabilities may develop and telent, whilst continuing to protect members’ entitlements, may be able to dispose of its pension assets and liabilities.

4.             INFORMATION ON THE DISPOSED BUSINESS

Optical and Access Networks Businesses

The Optical Networks business sells a comprehensive range of Synchronous Digital Hierarchy (SDH) and, Dense Wave Division Multiplexing (DWDM) optical transmission equipment products. SDH and DWDM are technologies used by communications services providers to transmit voice, data and video traffic over fibre optic communications networks. Marconi’s Optical Networks business also includes its network management system, ServiceOn, which manages transmission equipment.

Marconi was a pioneer of SDH technology following its introduction in the early 1990s and has refreshed its portfolio to introduce many next-generation products. Marconi is a leading supplier of SDH transmission equipment within Europe. Major customers include Belgacom, British Telecom, Energis, KPN and Telecom Italia. These products are also sold to customers in the Asia Pacific and Central and Latin America regions.

DWDM is a relatively new transmission technology that allows the capacity of installed optical fibre to be increased substantially. Marconi has a strong history of technology leadership in DWDM and has built networks for customers such as Telstra and Vodafone. Combined with the fact that Marconi’s DWDM equipment is complementary to its SDH equipment, Marconi has been successful in selling DWDM products to its existing SDH customer base as well as winning significant new customers such as Deutsche Telekom and Telefónica.

The Marconi Access Networks business included in the Disposal is comprised of three main product areas: Fixed Wireless Access products, Access products and its next-generation switching product (Impact SoftSwitch).

Marconi’s Fixed Wireless products are mainly sold to mobile operators in Germany. The portfolio of products includes point-to-point and point-to-multipoint solutions for long- and short-haul SDH transmission and broadband wireless.

Marconi’s Access products include the next-generation Access Hub as well as network management and legacy Access products. The Access Hub product is typically located within a network operator’s local exchange on one end of the subscriber loop providing broadband internet/Digital Subscriber Line (DSL) data and voice services. Since the launch of this product in 2003, Marconi has sold this product into major customers such as British Telecom, Bulldog, Fastweb, Telecom Italia and Telkom South Africa. The legacy access products to be disposed of include narrowband access products such as the DMP as well as network management. Sales of legacy Access products are primarily to customers in South Africa and Germany.

Marconi’s Impact SoftSwitch is a next-generation switching product which allows network operators to combine their traditional telephony services with broadband multimedia and high-speed data services across a single broadband packet switched network. Marconi has current deployments with Gamma Communications, Jersey Telecom and Kingston Communications in the UK, as well as with a large enterprise customer in the Middle East.

Data Networks (formerly referred to as the Broadband Routing and Switching Business)

Data Networks is a product and services business with sales predominantly in North America. Its largest customer is the US Federal Government. Its products comprise a range of multi-service switch-router devices that both establish the physical communication links between end points and determine the optimal route across a network. In the last two years, Data Networks has expanded its product portfolio with Internet Protocol (IP) router products that provide service edge routing functionality for large private networks and carrier network applications.

Data Networks also provides support services to customers of its products. These services range from routine technical support and assistance for switch-routers, to dedicated, on-site project and program support for complex network environments such as the surveillance and security systems project at Miami Airport.

Marconi’s International (Non-UK) Telecommunication Services (IC&M)

Marconi’s Installation, Commissioning and Maintenance activities can be broken down into Customer Fulfilment, Managed Services and Operational Support Systems:

Through Customer Fulfilment, Marconi provides project management, installation and commissioning, field engineering support and customer training to customers in North America, Germany and Italy.

Through Managed Services, Marconi supports the installed base of Marconi’s equipment through technical support, on-site maintenance and spares and repairs management. Managed Services also remotely monitors, manages and supports customers’ live networks. Services are provided from a global network of technical assistance centres (TACs) which offer telephone assistance to customers and stock hubs and network operation centres (NOCs).

Through Operational Support Systems, Marconi provides the software systems and systems integration services that enable operators to maximise the efficiency of their networks and the quality of the services they provide to customers.

VAS Middle East

The largest single customer in the region is a government defence organisation with whom Marconi has an eight-year value-added services contract for the extension of its mobile radio network and communications backbone. In addition, Marconi currently builds or supports enterprise networks directly for large enterprise customers. It also supports customers indirectly through resellers in the region.

Wireless Software Services business

Wireless Software Services provides radio frequency consulting services to both wireless and wireline network operators. These are primarily consulting and contractual services for radio frequency cell site planning and network optimisation. Wireless Software Services also develops and markets two software platforms that provide network planning and mediation capabilities to global network operators.

Financial performance

For the financial year ended 31 March 2005, the Disposed Business generated total sales of approximately £934 million and an Adjusted Operating Loss of approximately £9 million and an operating loss of £38 million. As at 31 March 2005 the Disposed Business had net assets of approximately £136 million and gross assets of approximately £701 million. This financial information has been extracted without material adjustment from the financial information contained in Part III of this document and investors should read the whole of this document and not rely solely on this summarised financial information.

5.             PRINCIPAL TERMS AND CONDITIONS OF THE DISPOSAL

The Memorandum of Agreement was entered into on 25 October 2005. Pursuant to the Memorandum of Agreement, Ericsson will pay approximately £1,200 million to Marconi in cash. The Memorandum of Agreement provides for share purchase agreements and asset purchase agreements being entered into to effect the envisaged transactions in each of the relevant jurisdictions. This consideration may be adjusted, either upwards or downwards in accordance with a completion accounts mechanism, on a case by case basis following a review of the final balance sheets from which the consideration is to be calculated for each of the businesses and companies which are to be sold pursuant to the envisaged transactions.

Completion of the Disposal is subject to certain conditions, including the approval of Shareholders at the EGM and the obtaining of clearance from various competition authorities, including the European Commission. Where, despite the reasonable endeavours of both Marconi and Ericsson, these conditions are not satisfied by 31 March 2006, all provisions of the Memorandum of Agreement will lapse and cease to have effect. Those rights and liabilities accrued before termination will continue to subsist.

Further information on the Disposal is set out in Section A of Part VIII of this document.

6.             USE OF PROCEEDS AND FINANCIAL EFFECTS OF THE DISPOSAL

The cash proceeds from the Disposal will amount to approximately £1,200 million before any closing adjustments that may arise from the completion accounts mechanism described in Section A of Part VIII of this document. The cash proceeds, together with the Net Cash as at 31 December 2005 (which, as at 30 September 2005, amounted to £275 million) are intended to be utilised as follows:

Return of Cash to Shareholders

•                  Approximately £577 million will be returned to Shareholders.

Cash in respect of the UK Pension Plan

•                  £185 million will be contributed to the UK Pension Plan by way of a cash injection. This is sufficient to eliminate the deficit in the UK Pension Plan, as shown by the latest draft triennial valuation, on both an FRS 17 accounting basis and the UK Pension Plan’s ongoing funding basis.

•                  £490 million will be put in an escrow arrangement for the potential benefit of the UK Pension Plan.

Cash in respect of restructuring and tax costs

•                  £100 million will be retained for restructuring costs, transaction fees and tax costs including the winding down of the legacy product businesses, the reduction in size of telent’s existing corporate functions and taxation to be incurred by Marconi in connection with the Disposal.

Cash in respect of telent

•                  Approximately £123 million (based on the Net Cash as at 30 September 2005) will be retained for ongoing working capital requirements (including potential cash settlement of provisions retained by telent as detailed in Part VI of this document). In addition the retained cash will cover legacy contingent liabilities associated with the Marconi business, including:

•                  £20 million of cash to be held in escrow for the protection of those creditors who were excluded from the Restructuring; and

•                  contingent liabilities retained by telent and associated with litigation and obligations under guarantees given in respect of cash collaterised performance bonds.

After Completion, it is intended that an existing Shareholder will receive 275 pence in cash per Ordinary Share and will retain a shareholding in telent.

The unaudited pro forma statement of net assets, showing the position of telent following Completion and the allocation of the proceeds described above, as if they had taken place on 31 March 2005, is set out in Part IV of this document.

7.             THE UK PENSION PLAN

Under current legislation the Pensions Regulator may, after discussions with the Trustee, clear any distribution to shareholders that has the potential to affect the benefits of members of the UK Pension Plan. After extensive discussions with the Trustee and the Pensions Regulator, Marconi has agreed that it will make a payment of £185 million into the UK Pension Plan. This is sufficient to eliminate the deficit in the UK Pension Plan, as shown by the latest draft triennial valuation, on both the FRS 17 accounting basis and the UK Pension Plan’s ongoing funding basis.

The Pensions Regulator would not provide clearance for the proposed transaction unless sufficient funds were available to allow current benefits to continue to be paid to the members of the UK Pension Plan under more conservative liability valuation assumptions. Following discussion with the Pensions Regulator, the Trustee and Marconi have agreed that (in addition to the cash contribution of £185 million to be made to the UK Pension Plan shortly before the Return of Cash), Marconi will pay £490 million into an escrow arrangement for the potential benefit of the UK Pension Plan. The cash contributed to this escrow arrangement will be held by a nominee on trust for the benefit of telent, but with security over such amount being provided to the Trustee. Having taken appropriate legal and actuarial advice the Trustee believes that it is reasonable, under present circumstances, to continue to pay benefits in full.

Unless a future actuarial valuation of the UK Pension Plan shows it to be funded in excess of 105% on a buy-out basis, telent will not have access to this cash without the permission of the Trustee. The Trustee and the Board of telent plc will agree the scope of the investments in which the cash in the escrow arrangement can be invested. The investment income from the cash will be rolled-up within the escrow arrangement.

The assets may be transferred from the escrow arrangement to the UK Pension Plan on any of the following events:

(i)            If any annual valuation of the UK Pension Plan for the purpose of the levy for the Pension Protection Fund or for IAS 19 shows assets below 100% of the liabilities then the difference shall be paid as part of a funding plan to be agreed between Marconi and the Trustee when that funding plan is agreed;

(ii)           A prior written agreement with Marconi;

(iii)          If Marconi passes a resolution for its voluntary winding-up or if an administrator or administrative receiver is appointed or Marconi is unable to pay its debts;

(iv)          If the UK Pension Plan is being wound-up;

(v)           If Marconi does not pay any sums in respect of tax on the assets in the escrow arrangement within 6 months of it becoming due; and

(vi)          On the expiry of 80 years from the date when the escrow arrangement is established.

If the transaction with Ericsson does not proceed, the Trustee has indicated it would still seek a significant immediate payment to the UK Pension Plan to address the deficit as shown by the latest draft triennial valuation. It is likely that ongoing contributions would increase to address any remaining deficit and also reflect improvements in mortality and a more conservative investment strategy.

The latest actuarial valuation of the UK Pension Plan was carried out on behalf of the Trustee as at 5 April 2005. Based on the preliminary results of this valuation the FRS 17 deficit in the UK Pension Plan was estimated to be approximately £141 million. The main FRS 17 assumptions used were:

•                  A discount rate assumption of 5.50% per annum.

•                  A salary increase assumption of 4.25% per annum.

•                  A future price inflation assumption of 2.75% per annum.

•                  Mortality assumptions which take into account observed UK Pension Plan experience to 31 March 2005, plus a further allowance for expected future improvements in longevity equivalent to 3 per cent. of the UK Pension Plan’s liabilities.

The Directors estimate the following sensitivities give an approximate indication of how the FRS 17 deficit would move for a given change in underlying assumptions:

•                  A reduction (increase) of 0.25% per annum in the assumed discount rate would increase (reduce) the UK Pension Plan’s liabilities by around £90 million.

•                  A reduction (increase) of 0.25% per annum in the assumed rate of future price inflation would reduce (increase) the UK Pension Plan’s liabilities by around £90 million.

•                  An increase of one year in future life expectancy would increase the UK Pension Plan’s liabilities by around £75 million.

The unaudited IAS 19 deficit in the UK Pension Plan as at 30 September 2005 had increased to £218 million. This is largely as a result of a reduction in the discount rate of 50 basis points to 5.0%. Further details of the unaudited IAS 19 deficit in the UK Pension Plan as at 30 September 2005 are set out in Part VI of this document.

It has been confirmed to the Board by L.E.K. Consulting that the assets of the UK Pension Plan together with the payment by the Company of £185 million to the UK Pension Plan and of £490 million to an escrow arrangement for the potential future benefit of the UK Pension Plan will meet 93.7% of all possible outcomes for the amount of the future liabilities of the UK Pension Plan under various assumptions.

Over time the Board believes that a more competitive secondary market for pension fund assets and liabilities may develop and telent, whilst continuing to protect members’ entitlements, may be able to dispose of its pension assets and liabilities, enabling the business to achieve its full value.

8.             SUMMARY OF THE RETURN OF CASH AND RELATED SHARE CONSOLIDATION

Return of Cash

The Board is expecting to proceed with returning cash to Shareholders by way of a special dividend. The Return of Cash is expected to take place in the first quarter of 2006. The Board intends that the Return of Cash will be 275 pence per Ordinary Share which is broadly equivalent to the Marconi share price as at 5 August 2005, the last Business Day before Marconi confirmed it was in discussions with third parties about potential business combinations. The precise timing and the amount of the Return of Cash will be announced after Completion. At this time other relevant information will also be announced, including the record date for the Return of Cash and Share Consolidation and the date on which dealings in the New Ordinary Shares are expected to commence.

Further information on the Return of Cash is set out in Section A of Part VII of this document.

Share Consolidation

The total amount of the Return of Cash is equivalent to approximately 71% of the market capitalisation of Marconi at the close of business on 24 November 2005, the last practicable trading date prior to the date of posting of this document. The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage. The purpose of the Share Consolidation, amongst other things, is to ensure that (subject to normal market movements) the market price of each New Ordinary Share is approximately the same as the market price of each Existing Ordinary Share (thereby allowing comparability in earnings per share and share prices with prior financial periods).

Consequently, the Board proposes a share consolidation at the forthcoming Extraordinary General Meeting whereby every seven of the issued and unissued Ordinary Shares in Marconi with a nominal value of 25 pence each will be consolidated into two New Ordinary Shares in Marconi with a nominal value of 87.5 pence each.

As a consequence of the Share Consolidation, if you hold less than four Existing Ordinary Shares in Marconi Corporation plc at the time the proposed Share Consolidation takes effect, you will not receive a New Ordinary Share. You will instead receive the cash proceeds of the sale of your fractional entitlement.

If you hold four or more Existing Ordinary Shares at the time the Share Consolidation takes effect, every seven shares you hold will be consolidated into two New Ordinary Shares in Marconi. You will also receive the net cash proceeds of the sale of any fractional entitlement.

We have put in place a commission-free postal dealing service allowing Shareholders who hold a share certificate or who hold their Existing Ordinary Shares in the corporate nominee account operated by Computershare Investor Services PLC, on one occasion only, either to sell all (but not some of) their Existing Ordinary Shares or to buy Existing Ordinary Shares. This service is available until 13 January 2006. If you hold less than four Existing Ordinary Shares and wish to remain a Shareholder following the proposed Share Consolidation, you can use this service to increase your holding so that you receive at least one New Ordinary Share through the Share Consolidation.

If you wish to use this service you should complete the Share Dealing Form enclosed with this document. To be valid the Share Dealing Form must be received by post in the brown envelope provided or (during normal business hours only) by hand at Computershare Investor Services PLC, PO Box 1169, The Pavilions, Bridgwater Road, Bristol BS99 2FA by no later than 11.00 a.m. on 13 January 2006.

The share dealing service is only available to Shareholders who have a registered address in the UK or Republic of Ireland. Accordingly, investors in the United States are not eligible to participate in the dealing service.

We are aware that many Shareholders will, if the Share Consolidation takes place, receive a very small number of New Ordinary Shares. As well as the share dealing service referred to above, we have made arrangements for Shareholders who hold Ordinary Shares and, if applicable, Warrants, if they choose, to donate their Ordinary Shares or Warrants to charity via ShareGift, the charity donation scheme (registered charity 1052686).

You should not regard the contents of this letter or the offer of the postal dealing service described above as an encouragement or recommendation to deal in Ordinary Shares or Warrants and should seek your own independent legal and financial advice.

If the Share Consolidation is effected, the general authority to make market purchases of Ordinary Shares which is proposed to be given to the Company at the annual general meeting of the Company to be held on 28 November 2005 will no longer be capable of being used. The purpose of Resolution 6 is to put in place a new authority to enable the Company to make market purchases of Ordinary Shares.

The authority will allow the Company to purchase up to a maximum of 6 million New Ordinary Shares in the market, representing just under 10% of the anticipated issued ordinary share capital of the Company at Listing. The price paid for any shares purchased will not be less than the nominal value of 87.5 pence per share nor more than 5% above the average of the middle market quotation of the shares as derived from the London Stock Exchange’s Daily Official List for the five Business Days preceding the day on which the shares are purchased. This authority will be effective until next year’s annual general meeting or, if earlier, 31 December 2006. It is the present intention of the Directors to seek a similar authority annually.

The Directors have no current intention of using this authority but feel that the granting of this authority provides for greater flexibility in the management of the Company’s share capital. The Directors will only use the authority if they are satisfied that the purchase will lead to an increase in the earnings per share of the ordinary share capital in issue after the purchase, and, accordingly, that the purchase is in the best interests of Shareholders generally.

If the Directors use this authority, they may consider holding any New Ordinary Shares purchased in treasury, in accordance with the provisions of the Act, rather than cancelling them. Shares held in treasury may subsequently be sold for cash, cancelled or used to satisfy share options or share awards under share incentive schemes. Once held in treasury, the Company is not entitled to exercise any rights, including the rights to attend and vote at meetings, in respect of those shares. No dividend or other distribution of the Company’s assets may be made to the Company in respect of treasury shares.

The total number of options to subscribe for Ordinary Shares outstanding on 23 November 2005 (the latest practicable date prior to the publication of this document) was 15,981,642, and the total number of outstanding Warrants on that date was 49,617,791. The proportion of issued share capital that they represented at that time was around 12.33% and the proportion of issued share capital that they would represent if the full authority to purchase New Ordinary Shares is used would be around 13.70%.

Further information on the Share Consolidation is set out in Section B of Part VII of this document.

9.             RECENT DEVELOPMENTS, CURRENT TRADING AND PROSPECTS FOR THE CONTINUING GROUP

The interim results for Marconi for the period ended 30 September 2005 are set out in Part VI of this document. Further financial information and information regarding growth opportunities is included in Part V of this document.

Within the telecommunications sector, our BT Cable Services contract, which runs to 2008, is a significant contributor to revenue. Sales under this contract were £47 million in the six months to 30 September 2005.

Installation and commissioning services revenue follows equipment sales and can be subject to fluctuation based on customer procurement patterns. On a year-on-year basis for the six months to 30 September 2005, we had higher installation and commissioning revenue in the UK driven by increased sales to UK customers for broadband access and local loop unbundling projects.

Within the enterprise sector, our order book in the transportation area remains strong. We continue to pursue new opportunities in the government sector such as the emergency services that are subject to project decision dates.

In the financial year ended 31 March 2005, we saw a significant volume of orders and sales for System X hardware as we phased out manufacturing. Based on existing orders, we expect legacy access sales to phase down significantly in the next two years, after which revenues will be based on System X support. This is likely to have a material effect on the Continuing Group for the current financial year.

10.          RISK FACTORS

Shareholders should consider fully the risk factors associated with the Continuing Group and the Disposal. Your attention is drawn to the risk factors set out in Part II of this document.

11.          BACKGROUND TO AND REASONS FOR DE-LISTING FROM NASDAQ, TERMINATING

THE COMPANY’S ADR PROGRAM, REMOVING FROM REGISTRATION THE ORDINARY SHARES REGISTERED UNDER THE WARRANT REGISTRATION STATEMENT AND DE-REGISTERING FROM THE SEC

On 25 October 2005 the Company also announced its intention to de-list from NASDAQ, terminate its ADR programme, remove from registration the Ordinary Shares registered under its Warrant Registration Statement and to terminate its ongoing reporting obligation under the Securities Exchange Act, and will take steps to achieve this, as explained in further detail in Section B of Part VIII of this document.

By virtue of Marconi’s NASDAQ listing and SEC registration, the Company bears considerable costs to comply with the applicable regulatory requirements of NASDAQ and the SEC. These include costs to prepare reports in accordance with US regulations, costs to reconcile financial statements to US GAAP and other compliance costs. The Company has already encountered some additional costs and time requirements in the current year to prepare for the new SEC rules introduced under the Sarbanes-Oxley Act. Should the Company not pursue de-registration, it is expected that the Company will incur further additional costs and time requirements.

The Board has considered the costs and benefits of a NASDAQ listing and SEC registration, and has concluded that the burden and expense of complying with US reporting and registration obligations, which are additional to the stringent regulatory and governance requirements to which it is subject as a UK listed company, are out of proportion to the benefits derived by the Company from its listing on NASDAQ and its registration with the SEC.

The Company fully intends to continue to be subject to the Listing Rules, the Disclosure Rules and the Combined Code like any other company whose shares are listed on the Official List and intends to maintain high standards of corporate governance under this regime.

In light of this, the Company has concluded that US Shareholders should not be considered to be in the same position as other Shareholders and that the proposed amendments to its Articles of Association and the other de-registration steps which are described below are in the best interests of the Company and its Shareholders as a whole.

Once the Company has de-listed from NASDAQ (planned for around the end of 2005), the Company’s ADRs representing Ordinary Shares will no longer be quoted on NASDAQ. The Deposit Agreement, under which the Company’s ADR program operates, will be terminated on 31 December 2005. For a period of 60 days thereafter, ADR holders may surrender their ADRs to the Depositary in exchange for Ordinary Shares. Promptly after the expiration of this 60 day period, the Depositary will sell the remaining underlying Ordinary Shares in the market and distribute the proceeds (net of any fees, applicable taxes or governmental charges) to the remaining ADR holders, according to their ADR holdings, on surrender of their ADRs to the Depositary.

The Company intends to file a post-effective amendment to its Warrant Registration Statement filed with the SEC which will remove from registration those Ordinary Shares registered under the Warrant Registration Statement that are unissued. The Company expects this amendment to be effective at the end of March 2006. The effect of the post-effective amendment is that Warrantholders in the United States will not be able to exercise the Warrants they hold in exchange for Ordinary Shares. However such Warrantholders will continue to be able to sell their Warrants outside the US pursuant to Regulation S of the Securities Act.

The Company intends to file for de-registration from the SEC, which will terminate the Company’s ongoing reporting obligations under the Securities Exchange Act, in the second calendar quarter of 2006. The Company will not be able to file for de-registration from the SEC unless and until the number of US Shareholders, whether holding directly or through nominees, is less than 300. Accordingly, the Board is proposing amendments to the Articles of Association to include new provisions including conferring upon the Board the power to require Ordinary Shares which are held by US Shareholders to be transferred to non-US persons.

Assuming Shareholders approve Resolution 4, the Board will be entitled to serve notices on Shareholders or other persons appearing to the Company to have an interest in any Ordinary Shares requiring them to provide information to the Company relating to the ownership of such Ordinary Shares or to show that such Ordinary Shares are not held by or for a US Shareholder. In addition, US Shareholders will be required to notify the Company of all Ordinary Shares held by them. The Company will maintain a register of persons whom the Board considers to be US Shareholders. Shareholders will be notified if their name has been added to, or removed from, that register of US Shareholders.

Although the exact number of US Shareholders is unknown, on the basis of the information available to the Company, it estimated that it had approximately 5,200 shareholders with US registered addresses (including approximately 5,000 registered or beneficial holders of ADRs) shortly before this document was produced. It is expected that the number of US Shareholders will reduce as a result of the termination of the ADR program and the delisting from NASDAQ, both of which are expected to take place prior to any exercise of the proposed compulsory transfer powers.

The Board may give notice to any US Shareholder requiring that he or she sell his or her Ordinary Shares to a non-US person within 21 days. If such notice is not complied with, the Company may sell or procure the sale, on behalf of such US Shareholder, of the Ordinary Shares to which the notice relates. The proceeds of such a sale will be paid to the holder of the Ordinary Shares so sold (after deduction of any costs of sale and applicable taxes) upon surrender by the holder of any share certificate in respect of such Ordinary Shares.

Assuming the Articles are amended as proposed, the compulsory transfer powers may be exercised from time to time. However, the Company is not currently intending to exercise the power prior to the Return of Cash.

Thereafter, the Board intends, if necessary, from time to time to require Ordinary Shares to be sold under the procedures described above in order to be satisfied that, as required, the number of US Shareholders remains below 300. Subject to legal, fiduciary and regulatory requirements and costs, the Board may take account of the relative size of the holdings of US Shareholders and apply the power first to those US Shareholders with the smallest holdings of Ordinary Shares.

US Shareholders should be aware that the price at which the Ordinary Shares may be sold pursuant to the compulsory transfer provisions may be lower or higher than the market value of the Ordinary Shares at the date of this document.

In addition, the Company is proposing to amend its Articles of Association to provide for English governing law, arbitration and jurisdiction clauses with a view to reducing the exposure of the Company and the Board to shareholder litigation outside England and to clarifying the governing law of the Articles as English law.

12.          MARCONI EMPLOYEES

The Group currently employs 9,121 people globally. Of these, 357 employees are expected to leave as a result of headcount reductions announced in the UK earlier this year. Of the remaining 8,764 employees it is anticipated approximately 6,600 will transfer to Ericsson.

Of the employees retained within telent, 135 will be based in the Value Added Services business in Germany, with the remainder in the UK. telent will be reviewing its overhead structure and although no specific proposals are being made at present, it is possible that a number of overhead savings will need to be made in the legacy equipment businesses (System X and payphones) and in telent’s central functions.

13.          KEY PERSONNEL OF THE DISPOSED BUSINESS

It is expected that the following members of the senior management team will transfer to Ericsson:

Giorgio Bertolina, MD Optical, Access, Network Management and Southern Europe, Central & Latin America

Paul Butcher, MD Asia Pacific

Joseph Ferrara, CEO North America

Martin Harriman, Chief Marketing Officer

Stefan Kindt, MD Marconi Communications GmbH and Wireless Software Services

Martin Mellor, responsible for Northern Europe employees transferring to Ericsson

14.          SHARE PLANS

In order to recognise the value delivered to Shareholders through the Disposal, and to maintain the Share Plans as an appropriate incentive:

(a)           Following the Share Consolidation, the Remuneration Committee intends, if required, to make an appropriate adjustment to the number of shares under option to maintain the option’s value.

(b)           Approval of Shareholders is sought:

(i)            to amend the measurement of the market capitalisation achieved within the rules of the Share Option Schemes to which the remaining unvested options are subject, to reflect the Return of Cash and any subsequent return of value together with the timing of such returns;

(ii)           to amend the provisions regarding adjustment of options so that confirmation of any adjustment can be obtained by the Remuneration Committee from any firm of chartered accountants or investment bank and need not be given by the Company’s auditors who, to ensure their independence, can no longer provide confirmations of this kind; and

(iii)          to amend the limits on the granting of new options so that the headroom for granting further options is not affected by the Share Consolidation.

Participants in the Sharesave Plan who remain with telent will be able to continue saving and retain their options. Other participants who cease to be employed by the Marconi Group as a result of their business or employing company being transferred to Ericsson will have six months in which to exercise their options, to the extent of their savings at the exercise date. Alternatively they can either withdraw their savings or continue to save until the savings contract matures, but in each case will lose the right to exercise their options.

Further information in relation to the proposed amendments to the rules of the Share Plans is set out in Section C of Part VIII of this document.

15.          SUMMARY EXPLANATION OF THE RESOLUTIONS TO BE PUT TO THE EGM

Resolution 1 provides for approval of the Disposal.

Resolution 2 provides, conditional on the passing of Resolution 1 and on Master Closing, for the approval of changes to the rules of the Share Plans as described in Section C of Part VIII of this document.

Resolution 3 provides, conditional on the passing of Resolution 1 and on Master Closing, for the approval of the change of name of Marconi to telent plc.

Resolution 4 provides for the approval of amendments to the Articles of Association giving the Directors powers to compulsorily transfer shares held by US Shareholders to non-US persons and including English governing law, arbitration and jurisdiction clauses in the Articles of Association.

Resolution 5 provides, conditional on the Return of Cash, the formal steps which need to take place in relation to the Company’s share capital in order that the Share Consolidation can be implemented.

Resolution 6 provides, subject to and conditional upon the Share Consolidation taking place, for giving the Company the general authority to make market purchases of New Ordinary Shares.

16.          EXTRAORDINARY GENERAL MEETING

There is set out on pages 125 to 131 of this document a notice convening an Extraordinary General Meeting of Marconi to be held at Merchant Taylors’ Hall, 30 Threadneedle Street, London EC2R 8JB at 11.00 a.m. on 21 December 2005.

17.          ACTION TO BE TAKEN

Holders of Existing Ordinary Shares

Enclosed with this document is a Proxy Form (or Form of Direction) for use at the Extraordinary General Meeting. Whether or not you propose to attend the EGM personally, you are urged to complete and return the Proxy Form (or Form of Direction) in accordance with the instructions printed thereon, to the Company’s Registrars as soon as practicable and in any event to arrive not later than 11.00 a.m. on 19 December 2005. You can return your Proxy Form (or Form of Direction) by post to Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA in the brown envelope provided. The completion and return of the Proxy Form (or Form of Direction) will not prevent you from attending and voting at the EGM in person, if you so wish.

If you hold your Ordinary Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Computershare Investor Services PLC (CREST participant ID 3RA50) so that it is received by no later than 11.00 a.m. on 19 December 2005. The transmitting of a CREST Proxy Instruction will not prevent you from attending and voting at the EGM in person, if you so wish.

Also enclosed with this document is a Share Dealing Form which allows Shareholders to buy, sell or donate their Ordinary Shares to charity. To be valid the Share Dealing Form must be received by post or (during normal business hours only) by hand at Computershare Investor Services PLC, PO Box 1169, The Pavilions, Bridgwater Road, Bristol BS99 2FA in the white envelope provided by no later than 11.00 a.m. on 13 January 2006.

If you are in any doubt as to how to complete the Proxy Form (or Form of Instruction) or the Share Dealing Form please contact Computershare Investor Services PLC on 0870 702 0118 (if calling from within the United Kingdom) or on +44 (0) 870 702 0118 (if calling from outside the United Kingdom). This helpline is open from 8.30 a.m. to 5.30 p.m. on any Business Day. Computershare Investor Services PLC will not be able to provide advice on the merits of the Proposals nor give any financial advice. For financial advice, including taxation advice, you will need to consult your own independent professional adviser.

Holders of ADRs

The Depositary will mail the ADR Instruction Cards and instructions for voting through the Depositary at the EGM on or around 29 November 2005. If you are a holder of ADRs, the latest time to provide the Depositary with your ADR Instruction Card for the EGM is 3.00 p.m. (New York City time) on 15 December 2005.

Holders of ADRs will not, except as described below, be entitled to attend the EGM, although the Depositary or its nominee as the record holder of the Existing Ordinary Shares underlying the ADSs will be so entitled and will vote or provide voting instructions in accordance with instructions that are received by the Depositary by 3.00 p.m. (New York City time) on 15 December 2005 from holders of ADRs.

Holders of ADRs who wish to attend the EGM should take steps to present their ADRs to the Depositary as soon as possible for cancellation and, upon compliance with the terms of the Deposit Agreement, including payment of fees and any applicable taxes and governmental charges, the Depositary will deliver Ordinary Shares in exchange for the ADRs presented to it so that the ADR holder becomes a holder of Ordinary Shares. To attend the EGM, an ADR holder must become a holder of Existing Ordinary Shares. The Company gives no undertaking as to how many days it will take for ADRs to be exchanged for Ordinary Shares.

US Shareholders should be aware that, if approved, the implementation of the amendments to the Articles of Association proposed in Resolution 4 may require them to sell their Ordinary Shares at the request of the Board. Non-US Shareholders will not be subject to such compulsory transfer provisions.

18.          FURTHER INFORMATION

Your attention is drawn to the additional information contained in Parts II to X of this document.

19.          FINANCIAL ADVICE

The Directors have received financial advice from Morgan Stanley, Lazard and JPMorgan Cazenove. In providing this advice, Morgan Stanley, Lazard and JPMorgan Cazenove have relied upon the Directors’ commercial assessments of the Disposal, the Return of Cash and the related Share Consolidation. Morgan Stanley and JPMorgan Cazenove have acted as joint sponsors for this document.

20.          RECOMMENDATION

The Board considers the Proposals to be in the best interests of Shareholders as a whole and, accordingly, recommends Shareholders to vote in favour of the Resolutions, as the Directors intend to do in respect of their own beneficial holdings, amounting to approximately 0.035% of the total issued ordinary share capital of the Company.

Yours sincerely

J F Devaney

Chairman

PART II

RISK FACTORS

This Part II addresses risks associated with the sale of the Disposed Business and risks to which the Continuing Group is exposed, which could materially affect the business, results of operations, cash flow, financial condition, turnover, profits, assets, liquidity and capital resources of the Continuing Group.

A  RISKS ASSOCIATED WITH THE SALE OF THE DISPOSED BUSINESS

The sale of the Disposed Business may not progress or conclude.

Completion of the sale of the Disposed Business is subject to certain conditions, including approval of Shareholders at the EGM and the obtaining of clearances from various competition authorities, including the European Commission. If Shareholders do not approve the Disposal, or if the other conditions to Master Closing, as set out in Section A of Part VIII of this document, are not satisfied or, if applicable, waived, the sale will not complete. There is the possibility that even if Master Closing occurs, one or more Local Closing(s) might not occur.

If the sale of the Disposed Business does not progress or conclude as expected, the Trustee has indicated that it would still seek a significant immediate payment to the UK Pension Plan.

If the sale of the Disposed Business does not progress or conclude as expected, the Trustee has indicated that it would still seek a significant immediate payment to the UK Pension Plan to address the deficit as shown by the latest draft triennial valuation. It is likely that ongoing contributions would increase to address any remaining deficit and also to reflect improvements in mortality and a more conservative investment strategy.

B  RISKS ASSOCIATED WITH THE CONTINUING GROUP

Increased restructuring costs could adversely affect the results and the cash flow of the Continuing Group.

The Continuing Group’s current business plan is dependent on a successful restructuring of certain elements of the organisation. This restructuring will take time and may be more expensive than is currently envisaged, be delayed, or not occur at all thereby affecting the results and cash flow of the Continuing Group.

Unplanned loss of employees could result in additional costs being incurred.

The Continuing Group retains a highly skilled workforce with an accumulated knowledge of UK fixed and mobile telecommunications networks.

Any unplanned loss of employees may result in additional costs being incurred to replace such employees, or train other employees to the same level.

A slowdown in the demand from the Continuing Group’s end customers could result in cashflow difficulties amongst its supplier base.

The services business employs a number of small sub-contractors to deliver work to the end customer.

These small sub-contractors are highly reliant on a steady stream of work to deliver the cash required to keep their businesses running. A slowdown in the demand from the Continuing Group’s end customers could result in cashflow difficulties amongst its supplier base.

Instability or consolidation amongst the Continuing Group’s sub-contractors could have a consequence for the Continuing Group and result in higher costs being incurred.

The Continuing Group remains highly exposed to the UK market, with approximately 89% of its business accounted for by UK customers.

Any economic factors which cause a general economic slowdown in the UK could have an impact on the Continuing Group’s revenues and profitability.

The strategy for the Continuing Group envisages a movement towards businesses such as network transformation and systems integration.

These markets may not develop as quickly as expected and there may be an impact on the increased profitability that the Continuing Group can deliver through participation in these markets.

A relatively small number of customers account for a large proportion of the Continuing Group’s business. The loss of one of these customers or reduced spending by one of these customers or the Continuing Group’s inability to obtain new customers would result in lower sales and could have a material adverse effect on its business, operating results and financial condition.

Because of this concentration, adverse changes that affect only a small number of customers or customer relationships could have a significant adverse effect on the Continuing Group’s results.

Reductions or delays in or cancellations of orders from one or more of the Continuing Group’s significant customers or the loss of one or more significant customers in any period could have an adverse effect on its revenues, profitability and cash flow.

BT remains the single largest customer in the telecommunications services market in the UK.

While the Continuing Group retains a good relationship with BT, any changes to BT’s business may have consequences for the overall revenue stream of the telecommunications services business.

Consolidation in the services industry could result in increased competitive pressure.

Consolidation among the Continuing Group’s peers in the industry could result in increased competitive pressure in winning business. This could lead to competitors of the Continuing Group gaining increased efficiencies of scale, greater market share and stronger financial resources thereby threatening the Continuing Group’s competitive position.

Funding of the UK Pension Plan may fluctuate.

telent plc will serve as the ongoing covenant for the UK Pension Plan. The UK Pension Plan and its associated assets and liabilities will be large compared to the net assets of the Company. The UK Pension Plan has approximately 66,000 members and liabilities with a net present value of £2,714 million on an unaudited IAS 19 basis as at 30 September 2005. However, this is based on a number of actuarial assumptions which can change over time and therefore the percentage level of funding on an IAS 19 basis can fluctuate.

The Continuing Group is subject to environmental and health and safety laws, which could be costly and could impact its future operations.

The Continuing Group’s operations are subject to a wide range of environmental and health and safety laws, including laws relating to the use, disposal, clean up of, and human exposure to, hazardous substances. A significant part of the Continuing Group’s business will involve work in the transportation sector, particularly on the UK railway network. This work involves a risk of liability in the event of an accident which may be attributed directly or indirectly to the Continuing Group. Although the Board believes that the Continuing Group’s reserves are adequate to cover any contingent operational liabilities and any contingent environmental liabilities, factors such as the discovery of additional contaminants, the extent of remediation and compliance expenses, and the imposition of additional clean up obligations and the acquisition of new sites could cause its capital expenditure and other expenses relating to the remediation activities to exceed the amount reflected in the Continuing Group’s environmental reserve and adversely affect the Continuing Group’s results of operations or cash flows.

The estimated legacy contingent liabilities could prove greater than predicted, causing the Continuing Group to suffer greater cash outflows to meet those liabilities than those currently anticipated.

The Continuing Group includes approximately 200 subsidiaries, many of which traded between 1900 and 1990 but have not traded in recent years. Many of these subsidiaries have contingent legacy liabilities, for example, in relation to industrial injury claims for matters such as asbestosis, pleural plaques and mesothelioma. Notwithstanding the existence of previous provisions, the settlement of claims in relation to these matters by subsidiaries of the Continuing Group may have an adverse impact on the Continuing Group’s business operations and financial results. Other areas of contingent legacy liability may arise from environmental claims, litigation, customer warranty claims, pension and benefit obligations, health and safety obligations and intellectual property infringement claims.

Marconi has sold a large number of companies and businesses in recent years and may suffer warranty and indemnity claims under the terms of those sales. If such claims are made and are successful this may have an adverse impact on the Continuing Group’s business and financial results.

PART III

FINANCIAL INFORMATION ON THE DISPOSED BUSINESS

The following financial information in respect of the Disposed Business has been extracted, without material adjustment, from the consolidation schedules or underlying accounting records of Marconi used in the production of its audited consolidated accounts for the three financial years ended 31 March 2003, 31 March 2004, and 31 March 2005.

The financial information below does not constitute statutory accounts (within the meaning of section 240 of the Act) of any UK company for any of the periods presented. The consolidated accounts of Marconi for each of the three years ended 31 March 2003, 31 March 2004 and 31 March 2005 were audited by Deloitte & Touche LLP, their audit reports were unqualified and did not contain statements under section 237(2) or (3) of the Act. The consolidated accounts for 2003, 2004 and 2005 have been delivered to the Registrar of Companies.

1.             PROFIT AND LOSS ACCOUNTS

The profit and loss accounts for the Disposed Business, prepared on the basis set out above and the notes below, were as follows:

Disposed Business—Profit and Loss Accounts

Year Ended 31 March	2003	2004	2005
	£ million	£ million	£ million
Turnover	1,153	922	934
Cost of sales	(851)	(641)	(600)
Gross profit	302	281	334
Selling and distribution expenses	(180)	(126)	(112)
General and administrative expenses	(68)	(67)	(51)
Research and development	(237)	(169)	(180)
Net other operating income	—	—	—
Exceptional charge to operating expenses	(136)	(56)	(8)
Share option and related payroll costs	—	(26)	(21)
Goodwill amortisation	—	—	—
Operating loss (Notes 1 and 2)	(319)	(163)	(38)

Notes:

(1)           Reconciliation of operating loss to adjusted operating loss:

Year Ended 31 March	2003	2004	2005
	£ million	£ million	£ million
Operating loss	(319)	(163)	(38)
Exceptional charge to operating expenses	136	56	8
Share option and related payroll costs	—	26	21
Goodwill amortisation	—	—	—
Adjusted operating loss	(183)	(81)	(9)

(2)           Marconi operates group financing arrangements and taxes are calculated on a statutory entity basis. Therefore, it is not possible to provide a meaningful allocation of costs such as interest and tax to the Disposed Business.

2.             STATEMENT OF NET ASSETS

The combined net assets of the Disposed Business, prepared on the basis set out above and the notes below, were as follows:

As at 31 March 2005	Disposed Business Net Assets
£ million
Fixed assets
Tangible fixed assets	108
Associates	3
Investments	3
114
Current assets
Stocks and contracts in progress	137
Debtors: amounts falling due within one year	317
Cash at bank and at hand	133
587
Creditors: amounts falling due within one year	(336)
Net current assets	251
Total assets less current liabilities	365
Creditors: amounts falling due after more than one year	(28)
Provisions for liabilities and charges	(71)
Net assets before retirement benefit deficits	266
Retirement benefit scheme deficits	(130)
Net assets after retirement benefit deficits	136

3.             SUBSEQUENT EVENTS

The financial information presented may not be representative of the position which may prevail after the Disposal. Since 31 March 2005, Marconi has undertaken a series of restructuring measures that are likely to result in a reduction of operating expenses of the Disposed Business and the Continuing Group.

PART IV

PRO FORMA FINANCIAL INFORMATION ON THE CONTINUING GROUP

The following is an unaudited pro forma profit and loss account and statement of consolidated net assets of the Continuing Group, which are based on the financial information of the Group for the year ended 31 March 2005, and have been prepared in accordance with Annex 2 of the Prospectus Directive Regulation and the notes set out below. The unaudited pro forma profit and loss account and statement of consolidated net assets have been prepared for illustrative purposes only and, because of their nature, address a hypothetical situation and, therefore, do not represent the Continuing Group’s actual financial position or results. Their purpose is to illustrate the effect on the consolidated profits and losses and net assets of Marconi if the Proposals had been effective on 1 April 2004 and 31 March 2005 respectively.

				Adjustments
	As reported (Note 2)			Disposed			Pro forma
Year Ended 31 March 2005	Marconi	Discontinued Operations	Continuing Business	Business (Note 3)	Other (Note 4)		Continuing Group
	£ million	£ million	£ million	£ million	£ million		£ million
Turnover	1,337	(67)	1,270	(934)	—		336
Cost of sales	(915)	58	(857)	600	—		(257)
Gross profit	422	(9)	413	(334)	—		79
Selling and distribution expenses	(141)	5	(136)	112	—		(24)
General and administrative expenses	(39)	2	(37)	28	—		(9)
Research and development	(185)	4	(181)	180	—		(1)
Central general and administrative expenses	(32)	—	(32)	23	(23	)(i)	(32)
Net other operating income	1	—	1	—	—		1
Exceptional charge to operating expenses	(9)	—	(9)	8	—		(1)
Share option and related payroll cost	(25)	—	(25)	21	(21	)(ii)	(25)
Goodwill amortisation	(91)	2	(89)	—	77	(iii)	(12)
Operating profit/(loss) (Note 1)	(99)	4	(95)	38	33		(24)

Notes:

(1)           Reconciliation of operating profit/(loss) to adjusted operating profit/(loss):

	As reported			Adjustments		Pro forma
Year Ended 31 March 2005	Marconi	Discontinued Operations	Continuing Business	Disposed Business	Other	Continuing Group
	£ million	£ million	£ million	£ million	£ million	£ million
Operating profit/(loss)	(99)	4	(95)	38	33	(24)
Exceptional charge to operating expenses	9	—	9	(8)	—	1
Share option and related payroll cost	25	—	25	(21)	21	25
Goodwill amortisation	91	(2)	89	—	(77)	12
Adjusted operating profit/(loss)	26	2	28	9	(23)	14

(2)           The consolidated profit and loss account information of Marconi for the year ended 31 March 2005 has been extracted, without material adjustment, from the audited financial statements for the year ended 31 March 2005.

(3)           The profit and loss account of the Disposed Business for the year ended 31 March 2005 has been extracted, without material adjustment, from the profit and loss accounts for the Disposed Business as set out in paragraph 1 of Part III of this document.

(4)           Other adjustments represent adjustments that in the reasonable opinion of the Directors would have had a continuing impact on the Continuing Group if the Proposals had been effective on 1 April 2004, including:

(i)            the inclusion of central general and administrative expenses of £23 million due to costs relating to corporate functions such as the office of the CEO and CFO, legal and HR functions. These functions will remain with the Continuing Group in their entirety and not transfer to Ericsson;

(ii)           the inclusion of share options and related payroll costs of £21 million due to the retention by the Continuing Group of all costs relating to the Share Option Schemes; and

(iii)          reduction in goodwill amortisation for the year. The net book value at 31 March 2004 of goodwill associated with the Disposed Business, as extracted without material adjustment from the Group’s accounting records, was £348 million.

	As reported
	Marconi	Adjustments
As at 31 March 2005	Consolidated Net Assets (Note 1)	Disposed Business (Note 2)	Other (Note 3)		Pro forma Net Assets of Continuing Group
	£ million	£ million	£ million		£ million
Fixed assets
Goodwill	301	—	(271	)(i)	30
Tangible assets	116	(108)	4	(ii)	12
Investments	8	(6)	—		2
	425	(114)	(267)		44
Current assets
Stocks and contracts in progress	162	(137)	(5	)(ii)	20
Debtors: amounts falling due within one year	391	(317)	57	(ii)	131
Debtors: amounts falling due after more than one year	1	—	—		1
Cash at bank and at hand	334	(133)	534	(iii)	735
	888	(587)	586		887
Creditors: amounts falling due within one year	(507)	336	(83	)(ii)	(254)
Net current assets	381	(251)	503		633
Total assets less current liabilities	806	(365)	236		677
Creditors: amounts falling due after more than one year	(28)	28	—		—
Provisions for liabilities and charges	(145)	71	11	(ii)	(85)
Net assets before retirement benefit obligations	633	(266)	225		592
Post retirement benefits	(228)	130	159	(iv)	61
Net assets after retirement benefit obligations	405	(136)	384		653

Notes:

(1)           The consolidated net assets of Marconi at 31 March 2005 have been extracted, without material adjustment, from the audited financial statements for the year ended 31 March 2005.

(2)           The net assets of the Disposed Business as at 31 March 2005 have been extracted, without material adjustment, from the net operating asset statement for the Disposed Business as set out in paragraph 2 of Part III of this document.

(3)           Other adjustments (set out in the third column above) reflect the effect of the Proposals pursuant to the Memorandum of Agreement on the Continuing Group’s net assets as at 31 March 2005 and as if the Proposals had taken place that day. As at 31 March 2005, net proceeds from the Disposal would have amounted to £1,160 million including proceeds for net assets transferred pursuant to the Memorandum of Agreement. The following adjustments represent adjustments that in the reasonable opinion of the Directors would have had an impact on the Continuing Group’s net asset statement if the Proposals had been effective on 31 March 2005:

(i)            Goodwill has been reduced by £271 million reflecting the elimination of goodwill associated with the Disposed Business;

(ii)           Tangible fixed assets, stocks and contracts in progress, debtors, creditors and provisions for liabilities and charges have been adjusted to reflect assets and liabilities wholly or partially attributable to the Disposed Business that will be retained by the Continuing Group under the terms of the Memorandum of Agreement;

(iii)          Cash at bank and at hand (including amounts held on escrow for the benefit of the UK Pension Plan and certain excluded liabilities) has been adjusted for:

(a)           estimated net proceeds of £1,160 million, based on 31 March 2005 net assets (compared to estimated proceeds of £1,200 million based on 30 September 2005 net assets);

(b)           cash at bank and at hand of £133 million that is recorded in the accounts of the Disposed Business which, pursuant to the Memorandum of Agreement, will be retained by the Continuing Group;

(c)           a deduction of £185 million representing the cash contribution to the UK Pension Plan; and

(d)           a deduction of £574 million representing the proposed Return of Cash to Shareholders based on the number of shares outstanding at 31 March 2005 (compared with the £577 million proposed Return of Cash to Shareholders which was announced on 25 October 2005 and which was based on the number of shares outstanding as of that date).

(iv)          Post retirement benefits have been reduced by £159 million to reflect the £185 million reduction due to the cash contribution to the UK Pension Plan and a £26 million increase due to post retirement benefits of the Disposed Business that are to be settled by the Continuing Group pursuant to the terms of the Memorandum of Agreement.

(4)           No adjustment has been made to the unaudited pro forma statement to reflect the trading results for the Group since the balance sheet date and no account has been taken of provisions in respect of restructuring costs to be incurred.

Accountants’ Report on Pro Forma Financial Information

Report on Pro Forma Financial Information (in accordance with Annex II item 7 of the PD Regulation)

The Directors

Marconi Corporation plc

34 Grosvenor Square

London W1K 2HD

Morgan Stanley & Co. Limited

25 Cabot Square

Canary Wharf

London E14 4QA

JPMorgan Cazenove Limited

20 Moorgate

London EC2R 6DA

25 November 2005

Dear Sirs,

Marconi Corporation plc (the “Company”)

We report on the unaudited pro forma combined profit and loss account and net assets statements (“the Pro forma financial information”) set out in Part IV of the circular of the Company and dated 25 November 2005 (“the Circular”). The Pro forma financial information has been prepared on the basis described in Part IV, for illustrative purposes only, to provide information about how the proposed disposal of the Marconi Telecommunications Equipment and International Services Businesses might have affected the financial information presented.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Pro forma financial information in accordance with Annex I item 20.2 of the PD Regulation.

It is our responsibility to form an opinion, as required by Annex II item 7 of the PD Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a)           the Pro forma financial information has been properly compiled on the basis stated; and

(b)           such basis is consistent with the accounting policies of the Company.

Yours faithfully,

Deloitte & Touche LLP

Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu (“DTT”), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other’s acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

PART V

FURTHER INFORMATION ON THE CONTINUING GROUP

Introduction

Under the proposed Disposal, Ericsson will acquire the majority of Marconi’s telecommunications equipment and non-UK services businesses. Marconi will retain its UK services and UK and German VAS businesses.

The proposed ongoing business is currently focused on the provision of services in the UK and Germany both in the telecommunications operator and enterprise markets. telent will build on an existing business which leverages its accumulated knowledge of its customers’ networks, its expert field force, its scale and its reputation for quality.

telent will operate in two main areas:

(i)            the provision of services for the telecommunications operator market; and

(ii)           the provision of services to enterprise network customers, with an emphasis on the government, transportation and utilities sectors.

Activities

telent will supply a broad range of communications support services to telecommunications operators, as well as to large enterprises and government agencies for whom networks are a key enabler for their core business.

telent will service both the installed base of legacy products being retained and those products being acquired by Ericsson, as well as those of other vendors of network equipment. The ability to act as a solution and vendor agnostic sub-contractor going forward will extend telent’s current role as an experienced services supplier capable of supporting other vendors’ equipment in telecommunications and enterprise networks. telent will initially operate in two principal geographic regions: the UK and Germany. For the financial year ended 31 March 2005, approximately 89% of telent’s revenues were derived from sales in the UK, with approximately 11% derived from sales in Germany.

telent’s UK telecommunications operator customer base includes BT, Cable & Wireless, Energis, Kingston Communications, ntl, Telewest, Thus and T-Mobile UK.

Within telent’s enterprise business, major customers include organisations and companies for which networks are mission-critical enablers for their businesses. These customers include General Dynamics, Network Rail, Tube Lines and the UK Highways Agency and Toll Collect in Germany. For the financial year ended 31 March 2005, approximately 64% of telent’s enterprise sales were to transport customers, approximately 21% to government customers with other enterprise customers making up approximately 15%.

Product offering

In the telecommunications operator market, telent’s offering to operators is in six main areas:

System X Software and Support

Providing ongoing software builds which provide additional functionality for the installed base of System X switches. Approximately 40 million telephone lines have been deployed, primarily in the UK, which utilise telent’s System X equipment. In addition the Continuing Group will provide maintenance and support services for the installed base of System X switches under a number of existing multi-year support contracts with UK operators.

Infrastructure Services

Providing re-cabling of telephone exchanges, and project management of associated civil works for fixed networks in the UK.

Customer fulfilment

Providing project management, installation and commissioning, field engineering support and customer training for fixed and mobile networks in the UK.

Managed services

Providing support and maintenance for multiple vendors’ equipment through technical support, on-site maintenance and spares & repairs management. Managed services also remotely monitors, manages and supports customers’ live networks. telent will operate technical assistance centres (TACs) and network operation centres (NOCs).

Network transformation

Providing infrastructure build, commissioning and decommissioning of network equipment, new service introduction, service migration, and network optimisation and integration services.

Payphones Support

Providing spares, repairs and support services for the installed base of indoor and outdoor payphones.

In the enterprise market, telent’s offering is shaped by long-term services contracts with customers. Contracts with enterprise customers fall into the following types of activities (with turnkey solutions or “plan, build and operate’ contracts often covering several of the following):

Network planning, design and build

Providing expertise in network design to assess the efficiency of existing networks and the capability to design and build multi-vendor networks.

Network maintenance and support

Providing maintenance and support for complex multi-vendor networks through on-site and remote technical support and field preventative and pro-active maintenance. telent also remotely monitors, manages and supports customers’ live networks.

Outsourced operations

Providing ongoing operational support for the day-to-day running of mission-critical networks.

Growth Strategy

Vision

telent will position itself as a leading communications services business focused on the telecommunications and enterprise markets, initially in the UK and Germany. With its accumulated knowledge of fixed networks and its significant UK field force, the business is well positioned to exploit opportunities in its chosen markets.

Market positioning

There are currently no dominant competitors in the provision of services to the public telecommunications network market. Major telecommunications vendors, such as Alcatel, Cisco, Ericsson, Lucent and Siemens have recently extended their service capabilities to offer total solutions. In addition, major information technology and systems integrators, such as CSC, EDS and IBM, offer telecommunications solutions to their customers. Furthermore, independent service and support organisations such as Dimension Data and Telindus offer a broad portfolio of services. In the infrastructure services area, large civil infrastructure contractors such as Skanska and McNicholas as well as Fujitsu, have been active. In addition, major project management companies such as Bechtel as well as major equipment vendors and their sub-contractors have been undertaking more technical projects where network transformation is required. Nevertheless, the market remains immature, with operators exploring different methods for undertaking network transformation projects. Based on Marconi’s existing business with key telecommunications customers in the UK market, the opportunity exists to move up the value chain in the provision of services to customers.

In the enterprise market, competitors include companies like Initial and Serco who tend to provide a range of services such as security and building maintenance in addition to providing network services. Others such as Siemens and Thales provide services as part of systems-based businesses or as approved vendors in highly secure government environments. Marconi remains differentiated in its ability to undertake more complex and technology-focused network “plan, build and operate’ projects.

The principal method of competition in both these markets is through open bidding. Services may also be sold as a part of, or linked to, equipment sales.

Growth opportunities

Marconi’s transformation into a services based company is timely. BT remains the single largest customer for services in the UK telecommunications market and is set to embark on a radical transformation of its network in conjunction with its equipment vendor partners. In addition, the proposed takeover of Energis by Cable & Wireless, the proposed merger of ntl and Telewest and the unbundling of the local loop will result in a number of opportunities for network transformation services in the UK fixed network. There is ongoing work by mobile operators as they equip their networks to deliver 3G.

Marconi’s knowledge of the UK fixed and mobile network, its vendor independence, its existing relationship with key customers and its large UK-based field force are key differentiators as operators seek to cope with the needs of transforming their networks. In addition, the Board believes that operators are more focused on the development of new services to deliver customer and services growth and are increasingly willing to outsource their network support.

In the enterprise market, a concern for security and emergency services and recognition of the need for renewed infrastructure are driving new opportunities in the government and transportation sectors. In addition, major renewals and new projects to support increased road and rail congestion, as well as increased investment through private finance initiatives (PFI) provide new opportunities in the transportation sector in both the UK and Germany.

telent has a track record in both the government and transportation sectors. Its experienced, skilled and qualified employees as well as its systems and processes are combined with a deep technical competence and complemented by its vendor-independence.

Operations

telent will have two main management units: telecommunications services and enterprise services, each with its own customer facing team with differentiated experience as well as skills and qualifications suited to its market segment.

Of the 2,093 employees retained within telent, 135 will be based in the Value Added Services business in Germany, and the remaining 1,958 in the UK. telent will be reviewing its overhead structure and although no specific proposals are being made at present, it is possible that a number of overhead savings will need to be made in the legacy equipment businesses and in telent’s central functions.

The principal location and headquarters for telent will be Coventry, which will serve as the base for approximately 25% of employees. telent will also maintain smaller locations including Basildon, Chorley and London in the UK and Backnang in Germany. Given the nature of the business, over 50% of employees will continue to be field-based.

Financial Performance

For the financial year ended 31 March 2005 and if the Disposal had been effective on 1 April 2004, telent would have generated pro forma total sales of approximately £336 million and a pro forma Adjusted Operating Profit of approximately £14 million and an operating loss of approximately £24 million (this financial information has been extracted without material adjustment from the financial information contained in Part IV of this document and investors should read the whole of this document and not rely solely on this summarised financial information). Operating profit currently benefits from sales of legacy telecommunications equipment products and services which are expected to be phased down over the next five years. Operating costs will be brought into line with the size of the ongoing business. Mid to high single digit revenue growth in telecommunications and enterprise services is expected to be the main driver for improvements in operating margin. telent is expected to be able to achieve Adjusted Operating Profit margins in the mid to high single digits going forward. Further financial information on telent is set out in Part IV of this document.

Marconi is using a significant proportion of its existing tax losses to cover taxable gains arising in various jurisdictions from the Disposal. Of the remaining tax losses, it is unclear at this stage as to whether telent will be able to utilise any of these to offset against future taxable profits.

Board of Directors and Management

It is anticipated that each of the existing Directors will continue in their roles with telent. The composition therefore remains as:

J F Devaney	Chairman
M W J Parton	Chief Executive Officer
P S Binning	Chief Financial Officer
M K Atkinson	Non-executive director
K R Flaherty	Non-executive director
P C F Hickson	Non-executive director
W K Koepf	Non-executive director
D F McWilliams	Non-executive director

In addition, telent will retain two members of the current senior management team:

M E Plato	Managing Director, telent
M A Skelly	Company Secretary and Head of Legal

PART VI

INTERIM RESULTS OF MARCONI CORPORATION PLC FOR THE PERIOD ENDED 30 SEPTEMBER 2005

The full text of the announcement of the interim results for the six months ended 30 September 2005 for Marconi Corporation plc is set out below.(1)

“Q2 Highlights (Continuing Operations)

Group revenue £312 million (Q1 FY06 £285 million, Q2 FY05 £305 million)

•                  Revenue up 9 per cent sequentially and 2 per cent on prior year

•                  Optical and Access Networks continues to be the main driver of growth

•                  Data Networks revenue at higher level than last three quarters

Adjusted gross margin* 30.8% (Q1 FY06 30.2%, Q2 FY05 33.4%)

Gross margin 30.8% (Q1 FY06 30.2%, Q2 FY05 34.4%)

•                  Business mix contributed to slight improvement over prior quarter

•                  Year-on-year decline due to lower margins in Data Networks and Network Services

Adjusted profit from operations* £7 million (Q1 FY06: loss of £6 million, Q2 FY05: profit of £2 million)

•                  Continued focus on cost reduction contributed to improvement

Profit from operations £5 million after share option and restructuring costs (£2 million) (Q1 FY06: loss of £36 million, Q2 FY05 loss of £3 million)

Net cash* £275 million at 30 September 2005

Pension deficit of £358 million at 30 September 2005 under IAS 19 (£230 million at 31 March 2005)

•                  Increase primarily due to a reduction in discount rate of 50 basis points, partially offset by higher than expected asset returns (£218 million UK plan deficit at 30 September 2005)

H1 Highlights (Continuing Operations)

Group revenue £597 million

•                  Revenue in line with first half of prior year (H1 FY05 £594 million)

•                  Strength in Access Networks offset decline in Data Networks

Adjusted gross margin* 30.5% (H1 FY05 32.8%)

Gross margin 30.5% (H1 FY05 33.5%)

•                  Pricing and business mix continue to impact margins

Adjusted profit from operations* £1 million (H1 FY05: £nil million)

•                  Improvement of £14 million in adjusted operating expenses* compared to prior year

Loss from Operations £31 million, mainly driven by restructuring costs of £29 million in the first half

(1)           Please note that, where necessary, page numbers have been amended to reflect the fact that the interim results form part of this document.

*              See “Non-GAAP measures”, appendix X.

NON-GAAP MEASURES

We use a number of non-GAAP performance measures in addition to GAAP performance measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Furthermore, such measures are consistent with those used internally by management to assess the performance of each of its businesses and to allocate resources. Where such non-GAAP performance measures are given, this is clearly indicated and the comparable GAAP measure is also given. For an explanation of these non-GAAP measures, see appendix X.

OVERVIEW

Consolidated Income Statement

The table below sets forth the key figures relating to our operating performance for the three months ended 30 September 2005, compared to the prior quarter and the corresponding quarter in prior year.

	Three months ended
	30 September 2005	30 June 2005	30 September 2004
	£ million	£ million	£ million
REVENUE
Continuing Operations	312	285	305
Adjusted Gross Profit*
Continuing Operations(1)	96	86	102
Adjusted Gross Margin %*	30.8%	30.2%	33.4%
Restructuring items—Continuing Operations	—	—	3
Gross Profit(1)	96	86	105
Gross Margin %	30.8%	30.2%	34.4%
Adjusted Operating Expenses* before grant income	(89)	(92)	(100)
R&D grant income	—	—	—
Adjusted Operating Expenses*	(89)	(92)	(100)
Adjusted Profit/(Loss) from Operations*
Continuing Operations	7	(6)	2
Restructuring and litigation items	(2)	(27)	2
Share option costs	—	(2)	(7)
Share of operating loss of associate	—	(1)	—
Profit/(Loss) from Operations	5	(36)	(3)
Loss for the period from Discontinued Operations	—	—	(3)
Group	5	(36)	(6)

(1)           Stated before restructuring and litigation items, see page 43.

*              See “Non-GAAP measures”, appendix X.

The table below sets forth the key figures relating to our operating performance for the six months ended 30 September 2005 and 2004.

	Six months ended
	30 September 2005	30 September 2004
	£ million	£ million
REVENUE
Continuing Operations	597	594
Adjusted Gross Profit*
Continuing Operations(1)	182	195
Adjusted Gross Margin %*	30.5%	32.8%
Restructuring items—Continuing Operations	—	4
Gross Profit(1)	182	199
Gross Margin %	30.5%	33.5%
Adjusted Operating Expenses* before grant income	(181)	(195)
R&D grant income	—	—
Adjusted Operating Expenses*	(181)	(195)
Adjusted Profit/(Loss) from Operations*
Continuing Operations	1	—
Restructuring and litigation items	(29)	3
Share option costs	(2)	(17)
Share of operating loss of associates	(1)	—
Loss from Operations	(31)	(14)
Loss for the period from Discontinued Operations	—	(2)
Group	(31)	(16)

(1)           Stated before restructuring and litigation items, see page 43.

*              See “Non-GAAP measures”, appendix X.

Continuing Operations Overview

Three months ended 30 September 2005 compared with three months ended 30 June 2005

Revenues from Continuing Operations increased from £285 million in the first quarter to £312 million, as lower revenues from Network Services were more than offset by increases in Optical and Access and Data Networks.

This increase in volume was a significant driver of the £10 million increase in Gross profit in the quarter (Q1 FY06 £86 million, Q2 FY06 £96 million). Gross margin increased from 30.2% to 30.8%. Improved profitability in Optical & Access more than offset reduced gross margin in Wireless Services that was impacted by a deterioration in contract performance in Central and Latin America. In addition, we recorded a higher proportion of Optical & Access equipment sales, at higher than average Group Gross margin, than in the previous quarter.

After adjusted operating expenses* of £89 million in the quarter (Q1 FY06 £92 million), adjusted profit from operations* from Continuing Operations was £7 million compared to an adjusted loss from operations* of £6 million recorded in Q1. The reduced operating expenditure resulted mainly from ongoing headcount reduction programmes and foreign exchange gains.

Profit from Continuing Operations was £5 million, after restructuring costs of £2 million. This compared to a loss from Continuing Operations of £36 million in the three months ended 30 June 2005, after restructuring costs of £27 million, share option costs of £2 million and share of operating loss of associates of £1 million.

Three months ended 30 September 2005 compared with three months ended 30 September 2004(1)

(1)           Stated before restructuring and litigation items, see page 43.

*              See “Non-GAAP measures”, appendix X.

Revenues from Continuing Operations increased by £7 million from £305 million in the corresponding quarter of the previous year as increased Optical and Access Networks revenues more than offset lower sales in Data Networks.

Adjusted gross margin* from Continuing Operations reduced from 33.4% to 30.8%. In addition to the reduced performance of the Wireless Services business mentioned above, adjusted gross margins* in Data Networks were adversely impacted by a significant shift in business mix, with a higher proportion of higher margin equipment sales recorded in the previous year. Adjusted gross margin* in Optical and Access Networks remained stable.

Gross margin from Continuing Operations reduced from 34.4% to 30.8%. In addition to the factors highlighted above, during the quarter ended 30 September 2004, as previously disclosed, we released £3 million of supplier liability provisions, which were credited to cost of sales and which had originally been created as operating exceptional items.

We recorded savings across all areas of adjusted operating expenditure* compared to the prior year (Q2 FY06 £89 million, Q2 FY05 £100 million) as a result of ongoing headcount and other cost reduction programmes.

Adjusted operating profit* from Continuing Operations was £7 million (Q2 FY05 £2 million) and profit from Continuing Operations was £5 million (Q2 FY05 £3 million loss) after restructuring costs of £2 million (Q2 FY05 £2 million credit). We recorded share options costs of £0.4 million in the quarter (Q2 FY05 £7 million).

Six months ended 30 September 2005 compared with six months ended 30 September 2004(1)

Revenue from Continuing Operations amounted to £597 million compared to £594 million for the six months ended 30 September 2004. A reduced level of Data Networks revenue largely offset a significant increase in revenue from Access Networks, resulting from increased Access Hub deliveries in the UK, Germany, South Africa and Australia. Optical Networks and Network Services revenues were broadly stable.

Adjusted gross margin* from Continuing Operations reduced from 32.8% to 30.5%. The benefit of volume increases was more than offset by the impact of price erosion and adverse business mix, particularly in Data Networks and Network Services.

The reduction in gross margin from Continuing Operations from 33.5% to 30.5% resulted from the combination of price erosion and business mix as well as the release, in the prior year, of £4 million of provisions relating to supplier liabilities and inventory utilised by Jabil Circuit Inc, one of our principal outsourced manufacturing partners.

Adjusted operating expenses* of £181 million reduced from £195 million in the six months ended 30 September 2004(1) as a result of ongoing cost reduction activities across all areas of operating expenditure.

(1)           Stated before restructuring and litigation items, see page 43.

The adjusted operating result* from Continuing Operations remained stable as we recorded an adjusted operating profit* of £1 million compared to £nil for the six months ended 30 September 2004.

Loss from Continuing Operations amounted to £31 million (H1 FY05 £14 million loss) after share option costs £2 million (H1 FY05 £17 million), restructuring costs of £29 million (H1 FY05 £3 million restructuring credit) and share of operating loss of associates of £1 million.

Summary of IFRS Changes

We began to report under International Financial Reporting Standards (IFRS) from 1 April 2005. All FY05 comparatives, by quarter, have been restated under IFRS and are presented from Appendix VII. Balance sheet reconciliations from UK GAAP to IFRS as at 31 March 2004, 31 March 2005 and 30 September 2004 and reconciliations of the results for the six months ended 30 September 2004 are presented in note 23 to the non-statutory financial statements.

The main changes to the income statement result from the cessation of goodwill amortisation under IFRS. Included within operating costs is amortisation of capitalised development costs of £2 million, which is offset by capitalisation of £3 million of applicable development costs in the three months ended 30 September 2005. In line with IAS 38, we capitalise certain development costs under the caption “Intangible assets”, which appeared for the first time on the balance sheet at 30 June 2005. There is also a small brought-forward adjustment in the accounting for retirement benefit obligations.

On the balance sheet at 30 June 2005 and 30 September 2005, goodwill appears higher than that reported in Q4 FY05 under UK GAAP, due to the cessation of goodwill amortisation since 1 April 2004.

Presentation of restructuring costs, share of losses in associates, investment income and finance costs in the income statement reflect the impact of presentational adjustments required under IFRS.

BUSINESS UPDATE

Book to bill(2)

(2)           Book to bill is the ratio of order intake divided by the level of sales in any given period.

*              See “Non-GAAP measures”, appendix X.

Book to bill from Continuing Operations was 0.90 for the three months ended 30 September 2005 (Q1 FY06 1.01, Q2 FY05 1.07).

Network Equipment book to bill was 0.96 (Q1 FY06 1.14, Q2 FY05 1.10). The lower book to bill ratio was primarily driven by the phasing of orders and sales within Access Networks. In Switching, sales were higher than orders received as we continued to trade under the last time buy orders for System X hardware received in the UK during the prior quarter. Similarly, we recorded an increased level of deliveries of Access products, mainly AccessHub, following the higher level of order intake in the previous quarter, particularly in the UK and South Africa.

Key Customer Overview

For the three months ended 30 September 2005, our ten largest customers were (in alphabetical order): BT, Deutsche Telekom, Krone (TollCollect), Metro City Carriers (Germany), O2, Telecom Italia, Telkom South Africa, Telstra, US Federal Government, and Vodafone. In aggregate, these customers accounted for 56 per cent of sales from Continuing Operations (three months ended 30 June 2005: 55 per cent).

For the six months ended 30 September 2005, our ten largest customers were (in alphabetical order): BT, Deutsche Telekom, E-Plus, Metro City Carriers (Germany), O2, Telecom Italia, Telkom South Africa, Telstra, US Federal Government, and Vodafone. In aggregate, these customers accounted for 55 per cent of sales from Continuing Operations (six months ended 30 September 2004: 57 per cent).

BT Revenue

Sales to BT at £77 million were stable on the last two quarters but continued to decline when compared to the previous year. BT continues to be our largest customer, representing 25 per cent of revenues in the quarter (Q1 FY06: 27 per cent; Q2 FY05: 27 per cent).

The main reduction in revenues over last year was in Legacy Access and Switching as BT continued to constrain capital expenditure ahead of their 21CN Programme, as well as in Cable Services due to the phasing of projects under this long term service contract.

Optical revenue increased significantly over the previous quarter largely as a result of a planned last-time purchase of our previous generation of optical transmission equipment and an optical software upgrade. Access Hub revenue of £9 million was unchanged on the prior quarter, with BT continuing to roll out broadband networks to meet customer demand. Switching revenue declined sequentially as the last-time buy purchases last quarter were not repeated in the current quarter. The lower optical equipment revenues recorded in the previous quarter translated to lower demand for IC&M services in the current quarter.

BT Revenue, three months ended 30 September 2005

	Three months ended
	30 September 2005	30 June 2005	30 September 2004
	£ million	£ million	£ million
Services of which:
Cable Services	22	25	30
IC&M and Support	15	23	17
Optical	23	10	23
Legacy Switching & Access	8	10	15
Broadband Access	9	9	3
Total Revenue	77	77	88

OUTLOOK

At 30 September 2005, our outlook was in line with previous guidance, as set out in our results for the three months ended 30 June 2005.

RESULTS OF OPERATIONS

Set out below are the results of our operating segments. A reconciliation of our adjusted operating results* to our profit/(loss) from operations is set out in appendix V and commented upon on below.

Optical and Access Networks

	Three months ended
	30 September 2005	30 June 2005	30 September 2004
Revenue (£m)
Optical Networks	84	68	76
Access Networks, of which:	84	73	76
Fixed Wireless Access	30	23	26
Switching Products	19	18	22
Access Products	35	32	28
	168	141	152
Book to bill ratio	0.95	1.16	1.15
Gross profit (£m)	61	49	58
Adjusted Gross Profit*(2) (£m)	61	49	55
Gross margin %	36.3%	34.8%	38.2%
Adjusted Gross Margin %*	36.3%	34.8%	36.2%
Adjusted Profit/(Loss)(1) from operations* (£m)	7	(6)	(4)

	Six months ended 30 September
	2005	2004
Revenue (£m)
Optical Networks	152	153
Access Networks, of which:	157	136
Fixed Wireless Access	53	45
Switching Products	37	42
Access Products	67	49
	309	289
Book to bill ratio	1.05	1.08
Gross profit (£m)	110	105
Gross margin %	35.6%	36.3%
Adjusted Gross Profit(2)* (£m)	110	101
Adjusted Gross Margin %*	35.6%	34.9%
Adjusted Profit/(Loss)(1) from operations* (£m)	1	(12)

(1)           Segmental Adjusted Operating Profit before Central costs, share option costs and restructuring and litigation items. See appendix V.

(2)           Adjusted Gross Profit stated before restructuring costs, see page 43.

*              See “Non-GAAP measures”, appendix X.

At £84 million, we recorded increased revenue from Optical Networks, both compared to the quarter ended 30 September 2004 (£76 million) and to the quarter ended 30 June 2005 (£68 million).

Compared to the prior year, this was mainly the result of increased demand from Telstra, Brazil Telecom and Deutsche Telekom (DTAG). Telstra continued to build out regional routes under our multi-year Optical contract while DTAG and Brazil Telecom deployed more SDH in support of continued network builds. In addition, we recorded initial sales of our next generation OMS 1664 equipment to new customers in eastern Europe.

Compared to the previous quarter, the increase was largely due to the higher Optical sales to BT described above. In addition, revenue increased in Germany as a result of the increased SDH demand from DTAG.

Revenue in the first six months ended 30 September 2005 was stable at £152 million (H1 FY05 £153 million). Increased sales in APAC and CALA regions offset reduced demand from major European optical customers, such as BT and Telecom Italia, in the first quarter of the current financial year, as they optimised network capacity.

Revenue from Access Networks increased from £76 million in the quarter ended 30 September 2004 to £84 million in the current quarter. Stronger fixed wireless access revenues combined with stronger access product demand in the UK, Germany and South Africa more than offset reduced revenue from BT for switching and Telecom Italia for Access Hub.

•                  Fixed Wireless Access revenue improved on last year as O2 deployed more equipment in support of their increased regional coverage;

•                  In Switching, sales of System X hardware continue to decline as we trade under previously booked last-time buy orders. We ceased the manufacture of System X hardware at the end of September 2005; and

•                  Within Access Products, we saw reduced Access Hub demand from Telecom Italia compared to a strong quarter last year but this was more than offset by a significant increase in Access Hub sales to customers in the UK and South Africa. Increased sales into the German market, mainly Access network management to DTAG and Access Hub to Metro City Carriers, also contributed to an increase in the quarter.

On a sequential basis, revenue growth in Access Networks continued, with revenue up from £73 million in the quarter ended 30 June 2005.

•                  Fixed Wireless Access revenue growth this quarter was a result of increased deployments by O2 and Vodafone;

•                  Switching revenue remained relatively stable, as increased sales of third-party equipment to customers in the APAC region offset the reduction in sales to BT described above; and

•                  Access Products revenue increased due to increased Access Hub deployments in the UK, South Africa and Germany. Increased sales of network management in Germany also contributed to the increase.

The growth in the six months ended 30 September 2005 compared to the corresponding period of the previous financial year was driven by the significant increase in demand for broadband access and fixed wireless access products.

Four main factors contributed to the sequential increase in gross profit (Q1 FY06 £49 million, Q2 FY06 £61 million) and gross margin (Q1 FY06 34.8%, Q2 FY06 36.3%) in Optical and Access Networks:

•                  The increased sales volumes described above;

•                  An increased proportion of higher margin software sales, particularly in the UK and Germany;

•                  Improved profitability on legacy contracts following resolution of a number of long-standing supplier and contract liabilities; and

•                  Reduced warranty costs on existing and new contracts due to continued focus on improving quality and efficiency rates.

When compared to the prior year (adjusted gross margin* Q2 FY05 36.2%), the above factors were offset by:

* See “Non-GAAP measures”, appendix X.

•                  pricing pressure, including the impact of annual discounts applied to multi-year frame contracts and increased competition for new next generation contract wins; and

•                  a shift in business mix, with revenues from higher margin legacy frame contracts being replaced with lower margin next generation optical and access sales.

While adjusted gross margin* remained stable compared to the three months ended 30 September 2004, gross margin reduced from 38.2% as a result of the release of supplier liability provisions in the prior year (Q2 FY06 £nil, Q2 FY05 £3 million).

The main drivers contributing to the trends in adjusted gross profit and margin* and gross profit and margin performance in the comparison over the six-month period are the same as those described above.

We recorded a £7 million adjusted profit from operations* in the second quarter compared to a £6 million adjusted loss from operations* in the previous quarter and a £4 million adjusted loss from operations* in the corresponding quarter of the previous year. Improvements in performance were achieved as a result of the increase in adjusted gross profit* and reduced operating expenditure. Compared to the previous year, we have realised savings across all areas of expenditure. Compared to the prior quarter, reduced G&A costs and benefits from foreign exchange gains were partially offset by higher sales commissions and all employee bonus accruals.

The £13 million improvement in adjusted profit from operations*, from a £12 million adjusted loss* in the six months ended 30 September 2004 to a £1 million profit in the six months ended 30 September 2005, resulted from the £9 million increase in adjusted gross profit* described above and £4 million cost savings across all areas of operating expenditure.

Data Networks

	Three months ended
	30 September 2005	30 June 2005	30 September 2004
Revenue (£m)
Data Networks Equipment	17	14	28
Data Networks Services	15	14	14
	32	28	42
Book to bill ratio	0.86	0.86	0.88
Gross Profit (£m)	19	17	26
Adjusted Gross Profit* (£m)	19	17	26
Gross Margin %	59.4%	60.7%	61.9%
Adjusted Gross Margin %*	59.4%	60.7%	61.9%
Adjusted Profit from operations* (£m)	7	4	11

	Six months ended 30 September
	2005	2004
Revenue (£m)
Data Networks Equipment	31	52
Data Networks Services	29	28
	60	80
Book to bill ratio	0.86	0.79
Gross Profit (£m)	36	50
Adjusted Gross Profit* (£m)	36	50
Gross Margin %	60.0%	62.5%
Adjusted Gross Margin %*	60.0%	62.5%
Adjusted Profit from operations* (£m)	11	19

* See “Non-GAAP measures”, appendix X.

We recorded a £10 million reduction in Data Networks revenue compared to the second quarter last year. This was primarily a result of the deferral of US Federal Government network build projects, which impacted our equipment revenues. The level of ongoing service and support business with the US Federal Government remained stable. The combination of these two factors led to an overall higher proportion of service sales in the quarter.

Compared to the previous quarter, revenue increased by £4 million. There was a small increase in US Federal Government spending towards their financial year-end. In addition, revenue from commercial customers increased as we began work on the next phase of a contract with Miami Airport Authorities.

The £20 million reduction in Data Networks revenue compared to the first six months of the previous year was driven by reduced equipment deliveries to the US Federal Government. This was partly as a result of the deferred spend described above and partly due to the high level of deliveries under a previously disclosed major contract for the supply of BXR-48000 multi-service switch routers in the first quarter of the previous year.

The reduced revenue volume compared to the second quarter of the previous year was the main driver of the £7 million decrease in gross profit. Gross margin fell by 2.5 percentage points as a result of the significantly higher proportion of Equipment revenues in the previous year (Q2 FY05 67% of total Data Networks; Q2 FY06 53%).

Compared to the previous quarter, gross profit from Data Networks increased by £2 million as a direct result of the increase in sales volumes. Gross margin fell from 60.7% to 59.4% as a result of a higher proportion of lower margin third party equipment sales.

The £14 million reduction in gross profit and the 2.5 percentage point decrease in gross margin compared to the first six months of the previous year was a direct result of the reduced volumes, further compounded by the change in business mix from the higher margin BXR-48000 multi-service switch routers to lower margin sales of third party equipment.

We recorded a £6 million reduction in operating expenses compared to the first six months of the previous year following completion of our previously announced business restructuring and headcount realignment programmes in North America. This benefit was more than offset by the £14 million reduction in gross profit reported above, reducing profit from operations by £8 million.

The £3 million improvement in adjusted profit from operations* compared to the previous quarter resulted from the £2 million increase in gross profit reported above and a further £1 million reduction in operating expenses.

Network Services

	Three months ended
	30 September 2005	30 June 2005	30 September 2004
Revenue (£m)
IC&M	49	52	46
VAS	63	64	65
	112	116	111
Book to bill ratio	0.83	0.86	1.03
Gross profit (£m)	16	20	21
Adjusted Gross Profit* (£m)	16	20	21
Gross Margin %	14.3%	17.2%	18.9%
Adjusted Gross Margin %*	14.3%	17.2%	18.9%
Adjusted Profit/(Loss) from Operations* (£m)	—	4	3

* See “Non-GAAP measures”, appendix X.

	Six months ended 30 September
	2005	2004
Revenue (£m)
IC&M	101	94
VAS	127	131
	228	225
Book to bill ratio	0.86	0.94
Gross Profit (£m)	36	44
Adjusted Gross Profit* (£m)	36	44
Gross margin %	15.8%	19.6%
Adjusted Gross Margin %*	15.8%	19.6%
Adjusted Profit/(Loss) from Operations* (£m)	4	8

At £112 million, Network Services revenue was stable compared to the quarter ended 30 September 2004 (£111 million). Increased IC&M revenues were broadly offset by a reduction in VAS. The growth in IC&M revenue was driven by increased broadband access deployments in the UK and South Africa. VAS revenues were impacted by lower spend on Cable Services by BT. This was partially compensated by a one-off sale of spares stock to TollCollect under our ongoing long-term maintenance contract in Germany.

The same factors contributed to the £3 million increase in revenue six months ended 30 September 2005 compared to the corresponding period of the previous year, as increased IC&M revenues more than offset the reduction in VAS.

The £4 million sequential reduction in Network Services revenue occurred largely in the UK, as lower volumes of equipment deliveries to BT in the first quarter led to a corresponding decline in Installation & Commissioning activities in the second quarter.

We recorded a breakeven adjusted result from operations* in Network Services in the quarter (Q1 FY06 £4 million, Q2 FY05 £3 million). This comprised a £3 million adjusted loss from operations* in Wireless Software and Services (Q1 FY06 £nil, Q2 FY05 £nil) and a £3 million adjusted profit from operations* in the rest of Network Services (Q1 FY06 £4 million, Q2 FY05 £3 million).

Profitability in Network Services was impacted during the quarter by a deterioration in the reported performance of the Wireless Software and Services business, particularly in Central & Latin America. The impact in the quarter was a £3 million reduction in gross profit. This was further compounded by the non-recurrence of the high margin software licence sale, which contributed approximately £2 million to the operating results of the Wireless business in the previous quarter.

To facilitate an understanding of the trends in the rest of the Network Services segment, the following table sets out summary Profit and Loss information for Network Services excluding the Wireless Software and Services business:

	Three months ended
	30 September 2005	30 June 2005	30 September 2004
Revenue (£m)
IC&M	49	52	46
Rest of VAS (excl. Wireless Software & Services)	55	55	57
	104	107	103
Gross profit (£m)	17	16	18
Gross Margin %	16.3%	15.0%	17.5%
Adjusted Profit from Operations* (£m)	3	4	3

* See “Non-GAAP measures”, appendix X.

Improved profitability on long-term Value-Added Services contracts in the UK transport sector was the main contributing factor behind the £1 million, 1.3 percentage point increase in gross profit and gross margin compared to the previous quarter.

The earlier completion of a previously disclosed long-term Value-Added Services contract in the UK Government sector was the main contributing factor to the £1 million, 1.2 percentage point reduction in gross profit and gross margin compared to the corresponding quarter of the prior year.

The same factors contributed to the reduction in gross profit and gross margin in the rest of Network Services (excluding Wireless Software and Services) compared to the corresponding six-month period of the prior year.

We recorded an adjusted profit* of £3 million in the rest of Network Services in the quarter. This was stable compared to the corresponding period in the previous year and a £1 million decrease compared to the previous quarter, when the £1 million increase in gross profit described above was more than offset by an increase in operating expenditure mainly resulting from increased accruals for all employee bonuses.

Other Financial Items

Operating expenses

Three months ended 30 September 2005

Operating expenses amounted to £91 million (Q1 FY06 £121 million, Q2 FY05 £108 million).

The main factors contributing to the £30 million reduction in operating expenses compared to the previous quarter were: i) a significantly lower level of restructuring charges (Q2 FY06 £2 million, Q1 FY06 £27 million), ii) a reduction in adjusted operating expenses* as described below (Q2 FY06 £89 million, Q1 FY06 £92 million), and iii) a reduced level of share option costs (Q2 FY06 £nil, Q1 FY06 £2 million).

Of the £17 million reduction in operating expenses compared to the corresponding quarter of the previous year, £11 million related to a reduction in adjusted operating expenses* and £7 million to a reduction in share option costs, partially offset by a £1 million movement on restructuring and litigation items (Q2 FY06 £2 million charge, Q2 FY05 £1 million charge).

These factors are described in more detail below.

Adjusted operating expenses

Three months ended 30 September 2005

Adjusted operating expenses* were £89 million in the quarter (Q1 FY06 £92 million, Q2 FY05 £100 million).

The £3 million reduction compared to the previous quarter resulted from lower R&D expenditure and the combined benefit of a net release of legacy provisions relating to disposals completed in prior years and foreign exchange gains.

The £1 million reduction in R&D expenditure resulted from initial benefits of the previously announced reduction of engineering resource for SoftSwitch feature development as well as the net impact of capitalisation of certain R&D costs under IAS38.

Compared to the second quarter of the previous year, we have achieved significant savings across all categories of expenditure as a result of ongoing cost reduction initiatives.

At the end of September 2005, we had 9,121 employees, compared to 9,550 at 30 June 2005 as employees began to leave the business under the headcount reduction plan announced in May 2005. The majority of the 429 leavers in the quarter left the Company in September, following successful completion of consultation processes in the UK. At 30 September 2004, we had 10,140 employees.

During the quarter, we recorded £3 million Other operating income mainly relating to foreign exchange gains compared to a £1 million gain in the previous quarter and £nil in the corresponding quarter of the previous year.

The breakdown of adjusted R&D expenditure* by Segment set out below demonstrates that we continued to focus our R&D spend on next generation Optical and Access Networks products, in line with our previous guidance.

As % of Total Adjusted R&D Expenditure*(1) (Continuing Operations)

	Three months ended 30 September		Six months ended 30 September
	2005	2004	2005	2004
	%	%	%	%
Optical & Access	84	79	84	78
Data Networks	13	18	13	19
Network Services	3	3	3	3
	100	100	100	100

(1)           Stated before share option costs.

* See “Non GAAP measures”, appendix X.

R&D expenditure including share option costs reduced to £44 million in the quarter compared to £48 million in the second quarter of the previous year.

Restructuring and litigation items

The charge incurred for restructuring items in the quarter was £2 million to cover additional site closure costs in the UK and headcount reductions in Italy. This follows the £27 million charge for restructuring items recorded in the previous quarter, which related to our announced headcount reduction plan in the UK. In the second quarter of the previous year, we benefited from a previously disclosed £2 million release of an excess provision following full and final settlement of claims from Telcordia Technologies Inc.

Share option costs were net £nil (Q1 FY06 £2 million). During the quarter, we released accruals relating to National Insurance liabilities on share options no longer required mainly as a result of the reduction in our share price since the beginning of the financial year. The reduction from the £7 million charge recorded in the second quarter of the previous year is predominantly the result of the vesting of options under the share option plan in the intervening period.

Profit from Operations amounted to £5 million in the quarter and comprised of £7 million adjusted operating profit* offset by £2 million restructuring costs. A loss from operations of £31 million was recorded in the six months ended 30 September 2005, which comprised a £2 million adjusted operating loss* and £29 million of restructuring costs.

* See “Non-GAAP measures”, appendix X.

Profit on ordinary activities before taxation amounted to £4 million in the quarter. We earned investment income of £38 million, including bank interest (£2 million), interest earned on tax repayments (£1 million) and expected returns on pensions scheme assets (£35 million). This was offset by finance costs of £39 million mainly comprising interest on pension scheme liabilities. A loss from ordinary activities before taxation was recorded in the six months ended 30 September 2005. Investment income of £78 million was offset by finance costs of £77 million.

In the three months ended 30 September 2005, the current period tax charge was £2 million. A £1 million credit was recorded in respect of the disposal of the OPP business, leading to a net tax charge for the Group of £1 million.

This followed a net tax charge of £nil in the three months ended 30 June 2005 due to the utilisation of tax losses, leading to a net tax charge of £1 million for the six months ended 30 September 2005. In the six months ended 30 September 2004, a tax charge of £19 million arose on the disposal of the OPP business.

Consequently, the profit for the period amounted to £3 million.

Liquidity, capital resources and working capital

The definition of operating cash flow changed under IFRS from UK GAAP and now includes the cash impact of income tax and interest paid. Appendix VI follows the IFRS format and comparative periods have been restated accordingly.

The Group recorded an £11 million net inflow from operating activities in Continuing Operations before restructuring items during the three months ended 30 September 2005. This compared to a £10 million outflow during the previous quarter and a £21 million outflow in the corresponding quarter of the previous financial year.

The inflow in the quarter was driven largely by the increase in operating profitability (£7 million profit from operations before restructuring items compared to a £9 million loss in the previous quarter) and a reduction in inventory in the quarter, following a series of initiatives coordinated across the Group to tighten control of inventory management.

Debtors reduced in the quarter as a result of continued tight focus on cash collections, resulting in a reduced level of overdue debt in the quarter. We factored £22 million of debtors during the quarter.

The reduction in creditors and consequent cash outflow was driven by a net reduction in trade creditors. This resulted mainly from supplier payments relating to the increased level of inventory infeed in the first quarter, combined with the significantly lower level of materials infeed in the second quarter as we optimise use of existing stock. In addition, the level of payments in advance reduced during the quarter as these were traded through ongoing support contracts.

We incurred cash spend of £12 million during the quarter which related to severance payments and other costs associated with our ongoing headcount reduction programme.

In addition to operating and restructuring outflows, we incurred capital expenditure of £12 million in the quarter, compared to £6 million in the previous quarter. The increase in spend related mainly to engineering models in Optical and SoftSwitch as well as additional investment in IT systems.

Net cash* at 30 September 2005 amounted to £275 million, which consisted of cash of £311 million and debt of £36 million held in overseas subsidiaries. This compared to net cash* of £281 million at 30 June 2005.

Market Risk

There has been no change to the market risk that the Group is exposed to since 31 March 2005. Further information regarding Market Risk may be found in Item 11 of the Group’s Form 20-F for the year ended 31 March 2005, which is available at the Group’s website (www.marconi.com).

Balance Sheet

Provisions stood at £147 million at 30 September 2005 (31 March 2005 £145 million, 30 June 2005 £165 million).

Included in the closing provision is £35 million in respect of restructuring (31 March 2005 £24 million, 30 June 2005 £47 million). Following our reorganisation announcement in May 2005, we identified headcount and cost reductions and created a provision of £29 million during the first quarter, £27 million to the profit and loss account and £2 million held in other debtors to cover estimated costs to be incurred in future quarters. During the second quarter, we created a further £1 million net provision to cover additional costs, mainly with respect to additional onerous lease and facility costs in Germany and the UK and headcount reductions in Italy. Also during the quarter, we utilised £12 million of the opening provision as employees began to leave the business and severance payments were made.

The movement in other provisions related predominantly to the release of National Insurance accruals on share options.

Pensions and other retirement benefits

Our pension scheme deficit at 30 September 2005 amounted to £358 million, compared to £230 million at 31 March 2005. The £128 million increase was primarily due to the reduction in the discount rate used for our UK plan, which was partially offset by higher than expected asset returns. At 30 September 2005, the UK scheme remained the most significant element of the pension deficit at £218 million, up from £109 million at 31 March 2005.

Actuarial assessments of our defined benefit pension scheme liabilities and valuation of our pension scheme assets were undertaken at 30 September 2005. The actuarial assumptions are set out in note 1 to the accounts. The movements in the Group pension scheme deficit since 31 March 2005 are summarised in the table below:

£ million
Pension scheme deficit at 31 March 2005	(230)
Current service cost	(9)
Contributions and benefit payments	12
Settlement and curtailment gains on announced UK redundancies	1
Other finance charge	(4)
Actuarial losses	(129)
Foreign exchange	1
Pension scheme deficit at 30 September 2005	(358)

The geographical split of our pension deficit was as follows:

£ million
UK	(218)
Germany	(104)
Italy	(17)
US	(19)
Total	(358)

The most significant movement was a net actuarial loss of £129 million, which has been accounted for in the Consolidated Statement of Recognised Income and Expense (SORIE) for the six months ended 30 September 2005. The key elements of the net actuarial loss are as follows:

£ million
UK
Gain on plan assets	117
Experience loss arising on scheme liabilities(1)	(35)
Loss from reduction in discount rate (5.5% to 5.0%)	(186)
(104)
US
Gain on plan assets	2
Experience loss arising on scheme liabilities(1)	(3)
Loss from reduction in discount rate	(7)
Loss from change in mortality assumption	(5)
(13)
Germany
Loss from increase in inflation rate assumption	(2)
Loss from reduction in discount rate	(6)
Loss from change in mortality assumption	(3)
(11)
Italy
Loss from reduction in discount rate	(1)
Total SORIE movement for the six months ended 30 September 2005	(129)

(1)           Reflects differences between actual and expected plan membership experience, see below.

A 50 basis point reduction in discount rate was adopted for all of our plans as at 30 September 2005, resulting in a £186 million actuarial loss in the UK plan (where the discount rate reduced from 5.5% to 5.0%) and actuarial losses of £14 million in our rest of world plans. In accordance with IAS 19, the discount rate is set as at the balance sheet date with reference to the recorded yields at that date on high quality corporate bonds of equivalent currency and duration as the plan liabilities.

A further assumption loss of £8 million was recorded as new standard mortality tables were used to value our US and German plans.

Assets delivered a return of 7.96% in the UK plan for the six months ended 30 September 2005. The actual return on assets exceeded expectations by £117 million in the UK plan, and by £2 million in our rest of world plans, which partially offset the impact of changes in actuarial assumptions.

An experience loss of £35 million was recorded in the UK Plan, which reflects differences between plan membership experience and demographic assumptions for the plan (e.g. average retirement age, level of leavers). The assumptions have been aligned with the assumptions adopted by the Scheme Actuary for use in the latest triennial valuation of the UK plan, which is being undertaken as at 5 April 2005. The Scheme Actuary has confirmed that there is no reason to expect that the assumptions made will alter when the final valuation results are published. A further experience loss of £3 million was recorded in relation to our rest of world plans.

During the six months ended 30 September 2005 we recognised a curtailment gain of £1 million in the UK plan in relation to our previously announced headcount reductions in the UK.

Service costs, plan contributions, benefit payments and net finance costs have been recognised in accordance with the actuarial assumptions set at the beginning of the year and published as at 31 March 2005.

Post-balance sheet events

Subsequent to 30 September 2005, Marconi Corporation plc announced the proposed disposal of the majority of its telecommunications equipment and international services business to Ericsson for approximately £1,200 million. The Board further announced that it proposed to return approximately 275 pence per share to Shareholders in the first quarter of 2006 and proposed to change the name of the Company to telent plc. The full press release dated 25 October 2005 can be accessed at www.marconi.com.

We expect to distribute a Circular to shareholders shortly that will outline details and further background to the proposals.

APPENDICES

I.              ANALYSIS OF REVENUE BY PRODUCT AREA

	Three months ended			Six months ended
	30 September 2005	30 June 2005	30 September 2004	30 September 2005	30 September 2004
	£ million	£ million	£ million	£ million	£ million
Optical Networks	84	68	76	152	153
Access Networks	84	73	76	157	136
Fixed Wireless Access	30	23	26	53	45
Switching products	19	18	22	37	42
Access Products	35	32	28	67	49
Optical and Access Networks	168	141	152	309	289
Data Networks Equipment	17	14	28	31	52
Data Networks Services	15	14	14	29	28
Data Networks	32	28	42	60	80
IC&M	49	52	46	101	94
VAS	63	64	65	127	131
Network Services	112	116	111	228	225
Continuing Operations	312	285	305	597	594

II.            ANALYSIS OF REVENUE BY GEOGRAPHICAL DESTINATION

	£ million	%	£ million	%	£ million	%	£ million	%	£ million	%
	30 September 2005		30 June 2005		30 September 2004		30 September 2005		30 September 2004
	Three months ended						Six months ended
United Kingdom	113	36.2	109	38.2	113	37.0	222	37.1	222	37.4
Italy	18	5.8	17	6.0	28	9.2	35	5.9	56	9.4
Germany	66	21.2	52	18.2	51	16.7	118	19.8	98	16.5
Other EMEA	48	15.4	36	12.6	45	14.8	84	14.1	85	14.3
EMEA	245	78.6	214	75.0	237	77.7	459	76.9	461	77.6
NA	30	9.6	34	12.0	40	13.1	64	10.7	78	13.1
CALA	14	4.5	12	4.2	9	3.0	26	4.4	18	3.0
APAC	23	7.3	25	8.8	19	6.2	48	8.0	37	6.3
Continuing Operations	312	100.0	285	100.0	305	100.0	597	100.0	594	100.0

III.           ANALYSIS OF GROSS PROFIT AND GROSS MARGIN BY PRODUCT AREA

	Three months ended			Six months ended
	30 September 2005	30 June 2005	30 September 2004	30 September 2005	30 September 2004
	£ million	£ million	£ million	£ million	£ million
Adjusted gross profit* by business
Optical and Access Networks	61	49	55	110	101
	36.3%	34.8%	36.2%	35.6%	34.9%
Data Networks	19	17	26	36	50
	59.4%	60.7%	61.9%	60.0%	62.5%
Network Services	16	20	21	36	44
	14.3%	17.2%	18.9%	15.8%	19.6%
Continuing Operations	96	86	102	182	195
Adjusted gross margin %*	30.8%	30.2%	33.4%	30.5%	32.8%
Restructuring items credited to cost of sales
Optical and Access Networks	—	—	3	—	4
Gross profit by business
Optical and Access Networks	61	49	58	110	105
	36.3%	34.8%	38.2%	35.6%	36.3%
Data Networks	19	17	26	36	50
	59.4%	60.7%	61.9%	60.0%	62.5%
Network Services	16	20	21	36	44
	14.3%	17.2%	18.9%	15.8%	19.6%
Continuing Operations	96	86	105	182	199
Gross margin %	30.8%	30.2%	34.4%	30.5%	33.5%

*              See “Non-GAAP measures”, appendix X.

IV.           ANALYSIS OF OPERATING EXPENSES

	Three months ended			Six months ended
	30 September 2005	30 June 2005	30 September 2004	30 September 2005	30 September 2004
	£ million	£ million	£ million	£ million	£ million
Research and Development (before share option costs)	44	45	48	89	91
Sales and Marketing (before share option costs)	32	32	34	64	68
General & Administration (before share option costs and restructuring and litigation items)	16	16	18	32	36
Net Other Operating Income	(3)	(1)	—	(4)	—
Adjusted Operating Expenses*	89	92	100	181	195
Restructuring and litigation items charged to operating expenses	2	27	1	29	1
Share option costs	—	2	7	2	17
Operating Expenses—Continuing Operations	91	121	108	212	213

*              See “Non-GAAP measures”, appendix X.

V.            ANALYSIS OF OPERATING RESULTS

	Three months ended			Six months ended
	30 September 2005	30 June 2005	30 September 2004	30 September 2005	30 September 2004
	£ million	£ million	£ million	£ million	£ million
Optical and Access Networks	7	(6)	(4)	1	(12)
Data Networks	7	4	11	11	19
Network Services	—	4	3	4	8
Central costs	(7)	(8)	(8)	(15)	(15)
Other	—	—	—	—	—
Adjusted profit/(loss) from operations*	7	(6)	2	1	—
Restructuring and litigation items	(2)	(27)	2	(29)	3
Share option costs	—	(2)	(7)	(2)	(17)
Share of operating loss of associates	—	(1)	—	(1)	—
Profit/(Loss) from Operations—Continuing Operations	5	(36)	(3)	(31)	(14)

*              See “Non-GAAP measures”, appendix X.

VI.           OPERATING CASH FLOW

	Three months ended			Six months ended
	30 September 2005	30 June 2005	30 September 2004	30 September 2005	30 September 2004
	£ million	£ million	£ million	£ million	£ million
Continuing operations
Profit/(Loss) from operations	5	(36)	(3)	(31)	(14)
Restructuring and litigation	2	27	(2)	29	(3)
Profit/(Loss) from operations before restructuring and litigation*	7	(9)	(5)	(2)	(17)
Depreciation charge	7	8	9	15	19
Amortisation of intangibles	2	2	2	4	4
Shares to be issued related to share options	1	3	7	4	15
Gain on sale of investments and subsidiaries	1	—	—	1	—
Operating cash flow before movements in working capital	18	4	13	22	21
Decrease/(increase) in inventories	14	(19)	(8)	(5)	(7)
Decrease/(increase) in receivables	30	33	(13)	63	21
(Decrease)/increase in payables	(41)	(34)	8	(75)	(11)
Decrease in provisions	(7)	(4)	(4)	(11)	(9)
Cash generated by operations*	14	(20)	(4)	(6)	15
Income taxes (paid)/received	(1)	11	(3)	10	(5)
Interest paid	(2)	(1)	(8)	(3)	(14)
Net cash from operating activities	11	(10)	(15)	1	(4)
Discontinued operations	—	—	(6)	—	(9)
Cash outflow from restructuring and litigation	(12)	(6)	(6)	(18)	(32)
Group operating cash flow	(1)	(16)	(27)	(17)	(45)

*              See “Non-GAAP measures”, appendix X.

VII.         IFRS QUARTERLY COMPARATIVES—INCOME STATEMENT

	30 June 2004	30 September 2004	31 December 2004	31 March 2005
	£ million	£ million	£ million	£ million
Revenue	289	305	330	346
Cost of sales	(195)	(200)	(220)	(236)
Gross profit	94	105	110	110
Selling & distribution expenses	(36)	(36)	(35)	(35)
Research & development costs	(44)	(48)	(47)	(40)
Administrative expenses	(25)	(23)	(21)	(19)
Restructuring costs	(2)	(1)	(5)	(8)
Other operating income	2	—	—	1
(Loss)/Profit from operations	(11)	(3)	2	9
Investment income	39	37	36	36
Finance costs	(57)	(46)	(35)	(37)
(Loss)/Profit before tax	(29)	(12)	3	8
Tax	3	(3)	(1)	49
(Loss)/Profit from Continuing Operations	(26)	(15)	2	57
Profit from Discontinued Operations	1	81	—	19
(Loss)/Profit for the period	(25)	66	2	76

VIII.        IFRS QUARTERLY COMPARATIVES—BALANCE SHEET

	30 June 2004	30 September 2004	31 December 2004	31 March 2005
	£ million	£ million	£ million	£ million
Non current assets
Goodwill	390	390	390	390
Other intangible assets	7	6	7	9
Property, plant & equipment	118	114	115	116
Interests in associates	6	5	5	3
Available for sale investments	3	3	3	5
Trade & other receivables	4	5	5	1
	528	523	525	524
Current assets
Inventories	143	156	167	162
Trade & other receivables	327	338	332	369
Tax receivables	—	—	—	22
Cash & cash equivalents	473	374	349	334
	943	868	848	887
Non-current assets classified as held for sale	126	—	—	—
	1,597	1,391	1,373	1,411
Current liabilities
Trade & other payables	(394)	(409)	(411)	(437)
Tax liabilities	(101)	(114)	(98)	(55)
Bank overdrafts & loans	(18)	(16)	(14)	(15)
	(513)	(539)	(523)	(507)
Non-current liabilities
Bank loans	(265)	(21)	(22)	(21)
Trade & other payables	(23)	(5)	(6)	(6)
Retirement benefit obligation	(234)	(244)	(246)	(230)
Long-term provisions	(183)	(179)	(160)	(145)
Obligations under finance leases	(2)	(2)	(2)	(1)
	(707)	(451)	(436)	(403)
Liabilities directly associated with non-current assets classified as held for sale	(44)	—	—	—
Total liabilities	(1,264)	(990)	(959)	(910)
NET ASSETS	333	401	414	501
Capital & reserves
Share capital	50	51	52	52
Share premium account	1	2	3	4
Shares to be issued	36	30	26	28
Capital reserve	9	9	9	9
Capital reduction reserve	241	241	241	186
Retained earnings	(5)	66	82	221
Equity attributable to equity holders of parent company	332	399	413	500
Minority interest	1	2	1	1
TOTAL EQUITY	333	401	414	501

IX.           IFRS QUARTERLY COMPARATIVES—CASH FLOW STATEMENT

	30 June 2004	30 September 2004	31 December 2004	31 March 2005
	£ million	£ million	£ million	£ million
Net cash (outflow)/inflow from operating activities	(18)	(27)	5	8
Investing activities
Purchases of property, plant & equipment	(5)	(5)	(11)	(14)
Capitalised development costs	(2)	(1)	(3)	(4)
Disposals of property, plant & equipment	1	—	2	—
Disposals of interests in subsidiaries	(4)	195	(34)	27
Disposal of interests in associates & joint ventures	—	—	15	(30)
Income from loans, deposits & investments	4	3	2	2
Net cash (used in)/from investing activities	(6)	192	(29)	(19)
Financing activities
Repayments of borrowings	—	(2)	(1)	(1)
Loan Note repayments	(23)	(247)	—	—
Redemption premium	(3)	(25)	—	—
Issue of ordinary shares	—	2	1	1
Net cash used in financing activities	(26)	(272)	—	—
Net decrease in cash and cash equivalents	(50)	(107)	(24)	(11)
Cash and cash equivalents at the beginning of the period	519	473	374	349
Effect of foreign exchange rate changes	4	8	(1)	(4)
Cash and cash equivalents at the end of the period	473	374	349	334

X.            NON-GAAP MEASURES

We use a number of non-GAAP performance measures in addition to GAAP performance measures in order to provide readers with a better understanding of the underlying performance of the business and to improve comparability of our results. Furthermore, such measures are consistent with those used internally by management to assess the performance of each of its businesses and to allocate resources. Where such non-GAAP measures are given in this document, this is clearly indicated and the comparable GAAP measure is also given.

The non-GAAP measures that we use are:

•                  Adjusted gross profit;

•                  Adjusted gross margin %;

•                  Adjusted operating expenses;

•                  Adjusted operating profit/(loss);

•                  Profit/(loss) from operations before restructuring and litigation;

•                  Adjusted R&D expenditure;

•                  Net cash flow from operating activities before restructuring items and litigation;

•                  Cash generated by operations; and

•                  Net cash.

An explanation of each of these measures is provided below.

Adjusted gross profit is defined as gross profit before restructuring items credited or charged to cost of sales. We believe that using adjusted gross profit after the exclusion of such items (which may vary significantly each year) provides a more accurate comparison of the underlying performance of our operating units, which in turn allows for a better understanding of actual trading performance and is thus more useful for evaluating the business on an ongoing basis. A reconciliation of gross profit to adjusted gross profit is presented in appendix III.

Adjusted gross margin % is calculated as adjusted gross profit divided by sales multiplied by 100.

Adjusted operating expenses is calculated as operating expenses before restructuring costs (as defined by IAS 37), material litigation items (which are separately disclosed by virtue of their size or incidence, in order that the financial statements give a true and fair view) and share option costs.

Adjusted operating profit/(loss) is calculated as operating profit/(loss) before restructuring costs, material litigation items (see above) and non-cash share option costs.

Profit/(loss) from operations before restructuring and litigation is calculated as operating profit/(loss) before restructuring costs and material litigation items (see above).

We believe that adjusted operating expenses and adjusted operating profit/(loss) are also more useful for evaluating the business on an ongoing basis. These measures eliminate material one-off items and non-cash costs that are controlled centrally and are therefore more representative of the underlying performance of the operating units. Management reviews the performance of the operating units on this basis. In Note 2, segmental analysis of our Form 20-F for the year ended 31 March 2005, where we present adjusted operating loss by segment we refer to this as segment operating loss. A reconciliation of operating expenses to adjusted operating expenses is presented in appendix IV and a reconciliation of operating loss to adjusted operating loss is presented in appendix V.

Adjusted R&D expenditure is calculated as R&D expenditure stated before share option costs.

Net cash flow from operating activities before restructuring items and litigation is calculated as operating cash flow before restructuring costs (as defined by IAS 37) and material litigation items (see above). For the reasons noted above, we believe that this measure is more representative of the underlying performance of the business and is thus more useful for evaluating the business on an ongoing basis. A reconciliation of operating cash flow before restructuring items and litigation to operating cash flow is presented in appendix VI.

Cash generated by operations is calculated as net cash from operating activities before income taxes received/(paid) and interest paid. A reconciliation of net cash from operating activities to cash generated from operations is presented within appendix VI.

Net cash is calculated as cash at bank and in hand less bank loans, overdrafts and obligations under finance leases.

CONSOLIDATED INCOME STATEMENT

		3 months ended 30 September		6 months ended 30 September
	Note	2005	2004	2005	2004
		£ million	£ million	£ million	£ million
Continuing Operations
Revenue	2	312	305	597	594
Profit/(loss) from Operations
Excluding restructuring costs and litigation settlements		7	(5)	(2)	(17)
Restructuring costs	5a	(2)	2	(29)	1
Litigation settlements	5a	—	—	—	2
Total profit/(loss) from Operations	4	5	(3)	(31)	(14)
Investment income	6	38	37	78	76
Finance costs	7	(39)	(46)	(77)	(103)
Profit/(loss) on ordinary activities before taxation
Excluding restructuring costs and litigation settlements		6	(14)	(1)	(44)
Restructuring costs and litigation settlements		(2)	2	(29)	3
		4	(12)	(30)	(41)
Taxation	8a	(2)	(3)	(2)	—
Profit/(loss) for the period from Continuing Operations		2	(15)	(32)	(41)
Profit for the period from Discontinued Operations	9	1	81	1	82
Profit/(loss) for the period		3	66	(31)	41
Attributable to:
Equity holders of the parent company		2	66	(32)	41
Minority interest		1	—	1	—
		3	66	(31)	41
Earnings per share:
Continuing Operations
Basic and diluted loss per share	10			(14.8)	(20.3)
Discontinued Operations
Basic and diluted profit per share	10			—	40.6
Group
Basic and diluted (loss)/profit per share	10			(14.8)	20.3

CONSOLIDATED BALANCE SHEET

	Note	30 September 2005	30 June 2005	31 March 2005	30 September 2004
		£ million	£ million	£ million	£ million
Non-current assets
Goodwill		390	390	390	390
Other intangible assets		10	9	9	6
Property, plant and equipment		121	117	116	114
Interests in associates		3	3	3	5
Available for sale investments		5	5	5	3
Trade and other receivables	12	5	4	1	5
		534	528	524	523
Current assets
Inventories	11	171	182	162	156
Trade and other receivables	12	303	332	369	338
Tax receivables		—	5	22	—
Cash at bank and in hand	13	311	319	334	374
		785	838	887	868
Total assets		1,319	1,366	1,411	1,391
Current liabilities
Trade and other payables	14	(364)	(404)	(437)	(409)
Tax liabilities		(56)	(56)	(55)	(114)
Obligations under finance leases	15	(1)	(1)	(1)	—
Bank loans and overdrafts	15	(11)	(13)	(14)	(16)
		(432)	(474)	(507)	(539)
Non-current liabilities
Bank loans and overdrafts	15	(23)	(23)	(21)	(21)
Trade and other payables	14	(6)	(4)	(6)	(5)
Retirement benefit obligations		(358)	(227)	(230)	(244)
Long-term provisions	16	(147)	(165)	(145)	(179)
Obligations under finance leases	15	(1)	(1)	(1)	(2)
		(535)	(420)	(403)	(451)
Total liabilities		(967)	(894)	(910)	(990)
Net assets		352	472	501	401
Capital and reserves
Called-up share capital	17a	52	52	52	51
Shares to be issued	18	30	31	28	30
Share premium account	18	4	4	4	2
Capital reserve	18	9	9	9	9
Capital reduction reserve	18	160	186	186	241
Retained earnings	18	95	189	221	66
Equity attributable to equity holders of parent company		350	471	500	399
Equity minority interests		2	1	1	2
Total equity		352	472	501	401

CONSOLIDATED CASH FLOW STATEMENT

		3 months ended 30 September		6 months ended 30 September
	Note	2005	2004	2005	2004
		£ million	£ million	£ million	£ million
Net cash inflow/(outflow) from operating activities before restructuring items and litigation		11	(21)	1	(13)
Cash outflows from restructuring items and litigation	5b	(12)	(6)	(18)	(32)
Net cash outflow from operating activities after restructuring items and litigation	19	(1)	(27)	(17)	(45)
Continuing Operations		(1)	(9)	(17)	(24)
Discontinued Operations		—	(18)	—	(21)
Investing activities
Purchases of property, plant and equipment		(12)	(5)	(18)	(10)
Capitalised development costs		(3)	(1)	(5)	(3)
Disposals of property, plant and equipment		1	—	1	1
Proceeds from sale of investments		1	—	1	—
Disposal of interests in subsidiaries		1	195	3	191
Income from loans, deposits and investments		3	3	8	7
Net cash flows from investing activities		(9)	192	(10)	186
Financing activities
Borrowings due within one year—repayments		(3)	(2)	(4)	(2)
Borrowings due after more than one year—advances		—	—	2	—
Issue of ordinary shares		—	2	—	2
Loan note repayments		—	(247)	—	(270)
Redemption premium		—	(25)	—	(28)
Net cash flows from financing activities		(3)	(272)	(2)	(298)
Cash and cash equivalents at the beginning of the period		319	473	334	519
Net decrease in cash and cash equivalents		(13)	(107)	(29)	(157)
Effect of foreign exchange rate changes		5	8	6	12
Cash and cash equivalents at the end of the period		311	374	311	374

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	3 months ended 30 September		6 months ended 30 September
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Exchange gains on translation of foreign operations	4	6	6	6
Actuarial loss on defined benefit pension schemes	(129)	(10)	(129)	(10)
Net loss recognised directly in equity	(125)	(4)	(123)	(4)
Profit/(loss) for the period	3	66	(31)	41
Total recognised income and expense for the period	(122)	62	(154)	37
Attributable to:
Equity holders of the parent	(123)	62	(155)	37
Minority interests	1	—	1	—
	(122)	62	(154)	37

NOTES TO THE NON-STATUTORY ACCOUNTS

1.  ACCOUNTING POLICIES

Financial information in the non-statutory accounts is presented on a consistent basis with the International Financial Reporting Standards (“IFRS”) accounting policies of Marconi Corporation plc. The policies that the Group considers to be its principal accounting policies are set out below. The Company will adopt IFRS as adopted by the International Accounting Standards Board (“IFRS GAAP”) for the first time in its financial statements for the year ended 31 March 2006, which will include comparative financial statements for the year ended 31 March 2005. IFRS 1, “First-time Adoption of International Financial Reporting Standards”, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (31 March 2006). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS 1 (1 April 2005) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information, as of and for the three and six month periods ended 30 September 2005 and 2004 and at 31 March 2005, has been prepared in accordance with IFRS GAAP effective, or issued and early adopted, at 30  September 2005. The IFRS GAAP that will be applicable at 31 March 2006, including standards that will be applicable on an optional basis, are not known with any certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the Company’s first IFRS financial statements.

The financial information does not comprise statutory accounts for the purposes of Section 240 of the Companies Act 1985, has been prepared in accordance with IAS 34, “Interim Financial Reporting,” and has not been audited.

Basis of consolidation

The Group financial statements include the results of the Company and all of its subsidiary undertakings, together with the Group’s share of the results of its associates and joint ventures under the equity accounting basis.

A subsidiary is an entity that is controlled, directly or indirectly, by the Group. Control is the power to govern the financial and operating policies of the entity in order to obtain benefits from its activities. An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the entity. A joint venture is an undertaking that is jointly controlled by the Group under a contractual arrangement.

Revenue

Revenue excludes VAT and comprises sales to third party customers. Revenue from product sales of hardware and software is recognised when: persuasive evidence of an arrangement exists; delivery has occurred or service has been rendered; customer acceptance has occurred; the price to the buyer is fixed or determinable; and collectability is reasonably assured. Revenue from services is recognised at the time of performance and acceptance by the customer.

Revenue from multiple element contracts is allocated based on the relative fair value of each individual element.

Revenue on long-term contracts is recognised under the percentage-of-completion method of accounting and is calculated based on the ratio of costs incurred to date compared with the total expected costs for that contract.

Research and development

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Internal development expenditure is charged to income in the year in which it is incurred unless it meets the recognition criteria of IAS 38, Intangible Assets. Only costs incurred following commencement of customer trials are considered for capitalisation, as field trials signal the point at which technical feasibility has been proven in a customer environment. Costs are not capitalised unless a significant customer order has been received and the future margin exceeds the value of the eligible costs.

Where these criteria are met, development costs are capitalised and amortised over two years on a straight-line basis. Intangible assets are assessed for impairment annually, or earlier upon indication of impairment.

Business combinations and goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the cost of acquisition exceeds the fair value of net assets acquired.

Goodwill arising on acquisitions is capitalised and reviewed for impairment annually, or whenever there are indications that the carrying value may not be recoverable. Any impairment is recognised immediately in the income statement and is not subsequently reversed. Prior to 1 April 2004, goodwill was amortised over its estimated useful life. Amortisation ceased on 31 March 2004. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Post-retirement benefits

The Group accounts for pensions and other post-retirement benefits (principally healthcare) under IAS 19, Employee Benefits. For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method and actuarial valuations for accounting purposes are carried out at each half-year and year-end. The operating and financing costs of these schemes are recognised separately in the income statement.

Current service cost is spread systematically over the lives of employees and financing costs are recognised in the period in which they arise. Past service cost is recognised immediately to the extent that the benefits are already vested, and is otherwise amortised on a straight-line basis over the average period until the benefits become vested. Interest on pension scheme liabilities is presented within “Finance costs” and the expected return on pension assets is presented within “Investment income”. Actuarial gains and losses are recognised in full in the period in which they occur in the Statement of Recognised Income and Expense.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation, as adjusted for unrecognised past service cost, reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to the value of unrecognised past service cost, plus the present value of available refunds and reductions in future contributions to the scheme.

An actuarial assessment of the Group’s defined benefit pension scheme liabilities and valuation of pension assets was performed under IAS 19 at 30 September 2005. The following assumptions were adopted for the UK plan, the Group’s largest pension plan:

	30 September 2005	31 March 2005
	percent	percent
UK plan
Inflation assumption	2.75	2.75
Discount rate	5.00	5.50
Rate of general increase in salaries	4.25	4.25
Rate of increase in pensions in payment	2.75	2.75
Rate of increase for deferred pensioners	2.75	2.75
Rate of credited interest	2.50	2.50

As previously disclosed, the assumption adopted in respect of the expected mortality of the UK plan members is based on the experience analysis carried out for the most recent formal valuation. In addition, Marconi also recognises that improvements in longevity are likely to continue and made a further allowance for this within the IAS 19 liabilities at 31 March 2005. The UK plan experience will continue to be monitored at successive plan valuations.

The impact of assumption changes on the UK and other Group plans and the results of the latest actuarial valuations are discussed on page 45.

Payments to defined contribution retirement benefit schemes are charged to the income statement as they fall due.

Share-based payments

The Group issues equity-settled share-based payments to certain employees. In accordance with IFRS 2, Share-based Payments, equity-settled share-based payments are measured at fair value at the date of grant. The fair value is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of shares that will eventually vest.

Fair value is calculated using a binomial option-pricing model. The expected life used in the model has been adjusted for the effects of exercise restrictions and expected exercise behaviour, based on management’s best estimates.

The Group also provides employees with the ability to purchase the Group’s ordinary shares at 90% of the current market value. The Group records an expense, based on its estimate of the 10% discount related to shares expected to vest on a straight-line basis over the vesting period.

Financial instruments

Financial assets and liabilities are recognised in the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Bank borrowings:

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis to the income statement using the Effective Interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Derivative financial instruments and hedge accounting:

The use of financial derivatives is governed by the Group’s policies, as approved by the Board of Directors, which set out written principles on the use of financial derivatives. In February 2005, the Group re-commenced hedging of foreign currency cash flows with forward foreign exchange contracts. Where a forward foreign exchange contract hedges a foreign currency asset or liability, movements on the derivative and the hedged item are taken to the income statement. Where a forward foreign exchange contract hedges a probable commitment, it must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group’s operations. Gains and losses arising on these contracts are deferred and recognised in the income statement only when the hedged transaction has itself been reflected in the Group’s financial statements.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with unrealised gains or losses reported in the income statement.

Foreign currencies

The functional currency of each of the Group’s subsidiaries is the local currency of the country in which each subsidiary is located. Transactions in currencies other than the functional currency are recorded at the prevailing rate of exchange on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the period-end rate. The resulting exchange differences are taken into account in determining the profit or loss on ordinary activities before taxation, with the exception of certain gains and losses arising under hedging transactions in prior periods.

On consolidation, the assets and liabilities of the Group’s overseas operations are translated at period-end exchange rates. Income and expense items are translated at the average rate for the period. Exchange differences arising are taken to reserves via the Statement of Recognised Income and Expense. On disposal of an operation, these translation differences are recognised as income or expense in the period in which the operation is disposed of.

Key rates used are as follows:

	Average rates 6 months ended		Period-end rates
	30 September		30 September	30 June	31 March
	2005	2004	2005	2005	2005
US dollar	1.8082	1.8078	1.7691	1.7925	1.8896
Euro	1.4692	1.4864	1.4674	1.4806	1.4540

Taxation

The charge for taxation is based on the taxable profits for the financial year and includes the effect of temporary differences between the treatment of certain items for taxation and for accounting purposes, where the effect is to be recognised in the balance sheet. A deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available against which to utilise tax losses and attributes.

There are significant losses brought forward in some Group companies as at 1 April 2005. No deferred tax asset relating to tax losses and attributes is recognised on the balance sheet unless it is probable that future taxable profits will be available against which to utilise the tax losses and attributes. The Group will re-assess the recognition of deferred tax assets at each balance sheet date.

The Group does not propose to provide for the un-remitted earnings of foreign subsidiaries, as there is no commitment to remit such earnings and the Group controls such remittances. The Group makes no provision for temporary differences relating to investments in subsidiaries given that the realisation of such differences is controlled and is not probable in the foreseeable future. No deferred tax liabilities are separately disclosed on the basis that balances are in jurisdictions where the Group has the legally enforceable right to set off deferred tax assets and liabilities and the amounts relate to taxes that are levied by the same tax authority on the same taxable enterprise or group of enterprises.

Property, plant and equipment

Property, plant, machinery, fixtures, fittings, tools and equipment are stated at cost less accumulated depreciation and less any recognised impairment loss.

Depreciation is charged so as to expense the cost of assets, other than land and assets under construction, over their estimated useful lives, using the straight-line method, on the following bases:

Freehold buildings	2 to 4% per annum
Leasehold property	Over the lease term or 50 years for long leases
Plant and machinery	10% per annum on average
Fixtures, fittings, tools and equipment	10% per annum

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the lease.

Annual reviews are conducted of the estimated remaining lives of assets and the residual values.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

All such assets are reviewed for impairment when there are indications that the carrying value may not be recoverable.

Borrowing costs directly attributable to the acquisition, construction or production of assets are not capitalised but are recognised in the income statement in the period in which they are incurred.

Leases

In accordance with IAS 17, Leases, leases are classified as finance leases whenever the terms of the lease agreement transfer substantially all the risks and rewards of ownership of the related assets to the lessee. All other leases are classified as operating leases.

The Group as lessor:

Rental income from operating leases is recognised on a straight-line basis over the term of the lease.

The Group as lessee:

Assets held under finance leases are capitalised and included within “Property, plant and equipment” at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

Inventories

Inventories are stated at the lower of cost and net realisable value. Provision is made for obsolete, slow moving or defective items where appropriate.

Long-term contracts

Profit on long-term contracts in progress is taken when a sale is recorded on part delivery of products or part performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Amounts recoverable on long-term contracts, which are included in “Trade and Other Receivables”, are stated at the net sales value of the work done less amounts received as progress payments on account. Excess progress payments are included in “Trade and Other Payables”. Cumulative costs incurred, net of amounts transferred to cost of sales, less provisions for contingencies and anticipated future losses on contracts, are included in “Inventories”.

Where the outcome of a long-term contract cannot be estimated reliably, contract revenue is recognised to the extent of costs incurred, if it is probable that they will be recovered. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately.

Provisions

Provisions for estimated expenses related to product warranties are made at the time the products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims and take into consideration:

•                  the history of warranty cost associated with the product or similar products;

•                  the length of the warranty obligation;

•                  the development cycle of the product; and

•                  the estimated cost of “one-off” failures that require correction.

Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to affected parties.

Contingent liabilities

Through the course of normal business, the Group is subject to legal proceedings and other claims, the settlement of which may involve cost to the Group. A determination of the amount of provision, if any, required for these contingencies is based on careful analysis of each issue with the assistance of external legal counsel. A provision is generally made where an adverse outcome is probable and associated costs can be estimated reliably.

IFRS 1 exemptions and early adoption

IFRS 1, First-time Adoption of International Financial Reporting Standards, sets out the procedures that the Group must follow when it adopts IFRS as the accounting basis for its consolidated financial statements. The Group is required to establish IFRS accounting policies and, in general, should apply these retrospectively to determine the IFRS opening balance sheet at 1 April 2004.

IFRS 1 provides a number of optional exemptions from full retrospective application of IFRS accounting policies. The most significant of these are set out below:

•              IFRS 3: Business combinations

The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place prior to 1 April 2004. As a result, in the opening balance sheet, goodwill arising from past business combinations remains as stated under UK GAAP at 31 March 2004.

•              IAS 19: Employee benefits

The Group has elected to recognise, in full, the accumulated actuarial gains and losses in respect of its defined benefit schemes at the transition date, which is consistent with FRS 17.

The Group has also chosen early adoption of the amendment to IAS 19 issued by the IASB on 16 December 2004. As a result, from 1 April 2004, the Group has credited or charged net actuarial gains and losses to reserves in the period that they arise.

•              IAS 39: Financial instruments: recognition and measurement

The Group has chosen to apply IAS 39 for all periods presented and has therefore not taken advantage of the IFRS 1 exemption, which would enable the Group only to apply the standard from 1 April 2005.

•              IAS 21: The effects of changes in foreign exchange rates

When a foreign operation is disposed of, IAS 21 requires a transfer of the cumulative translation differences for that operation from reserves to the income statement. This forms part of the gain or loss arising on the disposal of the operation. The Group has chosen to take advantage of the IFRS 1 exemption from compliance with this requirement for cumulative translation differences as at the IFRS transition date. As a result, the cumulative translation differences for all of the Group’s foreign operations are deemed to be £nil at 1 April 2004. The profit from discontinued operations for the year ended 31 March 2005 therefore includes only the translation differences that arose from 1 April 2004.

2.  REVENUE

An analysis of the Group’s continuing revenue is as follows:

	Three months ended 30 September		Six months ended 30 September
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Sale of goods	185	184	339	348
Rendering of services	127	121	258	246
	312	305	597	594

3.  SEGMENTAL ANALYSIS

Business Segments

Analysis of revenue by class of business

	Six months ended 30 September
	2005	2004
	£ million	£ million
Optical and Access Networks	309	289
Network Services	228	225
Data Networks	60	80
	597	594
Discontinued	—	67
Consolidated	597	661

	To customers in the United Kingdom six months ended 30 September		To customers overseas six months ended 30 September
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Optical and Access Networks	92	112	217	177
Network Services	129	109	99	116
Data Networks	1	1	59	79
Continuing Operations	222	222	375	372
Discontinued Operations	—	—	—	67
	222	222	375	439

Analysis of results and operating net assets/(liabilities) by class of business

	Profit/(loss) from operations six months ended 30 September			Operating net assets/(liabilities) 30 September
	2005	2004		2005	2004
	£ million	£ million		£ million	£ million
Optical and Access Networks	1	(12)
Network Services	4	8		224	103
Data Networks	11	19		19	20
Central	(15)	(15)		(160)	(103)
Share option costs	(2)	(17)
Continuing Operations	(1)	(17)		83	20
Restructuring and litigation	(29)	3	Intangible assets	10	6
Share of operating loss of associate	(1)	—	Goodwill	390	390
			Investments	8	8
			Net cash	275	335
			Current taxation	(56)	(114)
			Retirement scheme deficits	(358)	(244)
Group loss from Continuing Operations	(31)	(14)	Net assets	352	401

Operating net assets/(liabilities) include property, plant and equipment, inventories, receivables, payables (excluding borrowings and taxation) and long-term provisions.

The operating net assets of Optical and Access Networks and Network Services cannot be separately identified as the same assets are generally used to generate sales in each of these segments. The results of these segments are separately reportable.

3.  SEGMENTAL ANALYSIS

Analysis of restructuring and litigation items by class of business

	Six months ended 30 September
	2005	2004
	£ million	£ million
Optical and Access Networks/Network Services	(26)	(1)
Data Networks	(3)	4
Continuing Operations	(29)	3

Other information

	Capital additions six months ended 30 September		Depreciation six months ended 30 September
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Data Networks	1	3	3	5
Optical and Access and Network Services	17	7	12	16
	18	10	15	21

Geographical Segments

Analysis of revenue by territory of destination

	Six months ended 30 September
	2005	2004
	£ million	£ million
UK	222	222
Other EMEA	237	239
North America	64	78
CALA	26	18
APAC	48	37
	597	594

Analysis of results from Continuing Operations (before restructuring, litigation and share option costs and the share of operating loss of associates(1)), revenue and operating net assets/(liabilities) by territory of origin

(1)           Loss from associates is included in loss from operations on the face of the consolidated income statement.

*              See “Non-GAAP measures,” appendix X.

	Adjusted profit/(loss) from operations* six months ended 30 September		Revenue six months ended 30 September		Operating net assets/(liabilities) 30 September
	2005	2004	2005	2004	2005	2004
	£ million	£ million	£ million	£ million	£ million	£ million
UK (incl. central costs)	(15)	1	235	244	(120)	(22)
Other EMEA	3	(11)	235	230	109	56
North America	8	14	62	72	23	7
CALA	2	1	27	23	24	(13)
APAC	3	(5)	38	25	47	(8)
	1	—	597	594	83	20

Sales by Group companies to joint ventures and associates amounted to £10 million (2004: £11 million). Purchases from joint ventures and associates amounted to £1 million (2004: £1 million).

Analysis of restructuring and litigation items by territory of origin

	Six months ended 30 September
	2005	2004
	£ million	£ million
UK (incl. central costs)	(24)	3
Other EMEA	(1)	(3)
North America	(3)	4
CALA	(1)	(1)
APAC	—	—
	(29)	3

Further details on restructuring and litigation items are shown in note 5(a).

Other information

	Additions to property, plant and equipment and intangible assets six months ended
	2005	2004
	£ million	£ million
UK (incl. central costs)	7	3
Other EMEA	7	3
North America	2	3
CALA	—	—
APAC	2	1
	18	10

4.  PROFIT/(LOSS) FROM CONTINUING OPERATIONS

	Three months ended 30 September 2005
	Before restructuring and litigation items	Restructuring and litigation items	Total
	£ million	£ million	£ million
Revenue	312	—	312
Cost of sales	(216)	—	(216)
Gross profit	96	—	96
Selling and distribution expenses	(32)	—	(32)
Administrative expenses—other	(16)	(2)	(18)
Research and development	(44)	—	(44)
Other operating income	3	—	3
Share of loss of associates	—	—	—
Profit/(loss) from operations	7	(2)	5

	Three months ended 30 September 2004
	Before restructuring and litigation items	Restructuring and litigation items	Total
	£ million	£ million	£ million
Revenue	305	—	305
Cost of sales	(203)	3	(200)
Gross profit	102	3	105
Selling and distribution expenses	(36)	—	(36)
Administrative expenses—other	(23)	(1)	(24)
Research and development	(48)	—	(48)
Other operating income	—	—	—
Share of loss of associates	—	—	—
(Loss)/profit from operations	(5)	2	(3)

In the three months ended 30 September 2005, share option and related payroll costs of £nil million (2004: £7 million) were included within selling and distribution expenses, administrative expenses and research and development.

The Group disposed of its Outside Plant and Power (OPP) business during the year ended 31 March 2005. The results of OPP are shown in note 9.

Restructuring and litigation items are shown in further detail in note 5(a).

	Six months ended 30 September 2005
	Before restructuring and litigation items	Restructuring and litigation items	Total
	£ million	£ million	£ million
Revenue	597	—	597
Cost of sales	(415)	—	(415)
Gross profit	182	—	182
Selling and distribution expenses	(65)	—	(65)
Administrative expenses—other	(33)	(29)	(62)
Research and development	(89)	—	(89)
Other operating income	4	—	4
Share of loss of associates	(1)	—	(1)
Loss from operations	(2)	(29)	(31)

	Six months ended 30 September 2004
	Before restructuring and litigation items	Restructuring and litigation items	Total
	£ million	£ million	£ million
Revenue	594	—	594
Cost of sales	(399)	4	(395)
Gross profit	195	4	199
Selling and distribution expenses	(72)	—	(72)
Administrative expenses—other	(48)	(3)	(51)
Research and development	(92)	—	(92)
Other operating income	—	2	2
Share of loss of associates	—	—	—
(Loss)/profit from operations	(17)	3	(14)

In the six months ended 30 September 2005, share option and related payroll costs of £2 million (2004: £17 million) were included within selling and distribution expenses, administrative expenses and research and development.

5.  RESTRUCTURING AND LITIGATION ITEMS

These items have been analysed as follows:

(a)           Restructuring and litigation items—Consolidated income statement

	Six months ended 30 September
	2005	2004
	£ million	£ million
Restructuring credits—included in cost of sales (i)	—	4
Restructuring costs (ii)	(29)	(3)
Decrease in provision for litigation settlement (iii)	—	2
Restructuring and litigation items	(29)	3

(i)            In the 6 months ended 30 September 2004, £1 million was received for inventories, previously fully provided for, and subsequently utilised by Jabil Circuit Inc and £3 million related to the release of liability provisions held against onerous supply contracts.

(ii)           As part of the Group’s cost reduction actions, a net charge of £29 million (2004: £3 million) was recorded during the 6 months ended 30 September 2005. This included a £23 million (2004: £7 million) for employee severance and a net £5 million charge (2004: £4 million credit) for site rationalisation and other restructuring costs.

(iii)          In Part X, section 15.4 of our listing particulars we disclosed the lawsuit filed by Bell Communications Research Inc., now known as Telcordia Technologies Inc., or Telcordia. A settlement agreement, in which we agreed to make a one-time payment of $21 million (approximately £12 million) to Telcordia was signed on 24 June 2004 in exchange for a licence to Telcordia’s ATM patent portfolio and as full and final settlement of all outstanding claims. As a consequence of this claim, we made a release of £2 million of excess provision to our operating results in the 6 months ended 30 September 2004.

(b)           Restructuring and litigation items—consolidated cash flow statement

	Six months ended 30 September
	2005	2004
	£ million	£ million
Restructuring costs	(18)	(17)
Litigation settlement	—	(12)
Continuing Operations	(18)	(29)
Discontinued Operations	—	(3)
Group	(18)	(32)

6.  INVESTMENT INCOME

	Six months ended 30 September
	2005	2004
	£ million	£ million
Interest receivable:
Loans and deposits	5	6
Other	3	1
	8	7
Expected returns on pension scheme assets	70	69
	78	76

7.  FINANCE COSTS

	Six months ended 30 September
	2005	2004
	£ million	£ million
Interest payable—bank loans, loan notes and overdrafts	(2)	(9)
Interest on pension scheme liabilities	(74)	(73)
Premium on redemption of Loan Notes	—	(28)
Movements in the fair value of derivatives	—	7
Net gain on cash and un-hedged foreign currency borrowings	—	1
Other	(1)	(1)
	(77)	(103)

All references to derivatives are in respect of the Group’s Senior Notes where the requirement to pay a redemption premium of 10% under certain circumstances was treated as an embedded derivative under IAS 39 “Financial Instruments: Recognition and Measurement.” Embedded derivatives are accounted for at fair value and are marked to market each reporting period. Fair value changes are reflected in finance costs each period. For the six months ended 30 September 2004 a credit of £7 million was recorded. The Senior Notes were fully paid down in the second quarter of FY05, and the Group has not identified further embedded derivatives. As a result, no movements were recorded in the six months ended 30 September 2005.

The fair value of outstanding foreign exchange contracts at 30 September 2005 was immaterial. The Group commenced hedging identifiable currency cash flow exposures with forward contracts in February 2005.

8.  TAX

(a)           Tax charge

	Six months ended 30 September
	2005	2004
	£ million	£ million
Continuing Operations
Current tax:
Overseas tax	2	—
	2	—
Discontinued Operations
Current tax:
Overseas tax	—	24
Overseas under/(over) provision in respect of prior years	(1)	(5)
	(1)	19

For the 6 months ended 30 September 2005 the net tax charge was £1 million arising from a £2 million current period tax charge and a £1 million tax credit in respect of the disposal of the OPP business.

In the 6 months ended 30 September 2004, a tax charge of £19 million arose on the disposal of the OPP business.

(b)           Factors that may affect future tax charges

Deferred tax assets have not been recognised in respect of losses, pension scheme deficits, and litigation and restructuring expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

9.  DISCONTINUED OPERATIONS

The Group disposed of its OPP business in the year ended 31 March 2005.

For the three and six months ended 30 September 2005 a £1 million tax credit in respect of the disposal of the OPP business has been classified as Discontinued Operations in the consolidated income statement.

For the three and six months ended 30 September 2004 the results of the Discontinued Operations included in the consolidated income statement were as follows:

	Three months ended 30 September 2004	Six months ended 30 September 2004
	£ million	£ million
Revenue	17	67
Expenses	(20)	(69)
	(3)	(2)
Taxation	(19)	(19)
Gain on disposal	103	103
Net profit after tax attributable to Discontinued Operations	81	82

10.  PROFIT/(LOSS) PER SHARE

Basic and diluted profit/(loss) per share is calculated by reference to a weighted average of 209.0 million ordinary shares (2004: 201.5 million ordinary shares) in issue during the period. The effect of the share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

The basic profit/(loss) per share is set out in the table below:

Continuing Operations

	Six months ended 30 September
	2005		2004
	Profit/ (Loss)	Profit/ (Loss) per share	Profit/ (Loss)	Profit/ (Loss) per share
	£ million	Pence	£ million	Pence
Basic loss and basic loss per share	(31)	(14.8)	(41)	(20.3)

Discontinued Operations

	Six months ended 30 September 2004
	Profit	Profit per share
	£ million	Pence
Basic profit and basic profit per share	82	40.6

11.  INVENTORIES

	30 September 2005	30 June 2005	31 March 2005	30 September 2004
	£ million	£ million	£ million	£ million
Raw materials and bought in components	45	45	37	30
Work in progress	30	36	33	50
Finished goods	92	95	89	71
Long term contract work in progress	4	6	3	5
	171	182	162	156

12.  TRADE AND OTHER RECEIVABLES

	30 September 2005	30 June 2005	31 March 2005	30 September 2004
	£ million	£ million	£ million	£ million
Current assets:
Trade receivables	237	259	307	264
Amounts owed by associates	17	16	17	16
Other receivables	29	33	30	39
Prepayments and accrued income	20	24	15	19
	303	332	369	338
Non-current assets:
Trade receivables	4	3	—	4
Prepayments and accrued income	1	1	1	1
	5	4	1	5
	308	336	370	343

The Group has assigned certain trade debts as security against the advance of cash from third party providers. All debts remain outstanding at 30 September 2005 and interest of £342,000 was recognised in the quarter. The Group is not obliged to, nor does it intend to, support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek payment from the Group of the capped finance charge under the arrangement and that recourse from the Group is not available.

The Group has available to it customer receivables financing facilities totaling £77 million, of which £20 million is on a committed basis. At the end of September 2005, £26 million of these facilities had been utilised. The £20 million committed facility is due to expire in September 2006. Whilst the uncommitted facilities do not have formal expiry dates, Euro 24 million (£16 million) is due for review in December 2005, Euro 60 million (£41 million) is due for review in March 2006.

13.  CASH AT BANK AND IN HAND

	30 September 2005	30 June 2005	31 March 2005	30 September 2004
	£ million	£ million	£ million	£ million
Cash and bank deposits repayable on demand	255	258	239	281
Other cash deposits	56	61	95	93
Cash at bank and in hand	311	319	334	374
Included in the amounts above are restricted cash balances of:
Collateral against bonding facilities	41	45	78	73
Held by captive insurance company	15	16	17	18
Mandatory redemption escrow account	—	—	—	2
Security for borrowings in Italy	7	8	8	10
	63	69	103	103
Cash held at subsidiary level and cash in transit	75	62	64	65
Available treasury deposits	173	188	167	206
	311	319	334	374
By currency:
Sterling	152	136	138	145
Euros	92	115	128	104
US Dollars	32	35	35	97
Other	35	33	33	28
	311	319	334	374

At 30 September 2005, the Group held approximately Euro 36 million (£24 million) and US dollar 24 million (£14 million) of foreign currency denominated cash within the UK. This cash is not treated as a hedge for accounting purposes and gains and losses on retranslation of the cash into sterling are taken to net finance costs.

Cash deposits invested are at short-term floating rates. The impact of a 1% decrease in interest rates would have reduced earnings from interest on total cash invested by £1 million in the quarter or £3 million annualised.

14.  TRADE AND OTHER PAYABLES

	30 September 2005	30 June 2005	31 March 2005	30 September 2004
	£ million	£ million	£ million	£ million
Current liabilities:
Payments received in advance	29	37	49	45
Trade payables	152	177	187	160
Other taxation and social security	22	29	23	21
Other payables	25	22	64	75
Accruals and deferred income	136	139	114	108
	364	404	437	409
Non-current liabilities:
Accruals and deferred income	6	4	6	5
	370	408	443	414

15.  BORROWINGS

	30 September 2005	30 June 2005	31 March 2005	30 September 2004
	£ million	£ million	£ million	£ million
Current liabilities:
Bank loans and overdrafts:
Repayable on demand	10	10	10	14
Other	1	3	4	2
	11	13	14	16
Obligations under finance leases	1	1	1	—
	12	14	15	16
Non-current liabilities:
Bank loans and overdrafts	23	23	21	21
Obligations under finance leases	1	1	1	2
	24	24	22	23
Borrowings by currency:
Euros	26	28	27	25
US Dollars	—	—	—	—
Chinese Yuan	10	10	10	14
	36	38	37	39

Of total borrowings of £36 million as at 30 September 2005, 55% is at fixed rates and 45% is at floating rates.

16.  PROVISIONS FOR LIABILITIES AND CHARGES

	Restructuring	Warranties	Contracts and commitments	Litigation and indemnities	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 1 April 2005	24	26	16	66	13	145
Charged	33	4	4	2	1	44
Released	(3)	(1)	(1)	(5)	(2)	(12)
Utilised	(18)	(6)	(2)	(4)	(2)	(32)
Exchange rate adjustment	(1)	1	1	2	(1)	2
At 30 September 2005	35	24	18	61	9	147
At 30 June 2005	47	25	17	66	10	165
At 30 September 2004	25	27	38	76	13	179

Restructuring mainly comprises expected costs for employee severance (£21 million at 30 September 2005; £9 million at 30 September 2004) and costs for properties no longer occupied, onerous lease contracts and future scheme administration costs (in total £14 million at 30 September 2005; £16 million at 30 September 2004). The majority of associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next three years.

Warranties comprise the expected costs of maintenance under guarantees and other work in respect of products delivered, the associated outflows for which are generally expected to occur over the lives of the products.

Contracts and commitments comprise liquidated damages, onerous supply contracts and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the contracts, which are long-term in nature.

Litigation and indemnities comprise expected employee related claims, environmental liabilities mainly in North America, other litigation, captive insurance balances and merger and acquisition balances held against warranties provided on the disposal of businesses. Employee related claims relate to industrial diseases. The Group’s exposure to these claims, which was last assessed by actuaries at 31 March 2005, amounts to £19 million (2004: £16 million) after discounting at a rate of 4.5%. The effect of the unwind of the discount was £nil million for the 6 months ended 30 September 2005.

Other provisions mainly comprise payroll taxes on share options and other post-retirement agreements. The release in the period represents the decrease in National Insurance accrued on share options.

17.  EQUITY SHAREHOLDERS’ INTERESTS

(a)           Share capital

	Number of shares	£
Ordinary shares of 25p each
Allotted, called-up and fully paid at 1 April 2005	208,740,939	52,185,235
Shares issued:
Warrants exercised	1,121	280
Share options exercised	1,034,452	258,613
Allotted, called-up and fully-paid at 30 September 2005	209,776,512	52,444,128
Unissued at 30 September 2005	416,973,341	104,243,335
Authorised at 30 September 2005	626,749,853	156,687,463

(b)           Warrants

At the time of the financial restructuring, the Company issued warrants to holders of shares in M (2003) plc to subscribe for additional ordinary shares of 5p each in the Company. In total 49.8 million warrants, exercisable up until May 2007, were issued at an exercise price of £1.50 each. As a result of the subsequent one for five share consolidation, five warrants must now be exercised per 25p ordinary share, giving an aggregate subscription price of £7.50 per share. At 30 September 2005, 49.6 million warrants remained outstanding.

(c)           Share Options

At 30 September 2005 the following share options were outstanding in respect of the Company’s ordinary shares:

	Number of shares under option million	Subscription price per share	Exercise period
Senior Management plan
Granted 24 June 2003	7.3	Nil	May 2004 to May 2013
Granted 1 September 2003	0.5	Nil	May 2004 to May 2013
Granted 13 February 2004	1.1	Nil	October 2004 to February 2014
Employee plan
Granted 30 June 2003	3.9	£3.08	May 2004 to May 2013
Granted 1 September 2003	—	£4.55	May 2004 to May 2013
Granted 13 February 2004	—	£7.17	May 2004 to February 2014
Granted 1 December 2004	0.7	£5.72	December 2004 to August 2008
Granted 6 December 2004	0.1	£5.67	December 2004 to August 2008

Both plans have five performance targets, each having a period in which the options over shares will vest. The first four performance targets have now been met.

The overall impact on the Group’s Consolidated income statement over the life of the plans through to the financial year ending 31 March 2007, assuming the final performance target is also met, will be approximately £64 million before payroll taxes under IFRS. We expect the charge under IFRS 2, before payroll taxes, to be £9 million in the year to 31 March 2006 and £3 million in the year to 31 March 2007. The £64 million charge is a non-cash item.

18.  RESERVES

	Shares to be issued	Share premium account	Capital reserve	Capital reduction reserve	Retained Earnings	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 1 April 2005	28	4	9	186	221	448
Loss retained for the period	—	—	—	—	(32)	(32)
Actuarial loss on retirement benefit schemes	—	—	—	—	(129)	(129)
Exchange differences	—	—	—	—	6	6
Shares to be issued	2	—	—	—	3	5
Losses transferred	—	—	—	(26)	26	—
At 30 September 2005	30	4	9	160	95	298
At 30 September 2004	30	2	9	241	66	348

On 21 May 2003, the High Court approved a reduction of share capital and share premium accounts. These balances were credited to retained earnings. The High Court determined that any surplus over the deficit at 31 March 2003 was to be held as a non-distributable reserve, which would be transferred to retained earnings as incurred or when all creditors, as at the effective date of 22 May 2003, have been satisfied. Company losses of £26 million have been transferred in the period.

On 11 October 2005, the High Court released the Company from its obligations to retain the surplus over the deficit at 31 March 2003 in a non-distributable reserve. This release will become effective upon the Company depositing £20 million in an escrow account to be held with Lloyds TSB plc. The monies in the escrow account will be solely for the protection of creditors of the Company which were in existence at 22 May 2003, which were not schemed and which remain outstanding.

19.  CASH FLOW FROM OPERATING ACTIVITIES AFTER RESTRUCTURING AND LITIGATION

Six months ended 30 September 2005
Continuing £ million
Loss from operations	(31)
Restructuring and litigation	29
Depreciation charge	15
Amortisation of intangibles	4
Shares to be issued related to share options	4
Gain on sale of investments and subsidiaries	1
Operating cash flows before movements in working capital	22
Increase in inventories	(5)
Decrease in receivables	63
Decrease in payables	(75)
Decrease in provisions	(11)
Cash generated by operations	(6)
Net income taxes refunded	10
Interest paid	(3)
Net cash from operating activities	1
Cash outflow from restructuring and litigation	(18)
(17)

	Six months ended 30 September 2004
	Continuing	Discontinued	Total
	£ million	£ million	£ million
Loss from operations	(14)	(2)	(16)
Restructuring and litigation	(3)	—	(3)
Depreciation charge	19	2	21
Amortisation of intangibles	4	—	4
Shares to be issued related to share options	15	—	15
Operating cash flows before movements in working capital	21	—	21
Increase in inventories	(7)	—	(7)
Decrease in receivables	21	6	27
Decrease in payables	(11)	(13)	(24)
Decrease in provisions	(9)	(2)	(11)
Cash generated by operations	15	(9)	6
Net income taxes paid	(5)	—	(5)
Interest paid	(14)	—	(14)
Net cash from operating activities	(4)	(9)	(13)
Cash outflow from restructuring and litigation	(29)	(3)	(32)
	(33)	(12)	(45)

20.  CONTINGENT LIABILITIES

	30 September 2005	30 June 2005	31 March 2005	30 September 2004
	£ million	£ million	£ million	£ million
Contingent liabilities at period end	20	20	20	20

Litigation

Contingent liabilities relate mainly to legal proceedings, which in the opinion of the directors, are not expected to have a materially adverse effect on the Group. The Group is engaged in a number of legal proceedings relating to patent and other claims under contracts. The Group is vigorously defending these claims, the estimated cost of which is disclosed above, and the directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

The Group is not and has not been engaged in, nor (so far as the Group is aware) has pending or threatened by or against it, any governmental, legal or arbitration proceeding during the 12 months immediately preceding the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Group, except as set out below. The figures given are the full amounts claimed by the claimants in each case, which may be much greater than the amounts the claimants realistically believe they can recover. The Group intends to defend claims vigorously. While the Group believes that is has meritorious defences, the duration and outcome of the litigation are not predictable at this point.

The following represents the largest claims made against the Group that are outstanding as at 30 September 2005:

•                  There is an outstanding tax dispute between the Indian tax authorities and Marconi, The English Electric Company, Limited (“English Electric”) and Associated Electrical Industries Limited (“AEI”). In 1989/90, as part of the reorganisation of the Group’s European operations, the Company, English Electric and AEI transferred their shareholdings in The General Electric Company of India Limited (“GEC India”), The English Electric Company of India Limited (“EE India”), and G.E.C. Power Engineering Services of India Limited (“GEP India”), to a Dutch company, G.E.C. Alsthom NV (“Alsthom”). The Indian tax authorities claim that this transfer gives rise to an Indian capital gains tax charge for each of Marconi, English Electric and AEI, although this is one of the issues in dispute. An advance Indian capital gains tax payment had to be made before the Indian authorities would issue a no-objection certificate, which was required before the transfer could proceed. This advance payment was based on the value of GEC India, EE India and GEP India at the date of the no-objection certificate. The Indian tax authorities have, however, assessed Marconi, English Electric and AEI to tax on the basis of the value of GEC India, EE India and GEP India at the date of the actual transfer, which could give rise to a tax liability, including related interest, of up to £11 million. Marconi, English Electric and AEI are disputing this liability and the basis of valuation in the Indian courts and, in pursuance of interim orders of the Indian Court, have deposited £2.7 million with the Indian tax authorities. In January 2004, the case was heard in the Calcutta High Court on a point of tax law. In July 2004, the High Court rejected the companies’ appeal. On 18 October 2005, the companies were granted leave to appeal against the High Court decision to the Indian Supreme Court. The date of the appeal hearing is not yet known. In July 2004, the Indian tax tribunal ruled in favour of the Marconi companies in an associated penalty case. It is not known at this stage whether the Indian Revenue will appeal the decision.

•                  Marconi, Marconi Systems Holdings Inc. and Marconi Inc. (collectively, “Marconi”) are defendants in a lawsuit filed by DH Holdings Corp. (“DH Holdings”) and Gilbarco, Inc. on 25 January 2005 in the Supreme Court of the State of New York, County of New York. The Complaint alleges that Marconi breached certain representations and warranties on a Stock Purchase Agreement dated as of 20 December 2001, by which Marconi sold all of the issued and outstanding shares of capital stock of Marconi Commence Systems Inc. (“MCSI”) to DH Holdings. Specifically, the Complaint charges that Marconi represented and warranted, among other things, that, except as set forth in a schedule to the Stock Purchase Agreement, to Marconi’s knowledge, no claim was pending or threatened, and no notice or invitation to license had been received during the three-year period prior to the closing of the Stock Purchase Agreement that indicated that the present or past operations of MCSI or its subsidiaries infringed upon or would infringe upon the rights or any third party’s intellectual property. The Complaint further contends that Marconi knew at the time it made the representation and warranty that MCSI had received threatened claims of infringement of US Letters Patent 5,027,282, now owned by Touchcom, Inc. and/or Touchcom Technologies, Inc. (collectively, “Touchcom”) (the “Touchcom Patent”). In the Stock Purchase Agreement, Marconi agreed that it would indemnify DH Holdings from all losses, liabilities, obligations, damages, claims and expenses arising from any breach of the representations or warranties contained in the Stock Purchase Agreement. After the closing, MCSI changed its name to Gilbarco, Inc (“Gilbarco”).

On 18 September 2003, Touchcom sued Gilbarco in the US District Court for the Eastern District of Texas (the “Touchcom Lawsuit”), alleging that Gilbarco directly and/or contributorily infringed the Touchcom Patent and induced infringement of the Touchcom Patent by another party. DH Holdings and Gilbarco gave Marconi notice of the Touchcom Lawsuit and attempted to invoke their alleged rights to indemnification from Marconi. Marconi declined to assume the defence of the Touchcom Lawsuit, declined to indemnify Gilbarco and requested information from Gilbarco regarding the Touchcom claims and the Gilbarco defences. Gilbarco did not provide all the requested information prior to a December 2004 settlement with Touchcom, pursuant to which Gilbarco paid US$7 million to Touchcom, received a perpetual paid-up non-exclusive license under the Touchcom Patent and obtained other rights and benefits. Counsel for Marconi was notified of, and provided information about, the Touchcom case and the proposed settlement of the Touchcom Lawsuit a short time before the Touchcom-Gilbarco settlement was finalised. Marconi did not consent to the settlement and continued to deny any obligation to indemnify Gilbarco. The Complaint alleges that the settlement was completed and the US$7 million paid in December 2004.

In a recent letter, Gilbarco counsel quantified DH Holdings’ and Gilbarco’s alleged damages as US$11,074,781.65, which includes the US$7 million settlement amount, legal fees and expenses to defend the Touchcom Lawsuit, and legal fees and expenses pursuing the indemnification claim against Marconi. Gilbarco contends that it is also entitled to recover its legal fees and expenses. The Stock Purchase Agreement provides for a US$5 million “Indemnification Basket”, similar to an indemnification deductible, which Marconi is not obligated to pay. Marconi, through its outside counsel, has filed an answer to the Complaint in which it has denied, or has indicated that it lacks sufficient information to respond to, and therefore denies, the salient allegations of the Complaint. The lawsuit is presently in discovery.

•                  The English Electric Company, Limited, Associated Electrical Industries Limited and various other Group companies are subject to industrial injury claims from former employees. The types of disease or injury in respect of which damages are commonly claimed include industrial deafness, pleural plaques, asbestosis, mesothelioma and vibration white finger. The Group is currently defending approximately 200 cases of this nature. Chester Street Insurance Holdings Limited (formerly Iron Trades Insurance Holdings Limited), GEC’s employer’s liability insurer during the exposure period for certain of these claims, is now insolvent and is being administered through a scheme of arrangement. Accordingly, for claims where the exposure was prior to 1972, 95% the liability attaches to Group companies but a 5% contribution is recoverable from the aforementioned scheme of arrangement. For claims where the exposure was post 1972, the Financial Services Compensation Scheme (a scheme established by the UK Financial Services and Markets Act 2000) meets 95% of the liability for uninsured/underinsured claims. The liability for industrial injury claims is ongoing and the Group may continue to receive claims of this nature for many years. Due to the contingent nature of these claims, it is not possible to give an accurate estimate of the Group’s potential liability.

•                  Marconi is one of 30 additional defendants named in an amended complaint dated 12 April 2005 filed by George Held and Claire Held in an action which is pending in the Supreme Court of the State of New York, County of New York. The additional named defendants join the original 33 defendants named in the plaintiffs’ original complaint filed on 29 June 2004. The basis of the plaintiffs’ claims appears to be the alleged exposure by Mr. Held to allegedly unsafe and defective asbestos and asbestos-containing products and materials. Mr. Held seeks compensatory and punitive damages totalling US$100 million against each defendant. Mrs. Held seeks damages for loss of consortium totalling US$5 million against each defendant. Marconi is named as successor-in-interest to English Electric Limited. Marconi has not been served.

•                  Stromberg-Carlson Corporation (now Marconi Holdings, LLC) is one of five defendants named in the Complaint filed in the Circuit Court of the Eighteenth Judicial Circuit in and for Seminole County, Florida on 16 August 2005 by or on behalf of five former employees at the Lake Mary, Florida manufacturing facility once owned and operated by various entities operating the Stromberg-Carlson business. The Complaint alleges that the former employees were improperly exposed during the course of their employment to toxic chemicals and seeks damages in an unspecified amount. None of the defendants have been served. Stromberg-Carlson Corporation contributed its business to a joint venture in which Siemens Communications Systems Inc. (“Siemens”) was a party. Siemens has also been named as a defendant in the Complaint and post filing of the Complaint it has notified Marconi Holdings LLC of its claim for indemnification for any liability it may incur in the Complaint pursuant to the joint venture agreement between, inter alia, Siemens and Stromberg-Carlson Corporation. Prior to the Complaint of 16 August 2005, fourteen other former employees of the Stromberg-Carlson business who were also employed at the Lake Mary site have made complaints to Siemens alleging the same improper exposure to toxic chemicals during the course of their employment. These complaints are unquantified. On 30 June 2004, Siemens claimed indemnification for any liability arising under these complaints pursuant to the joint venture agreement.

•                  John Osanitsch, a former employee of Mariposa Technology, Inc. (“Mariposa”), filed suit in the Superior Court of California, County of Sonoma, on 30 December 2004, against Marconi plc (now M(2003) plc) and Marconi Acquisition Sub, Inc.. The suit alleges fraud and deceit, negligent misrepresentation, breach of contract and breach of the implied covenant of good faith by the Marconi defendants in their treatment of the plaintiff, an employee of Mariposa at the time of and following Marconi’s acquisition of Mariposa in September 2000. The plaintiff seeks general damages in an amount to be determined at trial, exemplary damages in an unspecified amount and special damages in excess of US$50,000. The defendants have not been served.

Guarantees

At 30 September 2005, the Group had provided third parties with a total of £133 million of guarantees, performance bonds and indemnities, the exercise of which is considered to be remote. At 30 September 2005, the value of total collateral against these various guarantees was £41 million; in addition, we estimate that £79 million of the guarantees had varying conditional and unconditional rights to call for cash collateral.

In connection with agreements for the sale of portions of its business, including certain discontinued operations, the Group has typically retained the liabilities of a business that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Group generally indemnifies the purchaser of a Marconi business in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Group. These types of indemnification guarantees typically extend for a number of years.

From time to time, the Group enters into indemnification agreements with certain contractual parties in the ordinary course of business, including agreements with lenders, lessors, customers and certain vendors. All such indemnification agreements are entered into in the context of the particular agreements and are provided in an attempt to properly allocate risk of loss in connection with the consummation of the underlying contractual arrangements. Management believes that the Group maintains adequate levels of insurance coverage to protect the Group with respect to most claims arising from such agreements and that such agreements do not otherwise have value separate and apart from the liabilities incurred in the ordinary course of the Group’s business.

The performance bonding facility is used for the issuance of bonds, guarantees, letters of credit, indemnities or similar instruments at the request of Marconi Bonding Limited (“MBL”) for the purpose of supporting, directly or indirectly, obligations of members of the Group to third parties for obligations incurred in the ordinary course of the Group’s trade or business. The purposes for which the performance bonding facility is available include supporting financing facilities that have been provided to members of the Group for the purpose of supporting directly obligations of members of the Group in the ordinary course of the Group’s trade or business, other than obligations in respect of financial indebtedness. For example, this may be used in conjunction with supporting a facility in a foreign currency where such foreign currency is not available under the performance bonding facility. Under the security over cash agreement, MBL has granted, in favour of HSBC Bank plc, as security trustee, security over the accounts into which cash collateral deposits will be made in respect of bonds issued under the performance bonding facility.

As of 30 September 2005, the fair value of the Group’s guarantees that were issued or modified after 31 March 2005 was not material and no material indemnifications were issued.

21.  RECONCILIATION OF IFRS TO US GAAP

The results for the three months and six months ended 30 September 2005 have been prepared in accordance with IFRS. Significant differences between IFRS and US GAAP are described below.

A reconciliation between IFRS and US GAAP for the six months ended 30 September 2005 and 2004 follows:

	Six months ended 30 September
	2005		2004
	£ million		£ million
(Loss)/profit in accordance with IFRS	(31)		41
Continuing operations:
Share option plans	13		(5)
Pension and other post-retirement benefits	—		(2)
Intangible asset amortisation	(12)		(23)
Restructuring costs	—		(7)
Derivatives and debt discount	—		(18)
Net interest expense	—		6
Sale and leaseback	1		—
Other, net	(1)		—
Discontinued Operations:
Gain on sale of Discontinued Operations	—		106
GAAP differences related to Discontinued Operations	—		(5)
Taxation adjustments:
Additional taxation expense under US GAAP	—		(1)
Net (loss)/income in accordance with US GAAP	(30)		92
Earnings per share—basic	(14.4	)p	45.7	p
Earnings per share—diluted	(14.4	)p	43.4	p

	30 September 2005	31 March 2005
	£ million	£ million
Equity Shareholders’ interests in accordance with IFRS	350	500
Items increasing/(decreasing) equity shareholders’ interests:
Goodwill	119	119
Intangible assets	(8)	4
Pension and other post-retirement benefits	(4)	66
Provisions for restructuring costs	4	4
Provisions for industrial disease claims	(21)	(21)
Sale and leaseback	(9)	(10)
Other	4	7
Shareholders’ equity in accordance with US GAAP	435	669

Summary of differences between IFRS and US GAAP

Share option plans

The Group accounts for its share option plans under IFRS 2, Share-based Payment, which requires that an expense is recognised in the income statement for equity instruments granted under a share option plan. The expense is based on the fair value of the options at the date of grant and is recognised over the vesting period of the plan, adjusted to reflect actual and expected levels of vesting. The Group uses a binomial model to calculate fair value for its two share option plans, the nil cost Senior Management plan and the market value Employee plan. National Insurance contributions are accrued pro rata over the vesting period based on the intrinsic value at each balance sheet date.

Under US GAAP, the Group follows the accounting prescribed by APB Opinion 25, Accounting for Stock Issued to Employees, whereby an expense is recorded for the cost of providing the options to the employee over the relevant performance period. The costs are determined based on the intrinsic value method, under which compensation expense is the difference between the market price of the stock at the measurement date and the price to be contributed by the employee (the exercise price). The measurement date is the first date on which the employee is aware of the number of shares that they are entitled to receive and the exercise price. The measurement date is often the grant date; however it may be later than the grant date in performance related plans such as the nil cost Senior Management Plan and the Market Value Employee Plan. National Insurance contributions related to gains on share option plans are expensed when the liability crystallises (i.e. when the options are exercised).

Pension and other post-retirement benefits

The Group accounts for its defined benefit pension plans and its non-pension post-retirement benefit plans using actuarial models prescribed by IAS 19, Employee Benefits, under IFRS and SFAS 87, Employers’ Accounting for Pensions, and SFAS 106, Employers’ Accounting for Post-Retirement Benefits Other Than Pensions, under US GAAP. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of “events’ are plan amendments and changes in actuarial assumptions such as discount rate, rate of compensation increases and mortality. The principle underlying the required attribution approach is that employees render service over their service lives on a relatively smooth basis and, therefore, the profit and loss account effects of pensions or non-pension post-retirement benefit plans are earned in, and should follow, the same pattern. The operating cost for providing pensions and other post-retirement benefits, as calculated periodically by independent actuaries, is therefore charged to the Group’s operating profit or loss in the year that the benefits are earned by employees.

Under IFRS, the Group has elected to recognise differences between actual and expected returns as actuarial gains/(losses) in the statement of recognised income and expense. Under US GAAP, the differences (to the extent that they exceed 10% of the market value of assets or the projected benefit obligation at the start of the period) are recognised in the net periodic pension cost over the remaining average service lifetimes of active members.

Under IFRS, the financial returns expected on the pension schemes’ assets are recognised in the year in which they arise as part of finance income and the effect of the unwinding of the discounted value of the pension schemes’ liabilities is treated as part of finance costs. Under US GAAP, such amounts are classified as part of staff costs.

Under US GAAP, if the accumulated benefit obligation exceeds the fair value of the plan assets, the Group recognises an additional minimum liability that is at least equal to the unfunded accumulated benefit obligation. Where an additional minimum liability is recognised, an intangible asset is recognised up to the amount of any unrecognised prior service cost and the balance is recognised through other comprehensive income. There is no similar requirement under IFRS

Goodwill

Under IFRS 3, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, goodwill acquired in a business combination is carried at cost and is subject to an impairment review annually or more frequently if there is an indication of impairment.

Under the transitional arrangements of IFRS 1, the Group elected not to apply IFRS 3 retrospectively to business combinations prior to 1 April 2004, such that amortisation of the existing goodwill balance ceased at this date. Differences arise in the carrying value of goodwill between IFRS and US GAAP as amortisation of goodwill was suspended with effect from 1 April 2003 under US GAAP.

Intangible assets

The Group capitalises development costs where they meet the recognition criteria specified in IAS 38, Intangible Assets. Only costs incurred following commencement of customer trials are considered for capitalisation, as field trials signal the point at which technical feasibility has been proven in a customer environment. Costs are not capitalised unless a significant customer order has been received and the future margin exceeds the value of the eligible costs. Where these criteria are met, development costs are capitalised and amortised over two years on a straight-line basis. Intangible development assets are assessed for impairment annually, or earlier upon indication of impairment. Under U.S. GAAP, in accordance with SFAS 2, Accounting for Research and Development Costs, all development costs, with the exception of software development costs, are expensed as incurred.

For periods prior to 1 April 2004, the Group recognises intangible assets separately in a business combination only when (i) they can be disposed of separately without disposing of the business of the entity and (ii) their value can be measured reliably on initial measurement.

Differences arise under US GAAP as the Group recognises acquired intangible assets separately from goodwill if (i) they arise from contracted or other legal rights even if the assets are not transferable or separable from the acquired entity or from other rights and obligations; or (ii) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Intangible assets are carried at cost and are amortised on a straight-line basis over their estimated useful economic lives. The Group has no intangible assets for which it has adopted an indefinite useful life.

Subsequent to the adoption of IFRS 3 there are no differences between IFRS and US GAAP with respect to the recognition of intangible assets arising on a business combination.

Restructuring costs

Under IFRS, provisions for restructuring are recognised when the Group has a present obligation as a result of a past event, when it is probable that a transfer of economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation. Once this is determined, IAS 37, Provisions, Contingent Liabilities and Contingent Assets, emphasises recognition of the costs of the exit plan as a whole.

US GAAP requires that each type of cost is examined individually to determine whether it can be accrued. As a result, different criteria apply depending upon the nature of the restructuring costs.

Provision for industrial disease claims

Under IFRS, the Group’s provision for industrial disease claims is discounted at a rate of 4.5% in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, to record the provision at the present value of the expected cost to settle the obligation, as the time value of money is material. The provision is not discounted under US GAAP as the timing and amounts of the cash flows for these obligations are not fixed or determinable. Accordingly, an adjustment arises to record the non-discounted value of the provision under US GAAP.

Sale and leaseback

Under IAS 17, Leases, a lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to ownership. The evaluation of whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract.

Under US GAAP, if any one of the following four criteria applies to a lease agreement, then the lease must be classified as a capital lease by the lessee:

(a)           The lease transfers ownership of the leased assets to the lessee at the end of the lease term;

(b)           The lease contains a bargain purchase option;

(c)           The lease term is greater than or equal to 75 per cent of the economic useful life of the leased asset; or

(d)           The present value of the minimum lease payments is greater than or equal to 90 per cent of the fair value of the leased asset.

For certain of the Group’s sale and leaseback transactions, the leaseback is classified as an operating lease under IAS 17 and a finance lease under US GAAP. The IFRS operating lease expense in the income statement is replaced under US GAAP with the corresponding finance charges and depreciation. Additionally, for the purposes of US GAAP, the balance sheet reflects the capitalised value of the asset and related finance creditor.

Additional differences arise as, under IFRS, a gain on a sale and leaseback transaction where the leaseback is classified as an operating lease is recognised at the time of the transaction. Under US GAAP, the gain on a sale and leaseback transaction where the leaseback is classified as a finance lease is deferred under FAS 98, Accounting for Leases, until it meets the criteria for recognition.

Derivatives and debt discount

Under IFRS, the par value of the Group’s former debt was determined to be a reasonable estimate of the fair value of the Loan Notes in the year ended 31 March 2004.

Under US GAAP, the Loan Notes must be recorded at their fair value upon issuance. US GAAP is prescriptive on the basis for determining fair value in this instance. Since the Group’s Loan Notes, shares and warrants were issued concurrently in connection with the financial restructuring the fair value of the Loan Notes was determined by the quoted market prices. The closing quoted market price on 19 May 2003, the date of the financial restructuring, was 93% and 98% of the par value of the Junior and Senior Loan Notes respectively. This gave rise to a debt discount, which has been charged to the statement of operations over the term of the debt until final redemption using the effective interest rate method.

Net interest expense

Under US GAAP, a portion of the interest arising on the Group’s Senior Notes was allocated to the results of our OPP business, in accordance with EITF 87-24, Allocation of Interest to Discontinued Operations, as the proceeds from the sale of this business funded the redemption of the Notes. This is a presentational difference, with the opposite entry reflected in “GAAP differences related to Discontinued Operations”.

Gain on sale of Discontinued Operations

The gain on sale of Discontinued Operations relates to the OPP business. Under IAS 21, The Effects of Changes in Foreign Exchange Rates, when a foreign operation is disposed of, the cumulative exchange differences deferred in equity that relate to that operation should be removed from equity and recognised within the income or loss from Discontinued Operations. SFAS 52, Foreign Currency Translation, has a similar requirement to remove accumulated translation gains and losses from Accumulated Other Comprehensive Income for inclusion in the gain or loss on sale of Discontinued Operations. On transition to IFRS, the Group elected under IFRS 1 to set the cumulative translation differences of the OPP business to £nil at the transition date such that the IFRS profit from Discontinued Operations includes only exchange differences that arose after the transition date.

This difference is offset by £30 million of GAAP differences related primarily to the carrying value of goodwill and pension liabilities of the disposed operations.

GAAP differences related to Discontinued Operations

OPP has been classified as a Discontinued Operation under IFRS and US GAAP. The results of operations of OPP reflect GAAP differences in respect of accounting for goodwill and pensions. In addition, under US GAAP, a portion of interest expense has been allocated to OPP in accordance with EITF 87-24.

21.  RECONCILIATION OF IFRS TO US GAAP

Taxation

Under IFRS, deferred taxation is provided in full on temporary differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as probable that taxable profits will be available against which to utilise the deductions.

Under US GAAP, all deferred tax liabilities and assets resulting from temporary differences in financial and tax reporting are recognised together with deferred tax assets relating to tax losses carried forward subject to certain limited exemptions which include unremitted earnings of overseas subsidiaries that are essentially “permanent”. Deferred tax assets are reduced by a valuation allowance if it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realised. In addition, deferred taxes are recognised in respect of other US GAAP adjustments, although a full valuation allowance has been established against all additional deferred tax assets, without offsetting liabilities in the same tax jurisdiction.

22. CONDENSED FINANCIAL STATEMENTS PRESENTED UNDER US GAAP

Condensed Consolidated Balance Sheet

	30 September 2005	30 September 2004	31 March 2005
	£ million	£ million	£ million
Assets
Current assets
Cash and cash equivalents	248	271	231
Restricted cash	63	103	103
Investment in securities	5	3	5
Accounts receivable, net	237	264	307
Inventories, net	171	156	162
Prepaid expenses and other current assets	66	77	84
Total current assets	790	874	892
Property, plant and equipment, net	135	131	131
Investments in affiliates	3	5	3
Goodwill	509	509	509
Intangibles, net	2	35	13
Other non-current assets	5	5	32
Total assets	1,444	1,559	1,580
Liabilities and shareholders’ equity
Current liabilities
Short-term debt	(12)	(16)	(15)
Accounts payable	(152)	(160)	(187)
Accrued expenses and other current liabilities	(414)	(540)	(450)
Total current liabilities	(578)	(716)	(652)
Long-term debt	(24)	(23)	(22)
Other non-current liabilities	(405)	(226)	(236)
Total liabilities	(1,007)	(965)	(910)
Minority interests	(2)	(2)	(1)
Shareholders’ equity
Ordinary shares	(52)	(51)	(52)
Warrants	(12)	(12)	(12)
Additional paid-in capital	(1,137)	(1,139)	(1,150)
Accumulated deficit	365	420	397
Capital reduction reserve	(186)	(241)	(241)
Accumulated other comprehensive loss	587	431	389
Total shareholders’ equity	(435)	(592)	(669)
Total liabilities and shareholders’ equity	(1,444)	(1,559)	(1,580)

Condensed Consolidated Statement of Operations

	Six months ended 30 September 2005		Six months ended 30 September 2004		Year ended 31 March 2005
	£ million		£ million		£ million
Revenue	597		594		1,269
Direct costs	(416)		(396)		(854)
Gross margin	181		198		415
Operating expenses:
Selling, general and administrative	84		124		259
Research and development	91		94		184
Amortisation of goodwill and intangibles	11		23		44
Business restructuring charges	30		13		26
Other (income)/expenses	(3)		(5)		(7)
Total operating expenses	213		249		506
Operating loss	(32)		(51)		(91)
Other income/(expense):
Interest income/(expense) (net)	4		(36)		(35)
Loss from Continuing Operations before income taxes and minority interests	(28)		(87)		(126)
Income tax charge	(2)		(2)		48
Equity in net loss of affiliates	(1)		—		—
Minority interests	—		—		—
Loss from Continuing Operations	(31)		(89)		(78)
Discontinued Operations:
Income/(loss) from Discontinued Operations	1		(28)		(14)
Gain on sale of Discontinued Operations	—		209		209
Net (loss)/profit	(30)		92		117
Earnings per share—basic
Loss from Continuing Operations	(14.8	)p	(43.9	)p	(38.3	)p
Income from Discontinued Operations	0.4	p	(13.9	)p	(6.4	)p
Gain on sale of Discontinued Operations	—		103.5	p	102.1	p
Net (loss)/profit	(14.4	)p	45.7	p	57.4	p
Earnings per share—diluted
Loss from Continuing Operations	(14.8	)p	(41.7	)p	(37.9	)p
Income from Discontinued Operations	0.4	p	(13.2	)p	(6.3	)p
Gain on sale of Discontinued Operations	—		98.3	p	101.1	p
Net (loss)/profit	(14.4	)p	43.4	p	56.9	p

23. RECONCILIATION FROM UK GAAP TO IFRS

Restated Balance Sheet as at 1 April 2004

	UK GAAP	Presentational adjustments					Total
	as	IFRS 5					Effect of	Restated in
	previously	Discontinued	Other adjustments				transition	accordance
	reported*	operations	Note (1)	Note (2)	Note (3)	Note (4)	to IFRS	with IFRS
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Goodwill	436	(46)	—	—	—	—	(46)	390
Other intangible assets	—	—	7	—	—	—	7	7
Property, plant and equipment	148	(24)	—	—	—	—	(24)	124
Interests in associates	6	—	—	—	—	—	—	6
Available for sale investments	3	—	—	—	—	—	—	3
Trade and other receivables	5	—	—	—	—	—	—	5
	598	(70)	7	—	—	—	(63)	535
Current assets
Inventories	174	(29)	—	—	—	—	(29)	145
Trade and other receivables	388	(28)	—	—	—	—	(28)	360
Cash and cash equivalents	519	—	—	—	—	—	—	519
	1,081	(57)	—	—	—	—	(57)	1,024
Non-current assets classified as held for sale	—	127	—	—	—	—	127	127
TOTAL ASSETS	1,679	—	7	—	—	—	7	1,686
Current liabilities
Trade and other payables	(447)	34	—	—	—	(7)	27	(420)
Tax liabilities	(104)	—	—	—	—	—	—	(104)
Bank overdrafts and loans	(26)	—	—	—	—	—	—	(26)
	(577)	34	—	—	—	(7)	27	(550)
Non-current liabilities
Bank loans	(20)	—	—	—	—	—	—	(20)
Loan notes	(257)	—	—	—	—	—	—	(257)
Other payables	(6)	—	—	—	—	—	—	(6)
Retirement benefit obligations	(246)	16	—	—	(3)	—	13	(233)
Long-term provisions	(219)	—	—	1	—	—	1	(218)
Obligations under finance leases	(2)	—	—	—	—	—	—	(2)
	(750)	16	—	1	(3)	—	14	(736)
Liabilities directly associated with non-current assets classified as held for sale	—	(50)	—	—	—	—	(50)	(50)
TOTAL LIABILITIES	(1,327)	—	—	1	(3)	(7)	(9)	(1,336)
NET ASSETS	352	—	7	1	(3)	(7)	(2)	350
EQUITY
Share capital	50	—	—	—	—	—	—	50
Shares to be issued	25	—	—	4	—	—	4	29
Capital reserve	9	—	—	—	—	—	—	9
Capital reduction reserve	283	—	—	—	—	—	—	283
Retained earnings	(17)	—	7	(3)	(3)	(7)	(6)	(23)
Equity attributable to equity holders of parent company	350	—	7	1	(3)	(7)	(2)	348
Minority interest	2	—	—	—	—	—	—	2
TOTAL EQUITY	352	—	7	1	(3)	(7)	(2)	350

Notes:

The adjustments recorded on transition to IFRS above arise on the application of the following accounting standards:

(1)           IAS 38, Intangible assets.

(2)           IFRS 2, Share-based payments.

(3)           IAS 19, Employee benefits.

(4)           IAS 39, Financial instruments.

*              The Group’s UK GAAP financial statements have been reformatted to conform to the requirements of IAS 1, Presentation of Financial Statements. “Trade and other receivables” were previously reported under “Debtors”.

Restated Balance Sheet as at 31 March 2005

	UK GAAP as previously reported*	Opening balance sheet adjustments	Note (1)	Note (2)	Note (3)	Note (4)	Note (5)	Total effect of transition to IFRS	Restated in accordance with IFRS
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Goodwill	301	—	89	—	—	—	—	89	390
Other intangible assets	—	7	—	2	—	—	—	9	9
Property, plant and equipment	116	—	—	—	—	—	—	—	116
Interests in associates	3	—	—	—	—	—	—	—	3
Available for sale investments	5	—	—	—	—	—	—	—	5
Trade and other receivables	1	—	—	—	—	—	—	—	1
	426	7	89	2	—	—	—	98	524
Current assets
Inventories	162	—	—	—	—	—	—	—	162
Trade and other receivables	369	—	—	—	—	—	—	—	369
Tax receivables	22	—	—	—	—	—	—	—	22
Cash and cash equivalents	334	—	—	—	—	—	—	—	334
	887	—	—	—	—	—	—	—	887
TOTAL ASSETS	1,313	7	89	2	—	—	—	98	1,411
Current liabilities
Trade and other payables	(437)	(7)	—	—	—	—	7	—	(437)
Tax liabilities	(55)	—	—	—	—	—	—	—	(55)
Bank overdrafts and loans	(15)	—	—	—	—	—	—	—	(15)
	(507)	(7)	—	—	—	—	7	—	(507)
Non-current liabilities
Bank loans	(21)	—	—	—	—	—	—	—	(21)
Other payables	(6)	—	—	—	—	—	—	—	(6)
Retirement benefit obligations	(228)	(3)	—	—	—	1	—	(2)	(230)
Long-term provisions	(145)	1	—	—	(1)	—	—	—	(145)
Obligations under finance leases	(1)	—	—	—	—	—	—	—	(1)
	(401)	(2)	—	—	(1)	1	—	(2)	(403)
TOTAL LIABILITIES	(908)	(9)	—	—	(1)	1	7	(2)	(910)
NET ASSETS	405	(2)	89	2	(1)	1	7	96	501
EQUITY
Share capital	52	—	—	—	—	—	—	—	52
Share premium account	4	—	—	—	—	—	—	—	4
Shares to be issued	24	4	—	—	—	—	—	4	28
Capital reserve	9	—	—	—	—	—	—	—	9
Capital reduction reserve	186	—	—	—	—	—	—	—	186
Retained earnings	129	(6)	89	2	(1)	1	7	92	221
Equity attributable to equity holders of parent company	404	(2)	89	2	(1)	1	7	96	500
Minority interest	1	—	—	—	—	—	—	—	1
TOTAL EQUITY	405	(2)	89	2	(1)	1	7	96	501

Notes:

The adjustments recorded above as at 31 March 2005 arise on the application of the following accounting standards:

(1)           IFRS 3, Business combinations (Goodwill).

(2)           IAS 38, Intangible assets.

(3)           IFRS 2, Share Based Payments.

(4)           IAS 19, Employee Benefits.

(5)           IAS 39, Financial Instruments.

*              The Group’s UK GAAP financial statements have been reformatted to conform to the requirements of IAS 1, Presentation of Financial Statements. “Trade and other receivables” was previously reported under “Debtors”.

23. RECONCILIATION FROM UK GAAP TO IFRS

Restated Income Statement for the six months ended 30 September 2004

UK	Presentational	Total
GAAP as	adjustments	effect of	Restated in
previously	Discontinued	Other adjustments	transition	accordance
reported*	operations	Other	Note (1)	Note (2)	Note (3)	Note (4)	to IFRS	with IFRS
£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Revenue	661	(67)	—	—	—	—	—	(67)	594
Cost of sales	(454)	58	—	—	—	1	—	59	(395)
Gross profit	207	(9)	—	—	—	1	—	(8)	199
Other operating income	—	—	2	—	—	—	—	2	2
Selling and distribution expenses	(77)	5	—	—	—	—	—	5	(72)
Research and development costs	(96)	4	—	—	(1)	1	—	4	(92)
Administrative expenses	(97)	2	1	46	—	—	—	49	(48)
Restructuring costs	—	—	(3)	—	—	—	—	(3)	(3)
Loss from Operations	(63)	2	—	46	(1)	2	—	49	(14)
Gain on disposal of Discontinued Operations	103	(103)	—	—	—	—	—	(103)	—
Net interest	(3)	—	3	—	—	—	—	3	—
Investment income*	—	(1)	79	—	—	(2)	—	76	76
Finance costs*	(29)	1	(82)	—	—	—	7	(74)	(103)
Loss before tax	8	(101)	—	46	(1)	—	7	(49)	(41)
Tax	(19)	19	—	—	—	—	—	19	—
Profit after tax	(11)	(82)	—	46	(1)	—	7	(30)	(41)
Profit for the period from Discontinued Operations	—	84	—	(2)	—	—	—	82	82
Profit for the period	(11)	2	—	44	(1)	—	7	52	41
Basic and diluted earnings per share	(5.5	)p	20.3	p

Notes:

The adjustments recorded above for the six months ended 30 September 2004 arise on the application of the following accounting standards:

(1)           IFRS 3, Business combinations (Goodwill).

(2)           IAS 38, Intangible assets.

(3)           IAS 19, Employee Benefits.

(4)           IAS 39, Financial Instruments.

*              The Group’s UK GAAP financial statements have been reformatted to conform to the requirements of IAS 1, Presentation of Financial Statements. “Trade and other receivables” was previously reported under “Debtors”.

Restated Balance Sheet as at 30 September 2004

	UK GAAP as previously reported*	Opening balance sheet adjustments	Note (1)	Note (2)	Note (3)	Note (4)	Note (5)	Total effect of transition to IFRS	Restated in accordance with IFRS
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Goodwill	346	—	44	—	—	—	—	44	390
Other intangible assets	—	7	—	(1)	—	—	—	6	6
Property, plant & equipment	114	—	—	—	—	—	—	—	114
Interests in associates	5	—	—	—	—	—	—	—	5
Available for sale investments	3	—	—	—	—	—	—	—	3
Trade and other receivables	5	—	—	—	—	—	—	—	5
	473	7	44	(1)	—	—	—	50	523
Current assets
Inventories	156	—	—	—	—	—	—	—	156
Trade and other receivables	338	—	—	—	—	—	—	—	338
Cash and cash equivalents	374	—	—	—	—	—	—	—	374
	868	—	—	—	—	—	—	—	868
TOTAL ASSETS	1,341	7	44	(1)	—	—	—	50	1,391
Current liabilities
Trade and other payables	(409)	(7)	—	—	—	—	7	—	(409)
Tax liabilities	(114)	—	—	—	—	—	—	—	(114)
Bank overdrafts and loans	(16)	—	—	—	—	—	—	—	(16)
	(539)	(7)	—	—	—	—	7	—	(539)
Non-current liabilities
Bank loans	(21)	—	—	—	—	—	—	—	(21)
Other payables	(5)	—	—	—	—	—	—	—	(5)
Retirement benefit obligations	(241)	(3)	—	—	—	—	—	(3)	(244)
Long-term provisions	(180)	1	—	—	—	—	—	1	(179)
Obligations under finance leases	(2)	—	—	—	—	—	—	—	(2)
	(449)	(2)	—	—	—	—	—	(2)	(451)
TOTAL LIABILITIES	(988)	(9)	—	—	—	—	7	(2)	(990)
NET ASSETS	353	(2)	44	(1)	—	—	7	48	401
EQUITY
Share capital	51	—	—	—	—	—	—	—	51
Share premium account	2	—	—	—	—	—	—	—	2
Shares to be issued	27	4	—	—	(1)	—	—	3	30
Capital reserve	9	—	—	—	—	—	—	—	9
Capital reduction reserve	241	—	—	—	—	—	—	—	241
Retained earnings	21	(6)	44	(1)	1	—	7	45	66
Equity attributable to equity holders of parent company	351	(2)	44	(1)	—	—	7	48	399
Minority interest	2	—	—	—	—	—	—	—	2
TOTAL EQUITY	353	(2)	44	(1)	—	—	7	48	401

Notes:

The adjustments recorded above as at 30 September 2004 arise on the application of the following accounting standards:

(1)           IFRS 3, Business combinations (Goodwill).

(2)           IAS 38, Intangible assets.

(3)           IFRS 2, Share Based Payments.

(4)           IAS 39, Financial Instruments.

(5)           IAS 21, The Effects of Changes in Foreign Exchange Rates.

*              The Group’s UK GAAP financial statements have been reformatted to conform to the requirements of IAS 1, Presentation of Financial Statements. “Trade and other receivables” was previously reported under “Debtors”.

24. POST-BALANCE SHEET EVENTS

Subsequent to 30 September 2005, Marconi Corporation plc announced the proposed disposal of the majority of its telecommunications equipment and international services business to Ericsson for approximately £1,200 million. The Board further announced that it proposed to return approximately 275 pence per share to Shareholders in the first quarter of 2006 and proposed to change the name of the Company to telent plc. The full press release dated 25 October 2005 can be accessed at www.marconi.com.

We expect to distribute a Circular to Shareholders shortly that will outline details and further background to the proposals.

INDEPENDENT REVIEW REPORT TO MARCONI CORPORATION PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2005, which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and related notes 1 to 24. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority and the requirements of IAS 34 which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board. Accordingly, the interim report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” and the requirements of International Financial Reporting Standard 1, “First Time Adoption of International Financial Reporting Standards” relevant to interim reports. The accounting policies are consistent with those that the directors intend to use in the annual financial statements.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

Deloitte & Touche LLP

Chartered Accountants

Four Brindleyplace

Birmingham

B1 2HZ

25 November 2005”

PART VII

FURTHER INFORMATION ON THE RETURN OF CASH

AND THE RELATED SHARE CONSOLIDATION

A             THE RETURN OF CASH

1.             Conditions

The Return of Cash is conditional on:

(i)            the approval by Shareholders of Resolution 1 which is to be proposed at the EGM; and

(ii)           Master Closing taking place.

If either of the conditions is not satisfied, the Return of Cash will not take effect. The Company reserves the right not to implement the Return of Cash or to reduce the intended amount to be returned to Shareholders if circumstances change such that, in the opinion of the Board, the Return of Cash, or the intended amount to be returned to Shareholders, is no longer in the best interests of the Company.

2.             Timing and amount

The Return of Cash is expected to take place in the first quarter of 2006. The Board intends that the Return of Cash will be 275 pence per Ordinary Share broadly equivalent to the Marconi share price as at 5 August 2005, the last Business Day before Marconi confirmed it was in discussions with third parties about potential business combinations. The precise timing and the amount of the Return of Cash will be announced after Completion. At this time other relevant information will also be announced, including the record date for the Return of Cash and Share Consolidation and the date on which dealings in the New Ordinary Shares are expected to commence.

3.             Pensions Regulator

The Pensions Regulator has given clearance for the Return of Cash, such clearance conditional on Marconi (as described in paragraph 7 of the Chairman’s Letter) making a cash contribution of £185 million into the UK Pension Plan and putting £490 million in an escrow arrangement for the potential benefit of the UK Pension Plan.

B             THE SHARE CONSOLIDATION

1.             Conditions

The Share Consolidation is conditional on the approval by Shareholders of Resolution 5. This resolution is conditional on the Return of Cash being implemented and on the New Ordinary Shares being admitted to the Official List by the UK Listing Authority and being admitted to trading by the London Stock Exchange.

2.             Share capital

Following the Share Consolidation taking effect, the authorised share capital of the Company will comprise new ordinary shares of 87.5 pence each and, assuming no further shares are issued between the date of this letter and the Share Consolidation taking effect, the issued share capital will comprise 60,013,155 ordinary shares of 87.5 pence each.

3.             Share rights

The New Ordinary Shares will have the same rights, including voting and dividend rights as the Existing Ordinary Shares.

4.             Fractions

The proposed Share Consolidation will give rise to fractions of New Ordinary Shares if your holding of Existing Ordinary Shares is not exactly divisible by seven at the time the proposed Share Consolidation takes effect. The number of New Ordinary Shares held by you after the proposed Share Consolidation will be rounded down to the nearest whole number.

Any fractions of New Ordinary Shares which remain after the Share Consolidation will be aggregated and sold in the market on behalf of relevant Shareholders. The cash proceeds of such sale will be distributed to Shareholders in proportion to their fractional entitlements under the proposed Share Consolidation. Neither the Company nor any other person will be responsible for any loss arising from the terms or the timing of such sale or any failure to procure a purchaser for such shares.

All cash payments will be made in pounds sterling by a cheque drawn on a UK clearing bank which will be posted to you at your own risk.

5.             Shareholders who hold a share certificate

Following the proposed Share Consolidation taking effect, share certificates in respect of the Existing Ordinary Shares will cease to be valid. Until definitive share certificates in respect of New Ordinary Shares are despatched, no temporary documents of title will be issued and transfers of shares held in certificated form will be certified against the register of members. It is expected that new share certificates will be despatched at the risk of Shareholders shortly after the Return of Cash.

6.             Shareholders who hold their shares in CREST

If you hold your Existing Ordinary shares in CREST, your CREST account will be adjusted to reflect your entitlement to New Ordinary Shares. This is expected to take place shortly after the Return of Cash.

7.             Shareholders who hold their shares in the corporate nominee account

If you hold your Existing Ordinary Shares in the corporate nominee account operated by Computershare Investor Services PLC, your New Ordinary Shares will be automatically held in the nominee account. You will be sent a statement showing the number of New Ordinary Shares held on your behalf. It is expected that statements will be despatched shortly after the Return of Cash.

8.             Holders of American Depositary Receipts (ADRs)

If the Return of Cash takes place prior to the Depositary selling the Ordinary Shares underlying the ADR program, the Depositary will receive New Ordinary Shares in exchange for the Existing Ordinary Shares it holds according to the ratio described in this document. As of the date of this document, each ADS represents two Ordinary Shares. As a consequence of the Share Consolidation, if approved, seven ADSs will represent four New Ordinary Shares. The number of ADRs held by each ADR holder and the number of ADSs represented by each ADR will not be affected by the Share Consolidation. However, the Share Consolidation will affect the number of Ordinary Shares represented by each ADS, which may affect the value of a holding of ADRs.

As a consequence of the termination of the ADR program, after 1 March 2006, the Depositary will sell the Ordinary Shares it holds in connection with the ADR program and will hold the proceeds for the benefit of the ADR holders. If such shares are sold before the Return of Cash, the Depositary will not receive any New Ordinary Shares.

ADR holders should refer to Section B of Part VIII of this document for information on exchanging a holding of ADRs for Ordinary Shares.

9.             Warrants

The Board has concluded that the Return of Cash should be reflected in the number of New Ordinary Shares issuable on the exercise of a Warrant. The Board has been advised by JP Morgan Cazenove that, since the purpose of the Share Consolidation, amongst other things, is to ensure that (subject to normal market movements) the market price of each New Ordinary Share is approximately the same as the market price of each Existing Ordinary Share, the value of the Warrants after the Return of Cash would be preserved if the current specified number of Ordinary Shares issuable on exercise remained the same following the Return of Cash and the Share Consolidation.  This will mean that a Warrantholder will require the same number of Warrants to subscribe for one New Ordinary Share (which is expected to have approximately the same market price as an Existing Ordinary Share) as are currently required to subscribe for one Existing Ordinary Share.

Each Warrant will therefore entitle its holder to subscribe for one fifth of a New Ordinary Share at the subscription price of £1.50.  On the exercise of a Warrant, if a Warrantholder’s entitlement does not equate to a whole number of New Ordinary Shares, the entitlement will be rounded down to the nearest whole number to exclude fractions.  It will therefore continue to be necessary to exercise five Warrants, at an aggregate cost of £7.50, to subscribe for one New Ordinary Share.

PART VIII

FURTHER INFORMATION ON THE DISPOSAL AND OTHER MATTERS

A.            PRINCIPAL TERMS OF THE DISPOSAL

Memorandum of Agreement

Marconi and Ericsson have entered into the Memorandum of Agreement as an overall agreement to govern the Disposal. Subject to the terms and conditions of the Memorandum of Agreement, the Group will sell to Ericsson and its subsidiaries certain of the Group’s businesses, the Group’s interests in joint venture companies and certain subsidiaries in the USA and China (but excluding any intra-group indebtedness due to or from any member of the Group) (the “Transactions”).

The Memorandum of Agreement provides for the entering into of specific agreements necessary to effect the envisaged Transactions in each relevant jurisdiction. In the case of a sale and purchase of a business, the agreement will take substantially the form set out in the “Master Asset Purchase Agreement” and, in relation to a sale and purchase of shares, the agreement will substantially take the form set out in the “Master Share Purchase Agreement”, both of which are contained in the Memorandum of Agreement. Completion of these agreements will take place either at Master Closing or Local Closing.

Consideration

The overall consideration for the Disposal is approximately £1,200 million, which may be subject to adjustment, either upwards or downwards in accordance with the completion accounts mechanism, on a case by case basis following a review of the trial balance sheets from which the consideration is to be calculated for each of the businesses and companies which are to be sold pursuant to the Transactions in accordance with the provisions of the Memorandum of Agreement.

Master Closing

Agreements to effect the transfer of businesses of the Group in Italy, Germany, the United Kingdom and the United States will be closed as soon as reasonably practicable following 31 December 2005 and will, in any case, be effective from 1 January 2006 (such closing to be known as “Master Closing”).

Master Closing is conditional upon:

(a)           the approval of Marconi’s Shareholders;

(b)           to the extent that any of the Transactions constitutes a concentration with a Community dimension for the purposes of Council Regulation (EC) No. 139/2004, the European Commission declaring, in terms satisfactory to Ericsson, that the concentration is compatible with the common market, and, in the event that any of the Transactions is referred to the competent authorities of one or more Member States, each such competent authority having taken or been deemed to have taken a decision with equivalent effect with respect to the part of such Transaction which is referred to it and the European Commission having taken or been deemed to have taken an equivalent decision with respect to any part of such Transaction not referred to a competent authority;

(c)           compliance with the filing requirements and applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and related regulations;

(d)           the unconditional approval of the competition authorities in South Africa under the terms of the South African Competition Act, No. 89 of 1998;

(e)           the obtaining of any other merger control consents or approvals which are, in the reasonable opinion of Ericsson, necessary or appropriate for the purposes of closing the Transactions in Italy, Germany, the United Kingdom and the United States;

(f)            the obtaining of all other statutory or regulatory approvals and consents which are necessary or appropriate for the purposes of closing the Transactions in Italy, Germany, the United Kingdom and the United States; and

(g)           Marconi and Ericsson having fulfilled their respective legal obligations to inform, consult and obtain advice from trade unions, works councils and other relevant employee representative bodies, organisations and authorities with respect to the Transactions in Italy, Germany, the United Kingdom and the United States.

Ericsson may waive any of the conditions to Master Closing (either in whole or in part) other than those listed at (a), (b), (c), (d) and (g).

Where, despite the reasonable endeavours of both Marconi and Ericsson, these conditions are not satisfied by 31 March 2006, all provisions of the Memorandum of Agreement will lapse and cease to have effect. Those rights and liabilities accrued before termination will continue to subsist.

Local Closing

Agreements to effect the transfer of businesses of or shares in companies which are incorporated in a jurisdiction other than Italy, Germany, the United Kingdom and the United States will, in each case, be closed on or after Master Closing and will, subject to the provisions of the Memorandum of Agreement, be effective from 1 January 2006 (such closing to be known as “Local Closing”). No Local Closing can take place if Master Closing does not take place.

Local Closing of each Transaction will be conditional upon:

(a)           to the extent that, in the reasonable opinion of Ericsson, any merger control consents or approvals are necessary or appropriate for the purposes of closing that Transaction, all necessary notifications or filings have been made, all appropriate waiting periods having expired, lapsed or been terminated and all such clearances or approvals being granted (or being deemed in accordance with the relevant law to have been granted) by the relevant authority in terms satisfactory to Ericsson;

(b)           the obtaining of all other statutory and regulatory approvals and consents which are necessary or appropriate for the purposes of closing that Transaction; and

(c)           Marconi and Ericsson, together with their respective subsidiaries, having fulfilled their legal obligations to inform, consult and obtain advice from trade unions, works councils and other relevant employee representative bodies, organisations and authorities with respect to that Transaction.

Ericsson may waive any of the above conditions to Local Closing (either in whole or in part) other than that listed at (c).

Where, despite the reasonable endeavours of both Marconi and Ericsson, these conditions are not satisfied by 31 December 2006 (or, in the case of China, 31 March 2007), then the relevant Transaction will lapse and cease to have effect.

Warranties and Indemnities given by Marconi

The Memorandum of Agreement contains an acknowledgement from each of Marconi and Ericsson to the other that in entering into the Memorandum of Agreement, it has not relied on any express or implied covenant, warranty, representation, guarantee, promise, inducement, indemnity or undertaking, and save in respect of fraud will not found a claim or objection against the other in respect of such matters other than as set out in the Memorandum of Agreement or agreements entered into to effect the Transactions.

Marconi has agreed to indemnify Ericsson against any losses arising as a result of (i) liabilities which Ericsson assumes by operation of law which contractually Ericsson has not agreed to assume, and (ii) any delay or inability to obtain the release of any guarantee given by a member of the Group which transfers to Ericsson to a counterparty in respect of an obligation to be performed by Marconi or a member of the Continuing Group.

The indemnities given by Marconi are without limit in time and are not subject to a maximum amount for which it is liable. Marconi shall not, however, be liable under any indemnity to the extent that Ericsson is otherwise compensated for such loss.

IP Rights

All of the Group’s intellectual property rights will be transferred to Ericsson and various nominated subsidiaries of Ericsson other than intellectual property which relates exclusively to the business of the Continuing Group and which is being retained under the terms of the Memorandum of Agreement. At the same time, Marconi will enter into a licence agreement with Ericsson under which the Continuing Group will have the right to use certain transferred intellectual property for the purposes of operating certain aspects of its retained business on a royalty free basis.

Performance Bonds and Other Guarantees

Prior to Master Closing or, as the case may be, a Local Closing, each of Marconi and Ericsson will use its reasonable endeavours to obtain the release on Master Closing or, as the case may be, a Local Closing of Marconi and any member of the Continuing Group from certain bonds and guarantees entered into by Marconi or any member of the Continuing Group that, as a result of the Transactions, relate to an obligation arising under a commercial contract which, in accordance with the Memorandum of Agreement, is to be performed by Ericsson or an Ericsson subsidiary and to offer to the holder of such bond or guarantee a new bond or guarantee in respect of Ericsson’s or the Ericsson subsidiary’s performance from Master Closing or, as the case may be, Local Closing. Where a release cannot be obtained, and pending such release, Ericsson will indemnify Marconi or such member of the Continuing Group, as appropriate, against any losses arising through a claim under such a bond or guarantee in respect of the performance or non-performance of the relevant commercial contract by Ericsson or an Ericsson subsidiary after Master Closing or, as the case may be, a Local Closing.

The indemnities given by Ericsson will remain in force until the expiry or release of the relevant bond or guarantee.

Mutual Co-operation

Ericsson and Marconi have agreed to establish a steering committee comprising three representatives from Ericsson and three representatives from Marconi who will oversee the Disposal. Ericsson and Marconi have also agreed to establish integration teams comprising representatives of both Ericsson and Marconi who will work together to achieve the implementation of the Transactions.

Until Master Closing or, as the case may be, a Local Closing, Marconi will continue to run the businesses of the Group but has agreed to consult with the steering committee in relation to any matter which it considers to be material to its business or which is outside the ordinary course of business of Marconi or a member of the Group which may, in Marconi’s opinion, impact on a Transaction or relates to a business which is the subject of a Transaction.

Future Business Relations

Marconi and Ericsson intend to enter into a services partner agreement at Master Closing whereby Marconi and members of the Continuing Group will provide certain services to Ericsson, and/or its subsidiaries and/or the Disposed Business.

Sale of Shares

An agreement substantially in the form of the Master Share Purchase Agreement will be used to effect those Transactions which involve the sale and purchase of shares. The agreement’s provisions will achieve the transfer of shares in a relevant Group company or, as the case may be, a relevant joint venture company (a “Transferred Entity”) from Marconi or, as the case may be, another member of the Group (the “Seller”) to Ericsson or, as the case may be, another member of the Ericsson group (the “Purchaser”).

In the case of a Transaction involving the sale of shares, on or prior to closing of that Transaction, Marconi has agreed to use its reasonable endeavours to repay, release, discharge or settle (i) any intra-group receivables and payables due to or from a member of the Group from or to the relevant Transferred Entity or its subsidiary undertakings, and (ii) any financial indebtedness due from a Transferred Entity or its subsidiary to any third party unless otherwise agreed between the parties. To the extent that such intra-group receivables and payables or third party financial indebtedness are not repaid, released, discharged or settled prior to closing of that Transaction, the net aggregate amount of any such outstanding indebtedness shall be taken into account in calculating the amount of the consideration.

Save for the cost of stamp duty and any other registration taxes (which will be borne by the party that is liable to pay the same under the laws of the relevant jurisdiction or, notwithstanding liability, by Ericsson where it is customary in the jurisdiction to pay the same), the Seller and Purchaser will be responsible for paying their own costs and expenses incurred in entering into and completing the transfer.

Sale of a Business

An agreement substantially in the form of the Master Asset Purchase Agreement will be used to effect those Transactions which involve the sale and purchase of a business. The agreement’s provisions will achieve the transfer of the goodwill and all of the assets of a Group business in so far as they are to be acquired under the terms of the Memorandum of

Agreement (“Transferred Business”) by a Seller to a Purchaser as well as the assumption by the Purchaser of all of the liabilities of the Transferred Business in so far as they are to be acquired under the terms of the Memorandum of Agreement.

Under the terms of the agreement, the sale of a Transferred Business shall be effective from 1 January 2006 (except in the case of a Transaction in respect of which Local Closing has not taken place before the availability of a provisional balance sheet in accordance with the terms of the Memorandum of Agreement, in which case such sale shall be effective from 1 April 2006, 1 July 2006 or 1 October 2006 as determined by the terms of the Memorandum of Agreement) and the Seller shall be deemed to have been carrying on the Transferred Business since that date as agent for the Purchaser. Subject to the terms of the Memorandum of Agreement, the Purchaser will pay, satisfy and discharge all of the assumed liabilities outstanding on, or accrued up to and including, or which are incurred after 1 January 2006 (or 1 April 2006, 1 July 2006 or 1 October 2006 as relevant) and will have the benefit of each of the assumed assets from 1 January 2006 (or 1 April 2006, 1 July 2006 or 1 October 2006 as relevant).

The Seller and the Purchaser will use all reasonable endeavours to procure the novation or assignment of all contracts entered into or orders made before the date of closing of the Transaction in connection with the Transferred Business which remain (in whole or in part) to be performed at the date of such closing in so far as they are to be acquired under the terms of the Memorandum of Agreement.

B.            SUMMARY OF THE STEPS REQUIRED FOR THE COMPANY’S DE-LISTING FROM NASDAQ, TERMINATION OF ITS ADR PROGRAM, REMOVING FROM REGISTRATION THE ORDINARY SHARES REGISTERED UNDER THE WARRANT REGISTRATION STATEMENT AND DE-REGISTRATION FROM THE SEC

(1)           All future dates in this Section B are indicative and subject to change.

The Company has concluded that de-listing from NASDAQ, termination of its ADR program, removing from registration the Ordinary Shares registered under the Warrant Registration Statement that are unissued, de-registration from the SEC and the proposed amendments to the Articles of Association are in the best interests of the Company and the Shareholders as a whole.

De-listing from NASDAQ

The Company can de-list by sending a written notice to NASDAQ at least two weeks prior to the proposed effective de-listing date. It is intended that the Company’s de-listing will be effective at the end of 2005.

The ADRs will no longer be quoted on NASDAQ once de-listing is effective. Investors are cautioned that, following de-listing, no organised trading market is expected to develop for Ordinary Shares in the US and that, therefore, trading of them within the US is likely to be extremely limited.

Termination of the ADR program

On 25 October 2005, the Company announced its intention to terminate its ADR program and instructed the Depositary to terminate the program effective as of 31 December 2005.

On 31 October 2005, the Company and the Depositary agreed to amend the Deposit Agreement, under which the ADR program operates, to require the Depositary to (i) sell the Ordinary Shares underlying the ADRs promptly after the expiration of 60 days following the termination of the Deposit Agreement and (ii) pay through to ADR holders any cash dividend received by the Depositary between termination of the Deposit Agreement and the sale by the Depositary of the Ordinary Shares that underlie the ADR program.

On 31 October 2005, the Depositary, at the Company’s request, filed a post-effective amendment to Form F-6 with the SEC to de-register all remaining Ordinary Shares previously registered. The Depositary, at the Company’s direction, has given notice to ADR holders of the termination of the Deposit Agreement indicating that termination of the ADR program will become effective on 31 December 2005. Until termination is effective and for 60 days thereafter, ADR holders will be permitted to exchange their ADRs for Ordinary Shares. After 1 March 2006, 60 days after termination, the Depositary will promptly sell any remaining Ordinary Shares. The Depositary will not segregate the net proceeds it keeps for one ADR holder from the proceeds for any other ADR holder and is not required to invest these net proceeds or collect interest on them for the ADR holders’ benefit. The proceeds of such sale (net of any fees, applicable taxes or governmental charges) will be transferred to ADR holders who hold ADRs at the end of the 60 day period pro rata according to their ADR holding. Each ADR holder will receive such funds once he or she has surrendered his or her ADRs to the Depositary.

ADR holders who surrender their ADRs to the Depositary for delivery of Ordinary Shares after the date of the Share Consolidation, if approved, should recognise that every seven ADSs will entitle the holder, upon compliance with the terms of the Deposit Agreement, including payment of fees and any applicable taxes and governmental charges, to receive delivery of four New Ordinary Shares. The number of New Ordinary Shares ADR holders receive in respect of ADRs surrendered to the Depositary will be rounded down to the nearest whole number. Any fractional share entitlements will be paid out in cash by the Depositary, in the Depositary’s discretion, either based on the market price at the time of the surrender or after it has aggregated a sufficient number of fractional entitlements to permit the fractional entitlements to be sold in the market on a reasonable commercial basis. If cash payment is deferred until after a sale of aggregate fractions, the cash proceeds of such sale (net of expenses and any applicable taxes) will be distributed to ADR holders in proportion to their fractional entitlements. None of the Company, the Depositary or any other person will be responsible for any loss arising from the terms or the timing of such sale or any failure to procure a purchaser for such shares. All cash payments will be made in US dollars by a cheque drawn on a US bank, which will be posted to the relevant ADR holders at their own risk.

Persons holding ADRs through brokers, banks or other nominees should consult with them regarding compliance with the procedures for surrendering their ADRs in exchange for New Ordinary Shares or cash.

ADR holders are advised that, unlike existing ADSs, all future cash payments in respect of the Ordinary Shares will be paid in pounds sterling. The Ordinary Shares will not be serviced by a US transfer agent and persons wishing to transfer their Ordinary Shares will need to comply with applicable UK registration requirements. Any enquiries, including enquiries with respect to such registration requirements, will need to be referred to the Registrars.

Removing from registration the Ordinary Shares registered under the Warrant Registration Statement

The Company intends to file a post-effective amendment to its Warrant Registration Statement which will have the effect of removing from registration those Ordinary Shares that remain unissued. The Company expects this amendment to be effective at the end of March 2006. Once the post-effective amendment is effective, Warrantholders in the United States will not be able to exercise the Warrants they hold in exchange for Ordinary Shares. However, such Warrantholders will continue to be able to sell their Warrants outside the US pursuant to Regulation S of the Securities Act. The Warrants exercised by persons outside the United States or non-US persons (as defined in Regulation S of the Securities Act) will not be affected by the post-effective amendment.

De-registration from the SEC

The Company intends to de-register from the SEC which will terminate its ongoing reporting obligations under the Securities Exchange Act.

An application for de-registration from the SEC may only be made when the number of US Shareholders holding Ordinary Shares (including through nominees or depositaries) is less than 300. If the number of US Shareholders is less than 300, the Company can file a Form 15 with the SEC, which is an application to de-register from the SEC. Filing a Form 15 immediately suspends the Company’s reporting obligations to the SEC. Following receipt of a Form 15, the SEC provides notice of the filing and provides an opportunity for a hearing. The de-registration process must be completed within 90 days of the filing of a Form 15, at which point the de-registration becomes final and effective.

Because the Ordinary Shares are presently registered with the SEC pursuant to the Securities Exchange Act, Marconi is subject to the Securities Exchange Act’s reporting obligations. Marconi presently files with the SEC an annual report on Form 20-F and submits to the SEC certain reports on Form 6-K in compliance with these reporting obligations. The Company will continue to file with and submit to the SEC these same reports, unless and until its obligations to do so are suspended or cease. After such de-registration and for so long as the Company remains de-registered, Marconi will be exempt from these reporting requirements and will no longer file any reports with the SEC.

Amendment to Articles of Association

Assuming Shareholders approve Resolution 4, the Board will be entitled to serve notices on Shareholders or other persons appearing to the Company to have an interest in any Ordinary Shares requiring them to provide information to the Company relating to the ownership of such Ordinary Shares or to show that such Ordinary Shares are not held by or for a US Shareholder. In addition, US Shareholders will be required to notify the Company of all Ordinary Shares held by them. The Company will maintain a register of persons whom the Board considers to be US Shareholders. Shareholders will be notified if their name has been added to, or removed from, that register of US Shareholders.

The Board may give notice to any US Shareholder requiring that he or she sell his or her Ordinary Shares to a non-US person within 21 days. If such notice is not complied with, the Company may sell or procure the sale, on behalf of such US Shareholders, of the Ordinary Shares to which the notice relates. The proceeds of such sale will be paid to the holder of the Ordinary Shares so sold (after deduction of any costs of sale) upon surrender by the holder of any share certificate in respect of such Ordinary Shares.

The Board’s power to require the transfer of shares will only apply to US Shareholders who own Ordinary Shares whether directly or beneficially.

Assuming the Articles are amended as proposed, the compulsory transfer powers may be exercised from time to time. However, the Company is not currently intending to exercise the power prior to the Return of Cash.

Thereafter, the Board, if necessary, intends from time to time to require Ordinary Shares to be sold under the procedures described above in order to be satisfied that, as required, the number of US Shareholders remains below 300. Subject to legal, fiduciary and regulatory requirements and costs, the Board may take account of the relative size of the holdings of US Shareholders and apply the power first to those US Shareholders with the smallest holdings of Ordinary Shares.

US Shareholders should be aware that the price at which the Ordinary Shares may be sold pursuant to the compulsory transfer provisions may be lower or higher than the market value of the Ordinary Shares at the date of this document.

In addition, the Company is proposing to amend its Articles of Association to provide for English governing law, arbitration and jurisdiction clauses with a view to reducing the exposure of the Company and the Board to shareholder litigation outside England and to clarifying the governing law of the Articles as English law.

C.            PROPOSED AMENDMENTS TO THE RULES OF THE SHARE PLANS

Where participants in the Share Plans already have options which are exercisable, if such options are exercised and Ordinary Shares are issued to them prior to the implementation of the Return of Cash then such option holders will be able to participate in the Return of Cash, if it is approved, in the same way as other Shareholders.

Under the rules of the Share Plans, on a variation in the share capital of Marconi, the Remuneration Committee may adjust the number of shares subject to the option in such manner as it considers appropriate, subject to obtaining confirmation from the auditors of the Company that the adjustment is fair and reasonable and, in the case of the Sharesave Plan, to obtaining the approval of HM Revenue and Customs.

The rules of the Share Option Schemes allow for a vesting of some or all outstanding options in the event of a change of control of Marconi. However, the structure of the transaction, while transferring control of the majority of Marconi’s assets to Ericsson, and through the Return of Cash providing Shareholders with value resulting from that disposal, does not allow for the vesting of any outstanding options. The remaining unvested options under the Share Option Schemes are subject to a performance target of Marconi achieving a market capitalisation target of £1,500 million. The measurement of market capitalisation for the purposes of the rules of the Share Option Schemes does not currently take account of any return of value to Shareholders and it is therefore proposed to amend the method by which it is calculated to aggregate any returns of value with the actual market capitalisation at the relevant time.

One consequence of the Share Consolidation is that the reduction in the number of shares in telent plc’s issued share capital will mean that the limits over the number of shares over which options can be granted under the Sharesave Plan (but not the Share Option Schemes) will be reduced. This is due to the fact that the rules calculate the limit by reference to the Company’s issued share capital from time to time and existing options have been granted by reference to the original limits based on the share capital prior to the Share Consolidation. It is therefore intended that these limits will be adjusted so that the capacity to grant further options is preserved to the extent that it existed prior to the Share Consolidation.

In order to recognise the value delivered to Shareholders through the Disposal, and to maintain the Share Plans as an appropriate incentive:

1.             Following the Share Consolidation, the Remuneration Committee intends, if required, to make an appropriate adjustment to the number of shares under option to maintain the option’s value.

2.             Approval of Shareholders is sought:

(i)            to amend the measurement of the market capitalisation achieved within the rules of the Share Option Schemes to which the remaining unvested options are subject, to reflect the Return of Cash and any subsequent return of value together with the timing of such returns;

(ii)           to amend the provisions regarding adjustment of options so that confirmation of any adjustment can be obtained by the Remuneration Committee from any firm of chartered accountants or investment bank and need not be given by the Company’s auditors who, to ensure their independence, can no longer provide confirmations of this kind; and

(iii)          to amend the limits on the granting of new options so that the headroom for granting further options is not affected by the Share Consolidation.

Participants in the Sharesave Plan who remain with telent will be able to continue saving and retain their options. Other participants who cease to be employed by the Marconi Group as a result of their business or employing company being transferred to Ericsson will have six months in which to exercise their options, to the extent of their savings at the exercise date. Alternatively they can either withdraw their savings or continue to save until the savings contract matures, but in each case will lose the right to exercise their options.

PART IX

TAX CONSIDERATIONS

A.            UNITED KINGDOM TAXATION

The following paragraphs are intended as a general guide only and are based on current UK tax law and HM Revenue and Customs practice as at the date of this document. They relate only to certain limited aspects of the UK taxation treatment of the Return of Cash and the Share Consolidation for Shareholders who (except where otherwise indicated) are resident or ordinarily resident in the UK for tax purposes, who are the absolute beneficial owners of their Ordinary Shares and who hold them as investments. Certain Shareholders, such as dealers in securities, insurance companies, collective investment schemes and persons who have acquired their Ordinary Shares by reason of their or another’s employment, may be taxed differently and are not considered.

Shareholders who are in any doubt about their tax position, or who are subject to tax in a jurisdiction other than the UK, should consult their own appropriate independent professional advisers without delay.

Return of Cash

The UK tax treatment of the Return of Cash will generally be the same as the tax treatment of other dividends paid by the Company on its Ordinary Shares.

The Company is not required to withhold tax at source on any dividends it pays to Shareholders.

UK resident Shareholders

A UK resident individual Shareholder who receives the Return of Cash from the Company will generally be entitled to a tax credit in respect of that dividend, currently equal to one-ninth of the cash dividend received or 10% of the aggregate of the cash dividend received and the related tax credit (the “gross dividend”). The individual is treated as receiving for tax purposes gross income equal to the cash dividend and tax credit. The related tax credit can be set against the individual Shareholder’s total liability to income tax (if any) on the dividend.

A UK resident individual Shareholder who (taking into account the Return of Cash) is liable to income tax at no more than the basic rate will be subject to income tax on the Return of Cash at the dividend ordinary rate (currently 10%). Accordingly, the tax credit will satisfy in full that Shareholder’s liability to income tax on the dividend received. For example, a cash dividend of £90 would carry a tax credit of £10, giving a gross dividend of £100. The tax liability would be £10 (£100 at 10%) which for such a Shareholder is satisfied in full by the tax credit.

A UK resident individual Shareholder who (taking into account the Return of Cash) is liable to income tax at the higher rate will be liable to tax on the Return of Cash at the rate of 32.5% on the gross dividend to the extent that the gross dividend, where treated as the top slice of that Shareholder’s income, falls above the threshold for higher rate income tax. The related tax credit will therefore not fully satisfy that Shareholder’s liability to income tax on the gross dividend and the Shareholder will have to account for additional tax equal to 22.5% of the gross dividend or 25% of the cash dividend received. In the above example, the tax liability on the gross dividend (£100) would be £32.50. Credit is given for the tax credit (£10), giving a further net liability of £22.50. This represents 22.5% of the gross dividend or 25% of the cash dividend received.

UK resident corporate Shareholders will generally not be liable to corporation tax in respect of the Return of Cash.

UK resident Shareholders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim payment of the tax credit in respect of the Return of Cash.

Non-UK resident Shareholders

The right of a Shareholder who is not resident in the UK for tax purposes to claim payment from HM Revenue and Customs of any part of the tax credit attaching to the Return of Cash will depend upon the existence and the terms of an applicable double tax treaty between the UK and the country in which the Shareholder is resident.

Shareholders who are not resident in the UK for tax purposes may be subject to foreign tax on dividend income under local law and should consult their own tax advisers concerning their liability to tax on dividends received from the Company.

Section 703 of ICTA

Under the provisions of section 703 of the Income and Corporation Taxes Act 1988 (“ICTA”), HM Revenue and Customs can, in certain circumstances, counteract tax advantages arising in relation to certain transactions in securities if the transactions have as their main object, or one of their main objects, to enable such advantages to be obtained. The Company has sought no clearance on behalf of Shareholders in respect of the Return of Cash in relation to the applicability of section 703

ICTA as these provisions should not generally affect the taxation treatment of Shareholders holding Ordinary Shares who receive the Return of Cash.

Share Consolidation

It is expected that for the purposes of UK tax on chargeable gains the Share Consolidation will be treated as follows:

(a)           the New Ordinary Shares arising from the Share Consolidation will result from a reorganisation of the share capital of the Company. Accordingly, to the extent that a Shareholder receives New Ordinary Shares, the Shareholder will not generally be treated as making a disposal of all or part of his or her holding of Existing Ordinary Shares by reason of the Share Consolidation being implemented, and the New Ordinary Shares which replace the Shareholder’s holding of Existing Ordinary Shares (the “new holding”) as a result of the Share Consolidation will be treated as the same asset acquired at the same time as the Shareholder’s holding of Existing Ordinary Shares was acquired;

(b)           to the extent that a Shareholder receives cash by virtue of a sale on his or her behalf of any New Ordinary Shares to which he or she has a fractional entitlement, the Shareholder should not, in accordance with HM Revenue and Customs practice, be treated as making a part disposal of his or her holding of Existing Ordinary Shares, the proceeds instead being deducted from the base cost of the Shareholder’s new holding. If those proceeds exceed that base cost, however, or if a Shareholder holds fewer than four Existing Ordinary Shares and so is not entitled to any New Ordinary Shares on the Share Consolidation, the Shareholder will be treated as disposing of part or all of his or her Existing Ordinary Shares and may, depending on his or her circumstances, be subject to tax on the amount of any chargeable gain thereby realised; and

(c)           on a subsequent disposal of the whole or part of the New Ordinary Shares comprised in his or her new holding, a Shareholder may, depending on his or her circumstances, be subject to tax on the amount of any chargeable gain realised.

UK stamp duty and stamp duty reserve tax consequences of termination of ADR program

A United Kingdom stamp duty liability of £5 per instrument of transfer (regardless of the number of Ordinary Shares transferred by that instrument) will arise on distribution of the Ordinary Shares by the Depositary to the relevant holder of ADSs. Such stamp duty will be payable by the relevant ADS holders.

Transfers on sale of Ordinary Shares after termination of the ADR program will generally be subject to United Kingdom stamp duty at the rate of 0.5% of the consideration given for the transfer. The purchaser will normally pay such stamp duty.

In addition, an agreement to transfer Ordinary Shares after termination of the ADR program will normally give rise to a charge to stamp duty reserve tax at a rate of 0.5% of the consideration given for the transfer. If an instrument of transfer, which is executed pursuant to such an agreement and which transfers the relevant Ordinary Shares to the purchaser under that agreement, is duly stamped and produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the condition is satisfied), any stamp duty reserve tax paid is repayable, generally with interest, and otherwise the stamp duty reserve tax charge is cancelled. Stamp duty reserve tax is generally payable by the purchaser.

Paperless transfers of Ordinary Shares within the CREST system will generally be liable to stamp duty reserve tax, rather than stamp duty, at the rate of 0.5% of the consideration payable under the relevant agreement to transfer the shares. CREST is obliged to collect stamp duty reserve tax on relevant transactions settled within the CREST system. Deposits of Ordinary Shares into CREST will not generally be subject to stamp duty reserve tax unless the transfer into CREST is itself made for consideration.

UK stamp duty and stamp duty reserve tax consequences of the compulsory transfer

Transfers on sale of Ordinary Shares pursuant to the compulsory transfer provisions described above in Section B of Part VIII of this document will generally be subject to United Kingdom stamp duty at the rate of 0.5% of the consideration given for the transfer. The purchaser will normally pay such stamp duty.

In addition, an agreement to transfer Ordinary Shares entered into by or on behalf of a Shareholder pursuant to the compulsory transfer provisions described above will normally give rise to a charge to stamp duty reserve tax at a rate of 0.5% of the consideration given for the transfer. If an instrument of transfer, which is executed pursuant to such an agreement and which transfers the relevant Ordinary Shares to the purchaser under that agreement, is duly stamped and produced within six years of the date on which the agreement is made, any stamp duty reserve tax paid is repayable, generally with interest, and otherwise the stamp duty reserve tax charge is cancelled. Stamp duty reserve tax is generally payable by the purchaser.

Paperless transfers of Ordinary Shares within the CREST system will generally be liable to stamp duty reserve tax, rather than stamp duty, at the rate of 0.5% of the consideration payable under the relevant agreement to transfer the shares. CREST is obliged to collect stamp duty reserve tax on relevant transactions settled within the CREST system.

B.            UNITED STATES FEDERAL INCOME TAXATION

This disclosure is limited to the US federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the US federal tax treatment of the Return of Cash, Share Consolidation and termination of the ADR program. This tax disclosure was written in connection with the Return of Cash, Share Consolidation and termination of the ADR program by Marconi and it cannot be used by any holder for the purpose of avoiding penalties that may be asserted against the holder under the Internal Revenue Code. Holders should seek their own advice based on their particular circumstances from an independent tax advisor.

The following is a discussion of certain US federal income tax consequences of the Return of Cash, Share Consolidation and termination of the ADR program to US Holders (as defined below), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person. This discussion does not address US state, local and non-US tax consequences. The discussion applies only to US Holders who hold Existing Ordinary Shares or ADSs as capital assets for US federal income tax purposes, and it does not address special classes of holders, such as:

•                  certain financial institutions;

•                  insurance companies;

•                  dealers and certain traders in securities or foreign currencies;

•                  persons holding Existing Ordinary Shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•                  persons whose functional currency for US federal income tax purposes is not the US dollar;

•                  partnerships or other entities classified as partnerships for US federal income tax purposes;

•                  persons liable for the alternative minimum tax;

•                  tax-exempt organisations; or

•                  persons that own or are deemed to own 10% or more of Marconi’s voting stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the income tax treaty between the United States and the United Kingdom (the “Treaty”), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. US Holders should consult their own tax advisors concerning the US federal, state, local and non-US tax consequences of the Return of Cash, Share Consolidation and termination of the ADR program in their particular circumstances.

As used herein, a “US Holder” is a beneficial owner of Existing Ordinary Shares or ADSs that is, for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to US federal income taxation regardless of its source.

In general, a US Holder of ADSs will be treated as the holder of the underlying Ordinary Shares represented by those ADSs for US federal income tax purposes. Accordingly, no gain or loss will be recognised if a US Holder exchanges ADSs for the underlying Ordinary Shares represented by those ADSs.

The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Such actions would also be inconsistent with the claiming of a preferential rate of tax applicable to dividends received by certain noncorporate US Holders. Accordingly, the availability of preferential tax rates for dividends received by certain noncorporate US Holders, described below, could be affected by actions taken by parties to whom ADSs are pre-released.

Return of Cash

Provided that Marconi is not a passive foreign investment company (a “PFIC”) for US federal income tax purposes (as discussed below under “Passive Foreign Investment Company Status”) for the taxable year of the distribution and has not been a PFIC for any taxable year during which a US Holder has held Ordinary Shares or ADSs, the receipt of the Return of Cash will be treated as a dividend to the extent paid out of Marconi’s current or accumulated earnings and profits (as determined under US federal income tax principles). To the extent the Return of Cash exceeds Marconi’s current and accumulated earnings and profits (as determined under US federal income tax principles), it will be treated first as a tax-free return of capital to the extent of the US Holder’s tax basis in its Existing Ordinary Shares or ADSs, and capital gain thereafter. Marconi does not maintain records of earnings and profits in accordance with US federal income tax principles. Accordingly, it is expected that the Return of Cash will be reported as a dividend for US federal income tax purposes.

The dividend will be included in a US Holder’s income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received by such US Holder in the case of a US Holder of Ordinary Shares or by the Depositary in the case of a US Holder of ADSs, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend income. A US Holder may have US-source foreign currency gain or loss if the dividend is not converted into US dollars on the date of its receipt. The amount of any dividend will be treated as foreign-source dividend income to a US Holder.

The Return of Cash and any other dividends received from Marconi will not be eligible for the dividends-received deduction generally allowed to US corporations under the Code. Subject to applicable limitations and the concerns expressed by the US Treasury discussed above, dividends paid by certain non-US corporations to certain non-corporate US shareholders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisors to determine whether a preferential rate is available and whether they are subject to any special rules that would limit their ability to be taxed at a preferential rate. Further, if Marconi were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, a preferential rate would not apply to such dividend.

If, however, Marconi has been a PFIC for any taxable year during which a US Holder has held Ordinary Shares or ADSs, then, unless the US Holder acquired its Ordinary Shares or ADSs in the taxable year of the Return of Cash, the Return of Cash will be treated as an “excess distribution.” The excess distribution would be allocated ratably over the US Holder’s holding period for the Ordinary Shares or ADSs. The amounts allocated to the taxable year of the excess distribution and to any year before Marconi became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts.

Share Consolidation

A US Holder will not recognise gain or loss in connection with the exchange of Existing Ordinary Shares (including Existing Ordinary Shares represented by its ADSs) for New Ordinary Shares (including New Ordinary Shares represented by its ADSs) in the Share Consolidation, except to the extent of cash received in lieu of a fractional entitlement to a New Ordinary Share. Provided that Marconi is not a PFIC (as discussed below under “Passive Foreign Investment Company Status”) for the taxable year in which the Share Consolidation occurs and has not been a PFIC for any taxable year during which a US Holder has held Existing Ordinary Shares or ADSs, the difference, as determined in US dollars, between the US Holder’s tax basis allocable to the fractional entitlement and the cash received upon the sale of such entitlement will be capital gain or loss which will be long-term if the US Holder has held the Existing Ordinary Shares for more than one year.

If, however, Marconi has been a PFIC for any taxable year during which a US Holder has held Existing Ordinary Shares or ADSs (including the taxable year in which the Share Consolidation occurs), then any gain realised on the sale of the fractional entitlement to a New Ordinary Share would be allocated ratably over the US Holder’s holding period for the Existing Ordinary Shares exchanged therefor. The amounts allocated to the taxable year of the sale and to any year before Marconi became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts.

A US Holder’s tax basis in its New Ordinary Shares will equal the tax basis in its Existing Ordinary Shares less any tax basis that is allocable to any fractional entitlement to a New Ordinary Share. A US Holder’s holding period for its New Ordinary Shares will include its holding period for the Existing Ordinary Shares exchanged therefor.

Termination of ADR Program and sale of Ordinary Shares

Provided that Marconi has not been a PFIC (as discussed below under “Passive Foreign Investment Company Status”) for any taxable year during which a US Holder has held Ordinary Shares or ADSs, the US Holder will generally recognise capital gain or loss on the sale of Ordinary Shares (including on the sale of Ordinary Shares underlying any ADSs on termination of the ADR program), which will generally be long-term capital gain or loss if the US Holder has held the Ordinary Shares or ADSs for more than one year. The amount of the US Holder’s gain or loss will be equal to the difference between the amount realised on the sale or other disposition and such US Holder’s tax basis in such Ordinary Shares or ADSs, as determined in US dollars. Any gain or loss will generally be US-source gain or loss for foreign tax credit purposes.

If, however, Marconi has been a PFIC for any taxable year during which a US Holder has held Ordinary Shares or ADSs (including the taxable year of the sale of Ordinary Shares underlying its ADSs), then any gain realised on the sale of Ordinary Shares (including on the sale of Ordinary Shares underlying any ADSs on termination of the ADR program) would be allocated ratably over the US Holder’s holding period for the Ordinary Shares or ADSs. The amounts allocated to the taxable year of the sale and to any year before Marconi became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts.

Passive Foreign Investment Company Status

In general, Marconi would be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. While Marconi’s status as a PFIC for the current taxable year ending March 31, 2006 will not be determinable until after the close of such taxable year and, therefore, there can be no assurance with respect thereto, Marconi believes that it was not a PFIC for its most recent prior taxable year. However, Marconi has not reviewed its status as a PFIC for all prior taxable years and, therefore, there can be no assurance that Marconi was not a PFIC for any prior taxable year. In addition, as Marconi expects that most of its book assets will be passive following the Disposal and Return of Cash, Marconi may be a PFIC for its taxable year ending March 31, 2007 and for any future taxable year. US Holders are urged to consult their own tax advisors concerning the possibility that Marconi may be, has been or will become a PFIC and the US federal income tax consequences to them.

Information reporting and backup withholding

Payment of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

PART X

ADDITIONAL INFORMATION

1.             RESPONSIBILITY STATEMENT

The Directors of the Company, whose names are set out in paragraph 3 of this Part X, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.             THE COMPANY

The Company was incorporated and registered in England and Wales on 27 September 1900 under the Companies Acts 1862 to 1898 as a private company limited by shares with the name General Electric Company (1900) Limited and with registered number 67307. On 24 August 1903 the Company changed its name to General Electric Company, Limited; on 29 November 1968 the Company changed its name to The General Electric and English Electric Companies Limited; and on 17 September 1970 the Company changed its name to The General Electric Company Limited. On 4 January 1982 the Company was re-registered under the Companies Acts 1948 to 1980 as a public company with the name The General Electric Company, p.l.c. On 7 March 2000 the Company changed its name to Marconi Corporation plc. The Company’s Existing Ordinary Shares are listed on the Official List and, together with its ADSs, on NASDAQ in the USA.

The Company’s registered office and principal place of business is New Century Park, P.O. Box 53, Coventry, CV3 1HJ, England. The telephone number of the registered office is +44 (0) 24 7656 2000.

3.             DIRECTORS AND SENIOR EXECUTIVES

The names and principal functions of the Directors are set out below:

J F Devaney	Chairman
M W J Parton	Chief Executive Officer
P S Binning	Chief Financial Officer
M K Atkinson	Non-executive director
K R Flaherty	Non-executive director
P C F Hickson	Non-executive director
W K Koepf	Non-executive director
D F McWilliams	Non-executive director

No Board changes are currently anticipated for the Continuing Group.

The Continuing Group will retain a number of the current senior management team who hold positions that remain with the Company.

M E Plato	Managing Director, telent
M A Skelly	Company Secretary and Head of Legal

4.             DIRECTORS’ SHAREHOLDINGS AND OTHER INTERESTS

As at 24 November 2005 (being the latest practicable date prior to the publication of this document), the interests, all of which are beneficial, in the share capital of the Company which have been notified by each Director to the Company pursuant to section 324 or section 328 of the Act or are required pursuant to section 325 of the Act to be entered in the register referred to therein or are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under sections 324 to 328 of the Act, and the existence of which is known to or could with reasonable diligence be ascertained by that director, are as follows:

Director	Number of Existing Ordinary Shares	% of issued share capital	Number of warrants over Existing Ordinary Shares
J F Devaney	—	—	—
M W J Parton	45	0.00002	2,287
P S Binning	10,000	0.00476	—
M K Atkinson	23,263	0.01108	—
K R Flaherty	8,400	0.00400	—
P C F Hickson	2,959	0.00141	—
W K Koepf	23,805	0.01133	—
D F McWilliams	5,439	0.00259	—

The following Directors have the following options, granted under the Marconi Corporation plc Senior Management Share Option Plan, over Existing Ordinary Shares:

Director	Total exercise price per exercise	Date of grant	Number of shares under option	Exercise period
J F Devaney	£1	24/06/03	408,000	05/04 to 05/13
M W J Parton	£1	24/06/03	2,100,000	05/04 to 05/13
P S Binning	£1	13/02/04	840,000	10/04 to 10/13

No options have been granted to Directors under the Sharesave Plan.

No Director has or has had any interest in transactions which are or were unusual in their nature or conditions or significant to the Company, and which were effected by the Company (a) during the current or immediately preceding financial year or (b) during an earlier financial year and remain in any respect outstanding or unperformed.

5.             SUBSTANTIAL SHAREHOLDINGS

Set out below are the names of those persons, other than a Director who, in so far as the Company is aware, are interested directly or indirectly in 3% or more of the Existing Ordinary Shares as at 24 November 2005, being the latest practicable date prior to the publication of this document.

	Number of Ordinary Shares	% of issued ordinary share capital
AMVESCAP PLC(1)	61,683,719	29.39
FMR Corp. and Fidelity International Ltd	18,121,414	8.63
Lehman Brothers International (Europe)	10,610,709	5.05
Barclays plc	8,497,178	4.05
HBOS plc	8,056,912	3.84
The Goldman Sachs Group, Inc.	7,076,403	3.37
Legal & General Group plc companies	6,811,201	3.24

(1)           AMVESCAP PLC has made various disclosures under rule 8 of The City Code on Takeovers and Mergers, the most recent of which confirmed an interest in 61,683,719 Ordinary Shares (29.39% of the issued ordinary share capital) on behalf of discretionary managed clients of AMVESCAP. This includes 39,731,437 Ordinary Shares, representing 18.92% of the issued ordinary share capital, held as agent for INVESCO Perpetual UK Investment Series.

6.             DIRECTORS’ SERVICE CONTRACTS

The following is a summary of the details of the service agreements of each of the Directors:

(1)           J F Devaney was appointed by the Company as Chairman with effect from 16 December 2002. Mr. Devaney receives a salary of £350,000 per annum which is subject to annual review. He has standard membership of the UK Pension Plan. He receives a car allowance, private medical insurance and life assurance.

Mr. Devaney’s employment is terminable by either party giving three months’ notice and terminates automatically on Mr. Devaney’s 65th birthday. There are no clauses in his service agreement relating to pay in lieu of notice.

(2)           M W J Parton was appointed by the Company as Chief Executive Officer with effect from 19 May 2003. Mr. Parton receives a salary of £525,000 per annum which is subject to annual review. He has standard membership in the UK Pension Plan plus a defined contribution FURBS, in respect of which the Company pays 35% of his basic salary (which is split 60% to the FURBS and 40% to him). He receives a car allowance, private medical insurance and life assurance.

Mr. Parton’s employment is terminable by the Company giving 12 months’ notice or by Mr. Parton giving 6 months’ notice and terminates automatically on Mr. Parton’s 62nd birthday. The service agreement also permits the Company to make a payment in lieu of notice. The amount of any such payment is at the reasonable discretion of the Remuneration Committee, which is to consider the relationship between the Group’s and Mr. Parton’s performances. The maximum amount which the Remuneration Committee may determine shall not exceed the aggregate of the following sums (being pro rata to the notice period or unexpired balance of it):

(a)           basic salary;

(b)           166% of the cash equivalent transfer value of pension benefits (net of tax) which would have accrued for him in the UK Pension Plan;

(c)           100% of the aggregate contributions (gross) which would have been paid into his FURBS; and

(d)           the cost (to the Company) of providing benefits (other than bonus, pension and incentive entitlements), which cost the Company may set at 10% of his basic salary.

This amount would also be payable to Mr. Parton if certain circumstances arise in the 12 months following a change of control of the Company, including (i) the Company terminating his employment, other than for cause, or (ii) Mr. Parton terminating his employment, in such circumstances, following a material reduction in the scope of his responsibilities or in his remuneration and benefits, or (iii) Mr. Parton ceasing to be a Director of the Company other than by voluntary resignation.

As explained in Part V, Mr. Parton will continue in his role with telent following the Disposal. The Company recognises that this role will be significantly reduced and has agreed that Mr. Parton’s rights in this respect will not be affected by his remaining with the Company.

(3)           P S Binning was appointed by the Company as Chief Financial Officer with effect from 20 October 2003. Mr. Binning receives a salary of £325,000 per annum which is subject to annual review. He has standard membership of the UK Pension Plan plus a defined contribution FURBS, in respect of which the Company pays 25% of his basic salary (which is split 60% to the FURBS and 40% to him). He receives a car allowance, private medical insurance and life assurance.

Mr. Binning’s employment is terminable by the Company giving 12 months’ notice or by Mr. Binning giving 6 months’ notice and terminates automatically on his 62nd birthday. The agreement also permits the Company to make a payment in lieu of notice, which entitles him to the following payment, pro rata to the notice period or unexpired balance of it, should the Company terminate his service agreement without giving 12 months’ notice:

(a)           basic salary;

(b)           166% of the cash equivalent transfer value of pension benefits (net of tax) which would have accrued for him in the UK Pension Plan;

(c)           100% of the aggregate contributions (gross) which would have been paid into his FURBS; and

(d)           the cost (to the Company) of providing benefits (other than bonus, pension and incentive entitlements), which cost the Company may set at 10% of his basic salary.

This amount would also be payable to Mr. Binning if certain circumstances arise in the 12 months following a change of control of the Company, including (i) the Company terminating his employment, other than for cause, or (ii) Mr. Binning terminating his employment, in such circumstances, following a material reduction in the scope of his responsibilities or in his remuneration and benefits, or (iii) Mr. Binning ceasing to be a Director of the Company other than by voluntary resignation.

As explained in Part V, Mr. Binning will continue in his role with telent following the Disposal. The Company recognises that this role will be significantly reduced and has agreed that Mr. Binning’s rights in this respect will not be affected by his remaining with the Company.

(4)           Non-executive Directors

M K Atkinson was appointed as a non-executive director of the Company on 16 December 2002 for an initial period of three years. Mr. Atkinson receives remuneration of £75,000 per annum.

K R Flaherty was appointed as a non-executive director of the Company on 19 May 2003 for an initial period of three years. Mr. Flaherty receives remuneration of £45,000 per annum.

P C F Hickson was appointed as a non-executive director of the Company on 6 May 2004 for an initial period of three years. Mr. Hickson receives remuneration of £55,000 per annum.

W K Koepf was appointed as a non-executive director of the Company on 16 December 2002 for an initial period of three years for which he receives remuneration of £48,000 per annum. Mr. Koepf was also appointed as chairman of the supervisory boards of two subsidiary companies of the Company in Germany in January 2003, for which he receives €10,000 per annum, in respect of each appointment, based on 8 days service per annum, plus a further €2,500 for each additional day served in any year.

D F McWilliams was appointed as a non-executive director of the Company on 9 September 2003 for an initial period of three years. Mr. McWilliams receives remuneration of £45,000 per annum.

The non-executive directors are also paid advance fees, which, by agreement with the non-executive directors, are specifically used to purchase shares in the Company. These fees are paid in advance for each of the corresponding years of their appointment as follows:

Director	Year 1	Year 2	Year 3
M K Atkinson	£100,000	£30,000	£30,000
K R Flaherty	£30,000	£30,000	£30,000
P C F Hickson	£30,000	£30,000	—
W K Koepf	£100,000	£30,000	£30,000
D F McWilliams	£30,000	£30,000	£30,000

The non-executive directors must hold the shares purchased in year one for three years from the date of their appointment and those purchased in years two and three for one year from the respective purchase dates. If an appointment is terminated for any reason during any year, for which an advance fee has been paid, the director concerned is obliged to repay the advance fee for that year, less an amount pro rata to the time served during the year. The Chairman has discretion to waive the holding periods if he considers there to be a valid reason to justify this.

No bonus or pension is paid to the non-executive directors.

Save as disclosed above, there are no existing or proposed service contracts between any Director and the Company or any of its subsidiaries.

7.             MATERIAL CONTRACTS

The Continuing Group

No contracts have been entered into (other than contracts entered into in the ordinary course of business) by any member of the Continuing Group, either (a) within the two years immediately preceding the date of this document which are or may be material to the Continuing Group or (b) which contain any provision under which any member of the Continuing Group has any obligations or entitlements which are or may be material to the Continuing Group as at the date of this document, save as disclosed below:

(i)            The Memorandum of Agreement summarised in Section A of Part VIII of this document.

(ii)           On 5 January 2004, the Company, Marconi Communications Inc. and Marconi Intellectual Property (Ringfence) Inc. entered into an Asset Purchase and Sale Agreement to sell its North American Access Systems business (“NAA”) to Advanced Fibre Communications. Inc. and Advanced Fibre Communications North America, Inc. (“AFC”) for a purchase price of US$240 million. The proceeds were received in cash and the transaction closed on 20 February 2004. In connection with the sale of NAA, the Company provided certain indemnities to the purchaser, AFC. Under the terms of the agreement, Marconi indemnified AFC for losses arising from an inaccuracy or breach of covenant, obligations, representation or warranty made by Marconi in the documents delivered in connection with the agreement. In addition, Marconi provided indemnities in respect of assets, liabilities and obligations that were not transferred to AFC; obligations to customers as a result of sale made prior to the transaction; claims by specified parties to an interest in intellectual property and technology transferred to AFC; and any failure by Marconi to comply with bulk sales laws. Marconi performed a valuation exercise to determine the fair value of such indemnities at 31 March 2004 and attributed a value of £Nil to the obligations. In addition, under the terms of the Agreement, the Company agreed to repay AFC pursuant to provisions relating to working capital adjustments. The total repaid to AFC by Marconi was US$1.9 million on 27 July 2004.

(iii)          On 6 July 2004 Marconi and certain of its subsidiaries (namely, Marconi Communications, Inc., Marconi Intellectual Property (Ringfence) Inc., Marconi Communications Canada Inc., Marconi Communications de Mexico S.A. de C.V., Marconi Communications Exportel, S.A. de C.V., Administrativa Marconi Communications S.A. de C.V., Marconi Polska SP ZOO, Marconi Colombia, S.A.) entered into an Asset Purchase and Sale Agreement to sell its Outside Plant, Power and Services Business and Test Systems Business (OPP) to Emersub XCII, Inc., Emerson Electric Canada Limited, Emerson Mexico Corporate Services, S. de R.L. de C.V, and Emerson Electric Co., for a purchase price of US$406 million of which US$375 million was paid in cash with the remaining US$31 million being satisfied by the assumption of debt by the purchaser. Marconi also agreed to indemnify the purchaser if Marconi breaches various warranties (including tax and environmental ones) which will, in general, expire by August 2009. The transaction closed on 16 August 2004.

(iv)          On 29 June 2005 Marconi Bonding Limited (“MBL”), as applicant, Marconi, HSBC Bank plc, as agent and security trustee, the original issuing banks named therein, the original banks named therein and the original indemnifying subsidiaries named therein entered into a Performance Bonding Facility relating to a £35 million committed multicurrency revolving facility. The Performance Bonding Facility is used for the issuance of bonds, guarantees, letters of credit, indemnities or similar instruments at the request of MBL for the purpose of supporting, directly or indirectly, obligations of members of the Group to third parties for obligations incurred in the ordinary course of the Group’s trade or business. The purposes for which the Performance Bonding Facility is available include supporting financing facilities which have been provided to members of the Group for the purpose of supporting directly obligations of members of the Group in the ordinary course of the Group’s trade or business, other than obligations in respect of financial indebtedness. For example, this may be used in connection with supporting a facility in a foreign currency, where such foreign currency is not available, under the Performance Bonding Facility. Under the Security Over Cash Agreement, MBL has granted, in favour of HSBC Bank plc, as security trustee, security over the accounts into which cash collateral deposits will be made in respect of bonds issued under the Performance Bonding Facility.

(v)           Marconi Communications Limited (“MCL”) entered into a £20,000,000 invoice discounting facility with Barclays Bank Plc (the “Bank”) on 27 September 2005 (the “Facility”). The Facility has a term of 12 months. Under the terms of the Facility the Bank agrees to purchase from MCL trading debts (debts) of up to £20,000,000 at any one time, subject to specific obligor limits. A proportion of each debt sold by MCL under the terms of the Facility (15%) remains with MCL. Debts are purchased by the Bank upfront for a purchase price equal to 85% of the face value of the debt less the discount charge (which is calculated on the basis of a margin of 1.38% per annum plus an underlying base rate for Sterling deposits in the London interbank market).

Upon receipt of payment for a debt sold under the Facility, MCL agrees to pay 85% of the face value of the debt into a receipts account with the Bank on or before the relevant repayment date. If MCL receives a partial payment, or no payment, in respect of a debt sold under the Facility and that partial payment, or non-payment, is not due to a dispute, set-off, counterclaim or other claim having arisen in respect of the contract underlying that debt, MCL and the Bank shall consult and MCL agrees to take such action as is reasonably necessary to facilitate realisation of that debt. If the partial or non-payment is due to a dispute, set-off, counterclaim or other claim having arisen in respect of the contract underlying the relevant debt, MCL is obliged to deposit 85% of the face value of the debt into the receipts account.

The Facility contains standard representations, undertakings and default events for a facility of this nature.

(vi)          On 23 May 2003, Marconi entered into a Master Services Agreement (the “MSA”) with CSC International Systems Management Inc. (“CSC”) for the outsourcing of certain IT services (including desktop, helpdesk, applications support and development, data centre and network services) of the Group (excluding the Middle East, Asia Pacific and Marconi Interactive Systems businesses). An amendment to the MSA was signed on 26 May 2004 following a “True-Up Process” (effectively a due diligence and data verification exercise). CSC has sub-contracted the network services to British Telecommunications plc (“BT”). Marconi transferred the associated IT and Network assets, employees and third party supply contracts to the groups of CSC and BT under asset transfer agreements of the same date as the MSA.

The MSA is a ten year contract with prices set for each year of the agreement by service line and region. Prices are subject to annual indexation in accordance with agreed regional indices. Marconi has the ability to begin to benchmark the prices from June 2005 (non-usage network prices from June 2007). Flexibility is built into the pricing model to deal with changes in Marconi’s business, larger changes and changes to the scope/nature of the services are handled through a change control process.

The MSA contains usual termination provisions and Marconi may terminate the agreement for convenience on nine months’ notice to take effect no earlier than June 2005 (subject to payment of early termination charges).

(vii)         Under a deed dated 24 October 2005 Marconi has agreed that Marconi will make a contribution to the UK Pension Plan of £185 million at least one day before any distribution to Shareholders arising from the transaction with Ericsson; and

1.             Marconi has agreed to transfer £490 million to a nominee to hold on trust for the benefit of Marconi at least one day before any distribution to Shareholders arising from the transaction with Ericsson.

2.             The nominee will be an independent person who provides trustee or nominee services on a professional basis and is not associated or connected with Marconi. The nominee will invest the assets in the escrow in permitted investments agreed between Marconi and the Trustee (initially comprising cash, gilts and corporate bonds which are rated at least AA or equivalent by Moody’s, Standard & Poor’s, Fitch or any other recognised rating agency) and in accordance with the permitted investment strategy agreed between Marconi and the Trustee.

3.             Marconi has undertaken that it will grant a first ranking fixed charge over all its right, title and interest in and to these assets held by the nominee in favour of the Trustee.

4.             If any tax liability arises in relation to the assets held in escrow or any deductions for tax are made from any income paid to the nominee arising from such assets, Marconi will pay that tax out of its own resources.

5.             The assets may be transferred from the escrow arrangement to the UK Pension Plan on any of the following events:

(i)            if any annual valuation of the UK Pension Plan for the purpose of the levy for the Pension Protection Fund or for IAS 19 shows assets below 100% of the liabilities then the difference shall be paid as part of a funding plan to be agreed between Marconi and the Trustee when that funding plan is agreed;

(ii)           a prior written agreement with Marconi;

(iii)          if Marconi passes a resolution for its voluntary winding-up or if an administrator or administrative receiver is appointed or Marconi is unable to pay its debts;

(iv)          if the UK Pension Plan is being wound-up;

(v)           if Marconi does not pay any sums in respect of tax on the assets in the escrow arrangement within 6 months of it becoming due; and

(vi)          on the expiry of 80 years from the date when the escrow arrangement is established.

If (iii), (iv), (v) or (vi) above apply then assets will be transferred from escrow, subject to the maximum amount of such assets, to ensure that the UK Pension Plan holds sufficient funds to meet the estimated cost of buying-out the liabilities of the UK Pension Plan with an insurance company.

6.             Assets may be released from the escrow to Marconi:

(i)            with the trustees’ prior written agreement;

(ii)           if any annual valuation of the UK Pension Plan shows that the aggregate of the assets held by the UK Pension Plan and the current amount of the assets in escrow exceeds 105% of the estimated liabilities on a buy-out basis; and

(iii)          if 5(iii), (iv), (v) or (vi) above apply and assets remain after the UK Pension Plan has been funded to the buy-out basis.

The Disposed Business

No contracts have been entered into (other than contracts entered into by any member of the Group in the ordinary course of business) by any member of the Group either (a) within the two years immediately preceding the date of this document which are or may be material to the Disposed Business or (b) which contain any provision under which any of the Disposed Business has any obligations or entitlements which are or may be material to the Disposed Business as at the date of this document.

8.             SIGNIFICANT LITIGATION

The Continuing Group

Save as disclosed below, no member of the Continuing Group is or has been engaged in, nor (so far as the Directors are aware) has pending or threatened by or against it, any governmental, legal or arbitration proceeding during the 12 months immediately preceding the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Continuing Group: (i)There is an outstanding tax dispute between the Indian tax authorities and Marconi, The English Electric Company, Limited (“English Electric”) and Associated Electrical Industries Limited (“AEI”). In 1989/90, as part of the reorganisation of the Group’s European operations, the Company, English Electric and AEI transferred their shareholdings in The General Electric Company of India Limited (“GEC India”), The English Electric Company of India Limited (“EE India”), and G.E.C. Power Engineering Services of India Limited (“GEP India”), to a Dutch company, G.E.C. Alsthom NV (“Alsthom”). The Indian tax authorities claim that this transfer gives rise to an Indian capital gains tax charge for each of Marconi, English Electric and AEI, although this is one of the issues in dispute. An advance Indian capital gains tax payment had to be made before the Indian authorities would issue a no-objection certificate, which was required before the transfer could proceed. This advance payment was based on the value of GEC India, EE India and GEP India at the date of the no-objection certificate. The Indian tax authorities have, however, assessed Marconi, English Electric and AEI to tax on the basis of the value of GEC India, EE India and GEP India at the date of the actual transfer, which could give rise to a tax liability, including related interest, of up to £11 million. Marconi, English Electric and AEI are disputing this liability and the basis of valuation in the Indian courts and, in pursuance of interim orders of the Indian Court, have deposited £2.7 million with the Indian tax authorities. In January 2004, the case was heard in the Calcutta High Court on a point of tax law. In July 2004, the High Court rejected the companies’ appeal. On 18 October 2005, the companies were granted leave to appeal against the High Court decision to the Indian Supreme Court. The date of the appeal hearing is not yet known. In July 2004, the Indian tax tribunal ruled in favour of the Marconi companies in an associated penalty case. It is not known at this stage whether the Indian Revenue will appeal the decision. (ii)Marconi, Marconi Systems Holdings Inc. and Marconi Inc. (collectively, “Marconi”) are defendants in a lawsuit filed by DH Holdings Corp. (“DH Holdings”) and Gilbarco, Inc. on 25 January 2005 in the Supreme Court of the State of New York, County of New York. The Complaint alleges that Marconi breached certain representations and warranties on a Stock Purchase Agreement dated as of 20 December 2001, by which Marconi sold all of the issued and outstanding shares of capital stock of Marconi Commerce Systems Inc. (“MCSI”) to DH Holdings. Specifically, the Complaint charges that Marconi represented and warranted, among other things, that, except as set forth in a schedule to the Stock Purchase Agreement, to Marconi’s knowledge, no claim was pending or threatened, and no notice or invitation to license had been received during the three-year period prior to the closing of the Stock Purchase Agreement that indicated that the present or past operations of MCSI or its subsidiaries infringed upon or would infringe upon the rights or any third party’s intellectual property. The Complaint further contends that Marconi knew at the time it made the representation and warranty that MCSI had received threatened claims of infringement of US Letters Patent 5,027,282, now owned by Touchcom, Inc. and/or Touchcom Technologies, Inc. (collectively, “Touchcom”) (the “Touchcom Patent”). In the Stock Purchase Agreement, Marconi agreed that it would indemnify DH Holdings from all losses, liabilities, obligations, damages, claims and expenses arising from any breach of the representations or warranties contained in the Stock Purchase Agreement. After the closing, MCSI changed its name to Gilbarco, Inc. (“Gilbarco”).

On 18 September 2003, Touchcom sued Gilbarco in the US District Court for the Eastern District of Texas (the “Touchcom Lawsuit”), alleging that Gilbarco directly and/or contributorily infringed the Touchcom Patent and induced infringement of the Touchcom Patent by another party. DH Holdings and Gilbarco gave Marconi notice of the Touchcom Lawsuit and attempted to invoke their alleged rights to indemnification from Marconi. Marconi declined to assume the defence of the Touchcom Lawsuit, declined to indemnify Gilbarco and requested information from Gilbarco regarding the Touchcom claims and the Gilbarco defences. Gilbarco did not provide all the requested information prior to a December 2004 settlement with Touchcom, pursuant to which Gilbarco paid US$7 million to Touchcom, received a perpetual paid-up non-exclusive license under the Touchcom Patent and obtained other rights and benefits. Counsel for Marconi was notified of, and provided information about, the Touchcom case and the proposed settlement of the Touchcom Lawsuit a short time before the Touchcom-Gilbarco settlement was finalised. Marconi did not consent to the settlement and continued to deny any obligation to indemnify Gilbarco. The Complaint alleges that the settlement was completed and the US$7 million paid in December 2004.

In a recent letter, Gilbarco counsel quantified DH Holdings’ and Gilbarco’s alleged damages as US$11,074,781.65, which includes the US$7 million settlement amount, legal fees and expenses to defend the Touchcom Lawsuit, and legal fees and expenses pursuing the indemnification claim against Marconi. Gilbarco contends that it is also entitled to recover its legal fees and expenses. The Stock Purchase Agreement provides for a US$5 million “Indemnification Basket”, similar to an indemnification deductible, which Marconi is not obligated to pay. Marconi, through its outside counsel, has filed an answer to the Complaint in which it has denied, or has indicated that it lacks sufficient information to respond to, and therefore denies, the salient allegations of the Complaint. The lawsuit is presently in discovery. (iii)The English Electric Company, Limited, Associated Electrical Industries Limited and various other Group companies are subject to industrial injury claims from former employees. The types of disease or injury in respect of which damages are commonly claimed include industrial deafness, pleural plaques, asbestosis, mesothelioma and vibration white finger. The Group is currently defending approximately 200 cases of this nature. Chester Street Insurance Holdings Limited (formerly Iron Trades Insurance Holdings Limited), GEC’s employer’s liability insurer during the exposure period for certain of these claims, is now insolvent and is being administered through a scheme of arrangement. Accordingly, for claims where the exposure was prior to 1972, 95% the liability attaches to Group companies but a 5% contribution is recoverable from the aforementioned scheme of arrangement. For claims where the exposure was post 1972, the Financial Services Compensation Scheme (a scheme established by the UK Financial Services and Markets Act 2000) meets 95% of the liability for uninsured/underinsured claims. The liability for industrial injury claims is ongoing and the Group may continue to receive claims of this nature for many years. Due to the contingent nature of these claims, it is not possible to give an accurate estimate of the Group’s potential liability. (iv)Marconi is one of 30 additional defendants named in an amended complaint dated 12 April 2005 filed by George Held and Claire Held in an action which is pending in the Supreme Court of the State of New York, County of New York. The additional named defendants join the original 33 defendants named in the plaintiffs’ original complaint filed on 29 June 2004. The basis of the plaintiffs’ claims appears to be the alleged exposure by Mr. Held to allegedly unsafe and defective asbestos and asbestos-containing products and materials. Mr. Held seeks compensatory and punitive damages totalling US$100 million against each defendant. Mrs. Held seeks damages for loss of consortium totalling US$5 million against each defendant. Marconi is named as successor-in-interest to English Electric Limited. Marconi has not been served. (v)Stromberg-Carlson Corporation (now Marconi Holdings, LLC) is one of five defendants named in the Complaint filed in the Circuit Court of the Eighteenth Judicial Circuit in and for Seminole County, Florida on 16 August 2005 by or on behalf of five former employees at the Lake Mary, Florida manufacturing facility once owned and operated by various entities operating the Stromberg-Carlson business. The Complaint alleges that the former employees were improperly exposed during the course of their employment to toxic chemicals and seeks damages in an unspecified amount. None of the defendants have been served. Stromberg-Carlson Corporation contributed its business to a joint venture in which Siemens Communications Systems Inc. (“Siemens”) was a party. Siemens has also been named as a defendant in the Complaint and post filing of the Complaint it has notified Marconi Holdings LLC of its claim for indemnification for any liability it may incur in the Complaint pursuant to the joint venture agreement between, inter alia, Siemens and Stromberg-Carlson Corporation. Prior to the Complaint of 16 August 2005, fourteen other former employees of the Stromberg-Carlson business who were also employed at the Lake Mary site have made complaints to Siemens alleging the same improper exposure to toxic chemicals during the course of their employment. These complaints are unquantified. On 30 June 2004, Siemens claimed indemnification for any liability arising under these complaints pursuant to the joint venture agreement. (vi)John Osanitsch, a former employee of Mariposa Technology, Inc. (“Mariposa”), filed suit in the Superior Court of California, County of Sonoma, on 30 December 2004, against Marconi plc (now M(2003) plc) and Marconi Acquisition Sub, Inc.. The suit alleges fraud and deceit, negligent misrepresentation, breach of contract and breach of the implied covenant of good faith by the Marconi defendants in their treatment of the plaintiff, an employee of Mariposa at the time of and following Marconi’s acquisition of Mariposa in September 2000. The plaintiff seeks general damages in an amount to be determined at trial, exemplary damages in an unspecified amount and special damages in excess of US$50,000. The defendants have not been served.

The Disposed Business

No member of the Group is or has been engaged in, nor (so far as the Directors are aware) has pending or threatened by or against it, any governmental, legal or arbitration proceeding during the 12 months immediately preceding the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Disposed Business.

9.             WORKING CAPITAL

The Board is of the opinion that, after taking into account available bank facilities and the net proceeds of the Disposal, the Continuing Group has sufficient working capital available for its present requirements, that is, for at least the next 12 months from the date of this document.

10.          SIGNIFICANT CHANGE

10.1        Continuing Group

There has been no significant change in the financial or trading position of the Continuing Group since 30 September 2005, being the date to which the interim accounts in Part VI of this document have been made up.

10.2        Disposed Business

Save as set out on pages 35 to 36 in respect of reductions in adjusted gross margin and adjusted operating expenses under the heading “Six months ended 30 September 2005 compared with six months ended 30 September 2004” within the Continuing Operations Review of the interim results in Part VI of this document, there has been no significant change in the financial or trading position of the Disposed Business since 31 March 2005, being the date to which the consolidated statutory accounts for the Company have been made up.

11.          SOURCES AND BASES FOR FINANCIAL INFORMATION

Financial information on the Continuing Group included in Parts IV and VI of this document is historic financial information and is extracted from the Annual Report for the year ended 31 March 2005 or the unaudited interim report for the six months ended 30 September 2005.

Financial information for the Disposed Business included in Parts III and VI of this document is historic financial information. This information has been extracted from the consolidated schedules or underlying accounting records of Marconi on the basis set out in Part III of this document.

Investors should read the whole of the document and not rely solely on summarised financial information.

12.          CONSENTS

Deloitte & Touche has given and has not withdrawn its written consent to the inclusion in this document of its report, set out in Part IV, and of the references to its name, in the form and context in which they appear.

Morgan Stanley has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

Lazard has given and has not withdrawn its written consent to the issue of this document with the inclusion therein of the references to its name in the form and context in which they appear.

JPMorgan Cazenove has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

L.E.K. Consulting has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

13.          FORWARD-LOOKING STATEMENTS

It is possible that this document could or may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and Marconi’s plans and objectives, to differ materially from those expressed or implied in the forward-looking statements.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are delays in obtaining, or adverse conditions contained in, regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, or the key timing and success of future acquisition opportunities.

Marconi undertakes no obligation to revise or update any forward-looking statement contained within this document, regardless of whether those statements are affected as a result of new information, future events or otherwise, save as required by law and regulations.

14.          DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY and at the registered office of the Company during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until the conclusion of the Extraordinary General Meeting:

•                  The audited consolidated accounts of the Company for the financial years ended 31 March 2004 and 31 March 2005.

•                  The interim results of the Company for the six month period ended 30 September 2005.

•                  This document.

•                  The written consents of Deloitte & Touche, Morgan Stanley, Lazard, JPMorgan Cazenove and L.E.K. Consulting referred to in paragraph 12 of this Part X.

•                  The report by Deloitte & Touche on the unaudited pro forma financial information relating to the Continuing Group set out in Part IV of this document.

•                  The full terms of the proposed amendments to the Share Plans.

•                  The memorandum and Articles of Association of the Company.

•                  The L.E.K. Consulting Report.

•                  The Memorandum of Agreement.

Dated 25 November 2005

DEFINITIONS

The following definitions apply throughout this document (except for in Part VI), the Proxy Form (and Form of Direction) and the ADR Instruction Card unless the context otherwise requires:

“3G” or “Third Generation”

third-generation protocols in mobile telephony that support the much higher data rates needed for broadband and bandwidth-hungry applications such as full-motion video, videoconferencing and full internet access

“Access Hub”	Marconi’s Access Hub platform
“Access Networks”	Marconi’s Fixed Wireless Access, Access Hub and narrowband access product activities
“Accounting Standards Board”	a subsidiary of the Financial Reporting Council responsible for formulating Financial Reporting Standards
“Act”	the Companies Act 1985 (as amended)
“Adjusted Operating Loss”	operating loss before exceptional operating expenses, share option and related payroll costs, goodwill amortisation and non-operating exceptional items
“Adjusted Operating Profit”	operating profit before exceptional operating expenses, share option and related payroll costs, goodwill amortisation and non-operating exceptional items
“ADR”	an American depositary receipt evidencing title to one or more ADSs
“ADR Instruction Card”	the form which ADR holders must complete and timely submit to the Depositary in order to vote through the Depositary at the EGM
“ADS”	an American depositary share, representing two Ordinary Shares as of the date of this document
“Articles of Association” or “Articles”	the articles of association of Marconi
“ATM” or “Asynchronous Transfer Mode”	a transfer mode in which the information is organised into fixed-length cells instead of variable length packets
“BT”	British Telecommunications plc
“Business Day”	a day (other than a Saturday or Sunday or public or bank holiday) on which banks are generally open in London for normal business
“certificated” or “in certificated form”	a share which is not in uncertificated form (that is, not in CREST)
“Chairman’s Letter”	the letter from J F Devaney in Part I of this document
“Combined Code”	the corporate governance code issued by the Financial Reporting Council
“Completion”	the date on which Master Closing takes place (expected to be on or around 23 January 2006)
“Continuing Group”	Marconi and its subsidiary undertakings, following the Disposal
“Core”	the designation given to the central portion of a network where all types of traffic come together in order to be transmitted to their intended destinations
“CREST”	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations)
“CREST Proxy Instruction”

a properly authenticated CREST message appointing and instructing a proxy to attend and vote in the place of the Shareholder at the Extraordinary General Meeting and containing the information required to be contained therein by the CREST Manual (as defined in the CREST Regulations)

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
“Deed Poll”	the instrument by way of a deed poll dated 16 May 2003 and executed by the Company under which the Warrants are constituted
“Deloitte and Touche”	Deloitte and Touche LLP
“Deposit Agreement”	the deposit agreement, as amended, among Marconi, the Bank of New York and owners and beneficial owners of ADRs dated 31 March 2003
“Depositary”	the Bank of New York and any successor thereto in its capacity as the depositary under the Deposit Agreement
“Directors” or “Board”	the directors of the Company as set out in the Chairman’s Letter in Part I of this document
“Disclosure Rules”	the disclosure rules which are made and amended from time to time by the UKLA
“Disposal”	the disposal of the Disposed Business pursuant to the terms and conditions of the Memorandum of Agreement
“Disposed Business”

all of the Group’s telecommunications equipment and international services businesses being disposed of to Ericsson and certain of its subsidiaries pursuant to the terms and conditions of the Memorandum of Agreement

“DMP”

a distributed, narrowband access multiplexer port for delivery of V5.1/2 POTS & ISDN with a small number of broadband DSL ports. DMP has integrated SDH capability and can be configured in a ring structure to support several thousands of subscribers

“DSL” or “Digital Subscriber Line”	a high speed method to move data over a phone line
“DWDM” or “Dense Wave Division Multiplexing”	a type of multiplexing that uses up to 160 different colours (also known as lambdas or channels) to provide high-capacity bandwidth across an optical fibre network
“Edge”	the designation given to the outer limits of a network where end users typically enter the network in order to gain access to services and information
“Ericsson”	Telefonaktiebolaget LM Ericsson (publ)
“Executive Committee”

the Company’s Executive Committee comprising M W J Parton (Chairman), D C Beck, G Bertolina, P S Binning, M Harriman, A Evans, J Ferrara, S Kindt, E Nardi, M Plato, M A Skelly, R J Smith and N D Sutcliffe whose main functions include approval of the Group’s business plan and budget, the review of performance against plan, the Group’s strategies in areas including technology, people, information technology, corporate communications and change programmes, prior to submission to the Board for its approval

“Existing Ordinary Shares”	the ordinary shares of 25 pence each in the capital of the Company in issue at the date of this document
“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company convened for 11.00 a.m. on 21 December 2005 and any adjournment thereof, notice of which is set out at the end of this document
“Form 15”	the form promulgated by the SEC under the Securities Exchange Act that is filed to make an application to delist from the SEC reporting obligations under the Securities Exchange Act
“Form of Direction”

the form of direction accompanying this document (where applicable), for use by Shareholders whose shares are held through the nominee facility operated by Computershare Investor Services PLC, in connection with the appointment of a proxy to attend and vote in their place at the EGM

“FRS 17”	Financial Reporting Standard 17 as issued and amended from time to time by the Accounting Standards Board
“FURBS”	funded unapproved retirement benefit schemes
“IAS 19”	International Accounting Standard 19 as issued and amended from time to time by the International Accounting Standards Board
“IC&M”	Marconi’s Installation, Commissioning and Maintenance business
“Impact SoftSwitch”	Marconi’s Softswitch product
“IP” or “Internet Protocol”	a connectionless, best-effort packet switching protocol that offers a common layer over dissimilar networks
“JPMorgan Cazenove”	JPMorgan Cazenove Limited
“Lazard”	Lazard & Co., Limited
“L.E.K. Consulting”	L.E.K. Consulting LLP
“L.E.K. Consulting Report”

the report prepared for the Board by L.E.K. Consulting on an economic valuation of the assets and liabilities of the UK Pension Plan, a copy of which is available for inspection as set out in paragraph 14 of Part X of this document

“Listing”

the admission of the New Ordinary Shares to the Official List becoming effective and the admission to trading of such shares on the London Stock Exchange’s market for listed securities becoming effective in accordance with the rules of the London Stock Exchange

“Listing Rules”	the listing rules which are made and amended from time to time by the UKLA
“Local Closing”	as defined in Section A of Part VIII of this document
“London Stock Exchange”	London Stock Exchange plc
“M (2003) plc”	the company formerly known as Marconi plc that was the ultimate parent company of the Group until the effective date of the Restructuring
“Marconi” or “Company”	Marconi Corporation plc which is incorporated and registered in England and Wales under number 67307
“Marconi Group” or “Group”	Marconi and its subsidiary undertakings
“Master Closing”	as defined in Section A of Part VIII of this document
“Memorandum of Agreement”	the agreement dated 25 October 2005 between Marconi and Ericsson, a summary of which is contained in Section A of Part VIII of this document
“Morgan Stanley”	Morgan Stanley & Co. Ltd

“NAA”	Marconi’s North American Access business, which was sold in February 2004
“Net Cash”	the cash at bank and in hand of the Group, less bank loans, overdrafts and obligations under finance leases
“Network Services”	Marconi’s network services businesses, mainly comprising Marconi’s IC&M and VAS businesses
“New Ordinary Shares”	the proposed new ordinary shares of 87.5 pence each in the capital of the Company resulting from the Share Consolidation
“Notice of EGM”	the notice of Extraordinary General Meeting set out at the end of this document
“Official List”	the official list maintained by the UKLA
“Optical Networks”	Marconi’s SDH and DWDM transmission equipment, and Marconi’s network management systems business
“Ordinary Shares”	the Existing Ordinary Shares or the New Ordinary Shares as the context may require
“Pensions Regulator”	the regulator of work-based pension schemes in the United Kingdom established under the provisions of the Pensions Act 2004
“Proposals”

the Disposal as set out in Resolution 1, the amendments to the Share Plans as set out in Resolution 2, the change of name to telent plc as set out in Resolution 3, the amendments to the Articles of Association as set out in Resolution 4, the Share Consolidation as set out in Resolution 5 and the market purchase authority as set out in Resolution 6

“Prospectus Directive Regulation” or “PD Regulation”	the Prospectus Directive Regulation (No. 2004/809/EC)
“Proxy Form”

the proxy form accompanying this document (where applicable) for use by Shareholders in connection with the appointment of a proxy to attend and vote in their place at the Extraordinary General Meeting

“Registrars” or “the Company’s Registrar”	Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA
“Remuneration Committee”

the Company’s Remuneration Committee comprising P C F Hickson (Chairman), M K Atkinson, K R Flaherty, W K Koepf and D F McWilliams which determines, on behalf of the Board, the broad framework for executive remuneration including the remuneration of executive Directors.

“Resolution 1”	the resolution numbered 1 in the notice of the Extraordinary General Meeting as set out at the end of this document
“Resolution 2”	the resolution numbered 2 in the notice of the Extraordinary General Meeting as set out at the end of this document
“Resolution 3”	the resolution numbered 3 in the notice of the Extraordinary General Meeting as set out at the end of this document
“Resolution 4”	the resolution numbered 4 in the notice of the Extraordinary General Meeting as set out at the end of this document
“Resolution 5”	the resolution numbered 5 in the notice of the Extraordinary General Meeting as set out at the end of this document
“Resolution 6”	the resolution numbered 6 in the notice of the Extraordinary General Meeting as set out at the end of this document
“Resolutions”	Resolution 1, Resolution 2, Resolution 3, Resolution 4, Resolution 5 and Resolution 6
“Restructuring” or “financial restructuring”	the financial restructuring of the Group that took effect on 22 May 2003 pursuant to Schemes of Arrangement of the Company and M (2003) plc
“Return of Cash”	the special dividend intended to be paid by the Company to Shareholders in the first quarter of 2006
“RNS”	the Regulatory News Service of the London Stock Exchange
“Sarbanes-Oxley Act”	the US Sarbanes-Oxley Act of 2002
“SDH” or “Synchronous Digital Hierarchy”	a transport technology using optical signals. Using a mesh/ring network topology, SDH transmits data using a point-to-point method that ensures reliability if a link is broken
“SEC”	the US Securities and Exchange Commission
“Securities Act”	the United States Securities Act of 1933, as amended
“Securities Exchange Act”	the United States Securities Exchange Act of 1934, as amended
“ServiceOn”	Marconi’s portfolio of carrier-class, open-standard network management products
“Share Consolidation”	the proposed consolidation of the Existing Ordinary Shares into New Ordinary Shares as described in paragraph 8 of the Chairman’s Letter and in Section B of Part VII of this document
“Share Dealing Form”	the share dealing form accompanying this document

“Shareholder”	a holder of Existing Ordinary Shares or New Ordinary Shares as the context may require
“Share Option Schemes”	the Marconi Corporation plc Senior Management Share Option Plan and the Marconi Corporation plc Employee Share Option Plan
“Share Plans”	the Sharesave Plan and the Share Option Schemes
“Sharesave Plan”	the Marconi Corporation plc Sharesave Plan
“SoftSwitch”

a carrier class solution that controls and manages media across IP packet switched networks (the SoftSwitch architecture consists of call agents, management servers, signalling and media gateways and firewalls, and these solutions allow for the evolution to an IMS based architecture supporting the session control layer and are based on open standards allowing new innovative multi-media applications to be rapidly delivered)

“System X”

a highly scalable, carrier class, narrowband central office voice switch. System X includes switching, access and software for class 4, 5, 4 & 5 and international services. It has been sold to 28 customers worldwide with a combined capacity for more than 40 million lines

“TDM” or “Time Division Multiplexing”	a method of traditional digital multiplexing in which a signal occupies a fixed repetetive time slot within a higher-rate signal
“telent”	the Company and its subsidiary undertakings following Completion and the proposed change of name
“Trustee”	Stanhope Pension Trust Limited, the trustee of the UK Pension Plan
“UK Listing Authority” or “UKLA”	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended
“UK Pension Plan” or “Plan”	the G.E.C. 1972 Pension Plan
“uncertificated” or “in uncertficated form”

a share the title to which is recorded on the relevant register of the share concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland
“United States” or “United States of America” or “US” or “USA”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
“US GAAP”	generally accepted accounting principles applicable in the US
“US Shareholder”	persons resident in the US who hold Ordinary Shares either directly or for whose account Ordinary Shares are held by any broker, dealer or bank (or nominee of any of these)
“VAS”	Marconi’s Value-Added Services business
“Warrant”	the rights created by the Deed Poll entitling the Warrantholders upon the valid exercise of such rights, to subscribe for Ordinary Shares on the terms and conditions set out in the Deed Poll
“Warrantholder”	a holder of one or more Warrants
“Warrant Registration Statement”	Form F-3 filed on 10 August 2004 with the SEC (file number 333-117681) under which Ordinary Shares may be issued by the Company upon exercise of Warrants as described therein

MARCONI CORPORATION PLC

(the “Company”)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the Company will be held at Merchant Taylors’ Hall, 30 Threadneedle Street, London EC2R 8JB at 11.00 a.m. on 21 December 2005 for the purpose of considering and, if thought fit, passing the following resolutions of which the resolutions numbered 1, 2 and 5 will be proposed as ordinary resolutions and the resolutions numbered 3, 4 and 6 will be proposed as special resolutions:

(A)          Ordinary Resolutions

Resolution 1:

THAT the proposed disposal of the Company’s and its subsidiaries’ telecommunications equipment and international services businesses (as described in the circular dated 25 November 2005 sent by the Company to shareholders) on the terms and subject to the conditions of the Memorandum of Agreement dated 25 October 2005, entered into between the Company and Telefonaktiebolaget LM Ericsson (publ), is hereby approved and the Directors of the Company (or a duly authorised committee of the Directors) be and are hereby authorised to conclude and implement the same in accordance with such terms and conditions and to agree such amendments and variations to and waivers of such terms and conditions (provided such amendments, variations or waivers are not of a material nature) as they may in their absolute discretion think fit.

Resolution 2:

THAT, conditional on the approval of Resolution 1 and on Master Closing (as defined in the circular dated 25 November 2005 sent by the Company to shareholders), the proposed amendments to the rules of the Marconi Corporation plc Senior Management Share Option Plan, the Marconi Corporation plc Employee Share Option Plan and the Marconi Corporation plc Sharesave Plan, subject in the case of the Marconi Corporation plc Sharesave Plan to the approval of HM Revenue and Customs, as described in Section C of Part VIII of the circular dated 25 November 2005 sent by the Company to shareholders, be and are hereby approved and that the Directors of the Company be and are hereby authorised to do all acts and things necessary and desirable to carry such amendments into effect.

(B)          Special Resolutions

Resolution 3:

THAT, conditional on the approval of Resolution 1 and on Master Closing (as defined in the circular dated 25 November 2005 sent by the Company to shareholders) taking place pursuant to the transaction approved under such Resolution, the name of the Company be changed to “telent plc”.

Resolution 4:

THAT the Articles of Association of the Company be amended by: (a)the deletion of the full stop at the end of Article 33(b) and replacing it with:

“; or

to which the final sentence of Article 157.5(a) applies.” (b)the insertion after Article 156 of new Articles 157-160 as follows:

Limitations on shareholdings by US Holders

157.1Purpose and interpretation

(a)           The purpose of this Article is to restrict the number of US Holders who hold or have an interest in shares in the capital of the Company, so as to facilitate the Company to suspend its obligations under the US Securities Exchange Act of 1934, as amended, and to prevent any such obligations from arising again in the future.

(b)           For the purpose of this Article:

(i)            interest, in relation to shares, means any interest which would be taken into account in determining for the purposes of Part VI of the Act whether a person has a notifiable interest in a share (including any interest which he would be taken as having for those purposes) and interested shall be construed accordingly;

(ii)           Relevant Shares means shares in the Company (including, without limitation, shares now or at any time represented by American depositary shares, or any other securities) which are held by US Holders in any manner described in Rule 12g3-2(a)(1) of the US Securities Exchange Act of 1934, as amended, (including directly or through or as nominee) or which are deemed pursuant to this Article to be so held;

(iii)          Required Disposal means in relation to any Relevant Shares a disposal or disposals of such shares or interest therein which will result in such shares ceasing to be Relevant Shares;

(iv)          Register of US Holders means the register to be maintained in accordance with Article 157.4;

(v)           US Holder means (1) a person resident in the US who hold shares in the Company (including, without limitation, shares now or at any time represented by American depositary shares, or any other securities) in any manner described in

Rule 12g3-2(a)(1) of the US Securities Exchange Act of 1934, as amended, (including directly or through or as a nominee) and (2) a person who appears, at any time, to the directors to fall within sub-paragraph (1) of this definition of US Holder; and

(vi)          US means the United States of America, its territories and possessions, any state of the United States and the District of Columbia. 157.2Disclosure notices

(a)           The directors may by notice in writing require any member or other person appearing to be interested or appearing to have been interested in shares in the Company to disclose to the Company in writing such information as the directors shall require relating to the ownership of or interests in the shares in question as lies within the knowledge of such member or other person (supported if the directors so require by a statutory declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing) any information which the Company is entitled to seek pursuant to section 212 of the Act and any information which the directors shall deem necessary or desirable in order to determine whether any shares are Relevant Shares.

(b)           Whether or not a notice pursuant to Article 157.2(a) has been given, the directors may by notice in writing require any member or other person appearing to be interested or appearing to have been interested in shares in the Company to show to the satisfaction of the directors that the shares in question are not Relevant Shares. Any person on whom such a notice has been served and any other person who is interested in such shares may within 14 days of such notice (or such longer period as the directors may consider reasonable) make representations to the directors as to why such shares should not be treated as Relevant Shares but if, after considering any such representations and such other information as seems to them relevant, the directors believe such shares to be Relevant Shares, the directors may determine that such shares shall be deemed to be Relevant Shares and they shall thereupon be treated as such for all purposes of this Article.

(c)           The directors may give a notice pursuant to Article 157.2(a) or (b) or both of them at any time and the directors may give one or more than one such notice to the same member or other person in respect of the same shares. 157.3Notification obligation

Each member shall notify the Company immediately upon becoming aware that any share in which he or she is interested (i) is or has become a Relevant Share or (ii) has ceased to be a Relevant Share. 157.4Register of US Holders

(a)           The directors shall maintain, in addition to the register, a register of US Holders, in which there shall be entered particulars of any shares which are or have been deemed to be Relevant Shares. The particulars entered on the Register of US Holders in respect of any share shall comprise, in addition to the name of the holder, the name of any US Holder interested or who appears to the directors to be interested in such share and such information as has been supplied to the directors pursuant to Article 157.2(a) or (b) or otherwise or, if no such information has been supplied, such information as the directors consider appropriate.

(b)           The directors shall remove from the Register of US Holders particulars of any share if there has been furnished to them a declaration (in such form as the directors may from time to time prescribe) by the holder of such share, together with such other evidence as the directors may require, that satisfies the directors that such share is no longer a Relevant Share. 157.5Required Disposal

(a)           The directors may give notice to the holders of any Relevant Shares and, if they so choose, to any other person appearing to them to be interested in such Relevant Shares calling for a Required Disposal of some or all of the Relevant Shares held by him to be made within 21 days or such longer period as the directors consider reasonable. The directors may extend the period in which any such notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to them that the shares to which the notice relates are not or are no longer Relevant Shares or in any other circumstances the directors see fit. If the directors are not satisfied that a Required Disposal has been made by the expiry of the 21 day period (as may be extended), no transfer of any of the Relevant Shares to which the notice relates may be made or registered other than a transfer made pursuant to Article 157.5(b) or unless such notice is withdrawn.

(b)           If a notice given under Article 157.5(a) has not been complied with in all respects to the satisfaction of the directors or withdrawn, the directors shall, so far as they are able, make a Required Disposal (or procure that a Required Disposal is made) and shall give written notice of such disposal to those persons on whom the notice was served. The holder of the shares duly disposed of and all other persons interested in such shares shall be deemed irrevocably and unconditionally to have authorised the directors to make such Required Disposal. The manner, timing and terms of any such Required Disposal made or sought to be made by the directors (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee is or would become a US Holder) shall be such as the directors determine (based on advice from bankers, brokers, or other persons the directors consider appropriate to be consulted by them for the purpose) to be reasonably obtainable having regard to all the circumstances, including but not limited to the number of shares to be disposed of and any requirement that the disposal be made without delay; and the directors shall not be liable to any person (whether or not a US Holder) for any of the consequences of reliance on such advice.

(c)           For the purpose of effecting any Required Disposal, the directors may:

(i)            authorise in writing any officer or employee of the Company to execute any necessary transfer on behalf of any holder; and/or

(ii)           convert any share from uncertificated form to certificated form,

and may enter the name of the transferee in the register in respect of the transferred shares notwithstanding the absence of any share certificate and may issue a new certificate to the transferee and an instrument of transfer executed by any officer or employee of the Company so authorised by the directors shall be as effective as if it has been executed by the holder of the transferred shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating to the sale. The proceeds of the Required Disposal shall be received by the Company or by any person nominated by the Company whose receipt shall be a good discharge for the purchase money and shall be paid (without any interest being payable in respect of it and after deduction of any expenses incurred by the directors in the sale) to the former holder (or, in the case of joint holders, the first of them named in the register) upon surrender by him or on his behalf to the Company for cancellation of any certificate in respect of the transferred shares. 157.6Miscellaneous

(a)           Nothing in this Article shall require the directors to assume that any person is a US Holder unless the information contained in the register, the registers kept by the company under Part VI of the Act or in the Register of US Holders, appears to the directors to indicate to the contrary or the directors have reason to believe otherwise, in which circumstances the directors shall make enquiries in good faith to discover whether any person is a US Holder.

(b)           The directors shall not be obliged to give any notice otherwise required under this Article to any person if they do not know either his identity or his address. The absence of such a notice in those circumstances and any accidental error in or failure to give any notice to any person to whom notice is required to be given under this Article shall not prevent the implementation of, or invalidate, any procedure under this Article.

(c)           Save as otherwise provided in this Article, the provisions of these Articles applying to the giving of notice of meetings to members shall apply to the giving of any notice required by this Article. Any notice required by this Article to be given to a person who is not a member, or who is a member whose registered address is not within the United Kingdom and who has not given to the Company an address within the United Kingdom at which notices may be given to him, shall be deemed validly served if it is sent through the post in a pre-paid envelope addressed to that person at the address (or, if more than one, at one of the addresses), if any, at which the directors believe him to be resident or carrying on business or to his last known address as shown in the register. The notice shall in such a case be deemed to have been given on the third day following that on which the envelope containing the same is posted. Proof that the envelope was properly addressed, pre-paid and posted shall be conclusive evidence that the notice was given.

(d)           Any resolution or determination of, or decision or exercise of any discretion or power by, the directors or any director or by the chairman of any meeting under or pursuant to the provisions of this Article (including without prejudice to the generality of the foregoing as to what constitutes enquiries made in good faith or as to the manner, timing and terms of any Required Disposal made by the directors under Article 157.5) shall be final and conclusive; and any disposal or transfer made, or other thing done, by or on behalf of, or on the authority of, the directors or any director pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Article.

(e)           Neither the Company nor the directors shall be liable to indemnify or compensate any member in respect of any cost, liability or expense (including, without limitation, any US or UK taxes or duties) arising from any sale pursuant to Article 157.5.

(f)            Nothing in this Article shall constitute the holders of Relevant Shares as a separate class.

(g)           This Article shall apply notwithstanding any provision in any other of these Articles which is inconsistent with or contrary to it.

Arbitration

158.1Unless Article 159 applies:

All disputes:

(a)           between a shareholder in that shareholder’s capacity as such and the Company and/or its directors arising out of or in connection with these Articles or otherwise; and/or

(b)           to the fullest extent permitted by law, between the Company and any of its directors in their capacities as such or as employees of the Company, including all claims made by or on behalf of the Company against its directors; and/or

(c)           between a shareholder in that shareholder’s capacity as such and the Company’s professional service providers; and/or

(d)           between the Company and the Company’s professional service providers arising in connection with any claim within the scope of Article 158.1(c),

shall be exclusively and finally resolved under the Rules of Arbitration of the International Chamber of Commerce (“ICC”) (the “ICC Rules”), as amended from time to time. 158.2The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC Rules. 158.3The chairman of the tribunal must have at least 20 years’ experience as a lawyer qualified to practise in a common law jurisdiction within the Commonwealth (as constituted on 24 November 2005) and each other arbitrator must have at least 20 years’ experience as a qualified lawyer. 158.4The place of arbitration shall be London, England. 158.5The language of the arbitration shall be English. 158.6These Articles constitute a contract between the Company and its shareholders and between the Company’s shareholders inter se. This Article 158 (as supplemented from time to time by any agreement to a similar effect between the Company and its directors or professional service providers) also contains or evidences an express submission to arbitration by each shareholder, the Company, its directors and professional service providers and such submissions shall be treated as a written arbitration agreement under the Arbitration Act 1996 of England and Wales and Article II of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958). 158.7Each person to whom this Article 158 applies hereby waives, to the fullest extent permitted by law: (i) any right under the laws of any jurisdiction to apply to any court of law or other judicial authority to determine any preliminary point of law, and/or (ii) any right he or she may otherwise have under the laws of any jurisdiction to appeal or otherwise challenge the award, ruling or decision of the tribunal.

Exclusive Jurisdiction

159.1This Article 159 shall apply to a dispute (which would otherwise be subject to Article 158) in any jurisdiction if a court in that jurisdiction determines that Article 158 is invalid or unenforceable in relation to that dispute in that jurisdiction. 159.2For the purposes of Article 159.1, “court” shall mean any court of competent jurisdiction or other competent authority including for the avoidance of doubt, a court or authority in any jurisdiction which is not a signatory to the New York Convention. 159.3Any proceeding, suit or action:

(a)           between a shareholder in that shareholder’s capacity as such and the Company and/or its directors arising out of or in connection with these Articles or otherwise; and/or

(b)           to the fullest extent permitted by law, between the Company and any of its directors in their capacities as such or as employees of the Company, including all claims made by or on behalf of the company against its directors; and/or

(c)           between a shareholder in that shareholder’s capacity as such and the Company’s professional service providers; and/or

(d)           between the Company and the Company’s professional service providers arising in connection with any claim within the scope of Article 159.3(c),

may only be brought in the courts of England and Wales.

Damages alone may not be an adequate remedy for any breach of this Article 159, so that in the event of a breach or anticipated breach, the remedies of injunction and/or an order for specific performance would in appropriate circumstances be available.

General Dispute Resolution Provisions

160.1For the purposes of Articles 158 and 159, a “dispute” shall mean any dispute, controversy or claim, other than any dispute, controversy or claim relating to any failure or alleged failure by the Company to pay all or part of a dividend which has been declared and which has fallen due for payment. 160.2The governing law of these Articles, including the submissions to arbitration and written arbitration agreement contained in or evidenced by Article 158, shall be the substantive law of England. 160.3The Company shall be entitled to enforce Articles 158 and 159 for its own benefit, and that of its directors, subsidiary undertakings and professional service providers. 160.4References in Articles 158 and 159 to:

(a)           “Company” shall be read so as to include each and any of the Company’s subsidiary undertakings from time to time; and

(b)           “director” shall be read so as to include each and any director of the Company from time to time in his capacity as such or as employee of the Company and shall include any former director of the Company; and

(c)           “professional service providers” shall be read so as to include the Company’s auditors, legal counsel, bankers, ADR depositaries and any other similar professional service providers in their capacity as such from time to time but only if and to the extent such person has agreed with the Company in writing to be bound by Article 158 and/or 159 (or has otherwise agreed to submit disputes to arbitration and/or exclusive jurisdiction in a materially similar way).”

(C)          Ordinary Resolution

Resolution 5:

THAT, subject to and conditional upon the Return of Cash (as defined in the circular dated 25 November 2005 sent by the Company to shareholders) taking place, and on admission of the New Ordinary Shares (as defined below) to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc’s market for listed securities in respect of the ordinary shares of 87.5 pence each, every seven issued and unissued ordinary shares of 25 pence each in the capital of the Company be consolidated into two ordinary shares of 87.5 pence each (“New Ordinary Shares”) provided that no member shall be entitled to a fraction of a share and any fractions of New Ordinary Shares arising out of the consolidation pursuant to this resolution will be aggregated and sold and the proceeds of sale will be distributed pro rata among those members who would otherwise be entitled to such fractional entitlements. For the purpose of implementing the provisions of this resolution, the board of Directors of the Company may appoint any person to execute transfers on behalf of persons entitled to any such fractions and may generally make all arrangements which appear to the board of Directors of the Company to be necessary or appropriate for the settlement and/or disposal of such fractional entitlements.

(D)          Special Resolution

Resolution 6:

THAT, subject to and conditional upon Resolution 5 above being passed and becoming unconditional, the Company be and is generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make one or more market purchases (within the meaning of the Companies Act 1985) of ordinary shares of 87.5 pence each in the capital of the Company (“ordinary shares”) on such terms and in such manner as the Directors of the Company may from time to time determine, provided that:

(a)           the maximum aggregate number of ordinary shares authorised to be purchased under this authority is 6 million;

(b)           the maximum price which may be paid for an ordinary share purchased under this authority is an amount equal to 105% of the average of the middle market price shown in quotations for ordinary shares in the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased and the minimum price which may be paid is the nominal value of such share (in each case exclusive of expenses and advance corporation tax (if any) payable by the Company;

(c)           unless previously renewed, varied or revoked this authority will expire at the conclusion of the next annual general meeting of the Company or, if earlier, on 31 December 2006; and

(d)           the Company may make a contract or contracts to purchase ordinary shares under this authority before its expiry which will or may be executed in whole or partly after expiry of its authority.

By order of the Board

M A Skelly

Secretary

25 November 2005

Notes:

A Shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and (in so far as permitted by the Company’s Articles of Association) to vote instead of him.

Uncertificated Securities Regulations

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those Shareholders registered in the Register of Members of the Company at 11.00 a.m. on 19 December 2005 shall be entitled to attend and vote at the meeting in respect of the number of Shares registered in their name at that time. Changes to the Register of Members after 11.00 a.m. on 19 December 2005 shall be disregarded in determining the right of any person to attend and vote at the meeting.

A proxy need not be a member. A Proxy Form (or Form of Direction) is enclosed for Shareholders which should be completed and returned to the Company’s registrar, Computershare Investor Services PLC not later than 48 hours before the time fixed for the meeting. Completion of the Proxy Form (or Form of Direction) will not preclude a Shareholder from attending and voting in person.

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Extraordinary General Meeting to be held at Merchant Taylors’ Hall, 30 Threadneedle Street, London EC2R 8JB at 11.00 a.m. on 21 December 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 3RA50) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.